Dear Fellow Shareholders: Karat Packaging Inc. ("Karat" or the "Company") again delivered superior results in 2023, with sales volume growing 3.7 percent, despite a challenging environment of industry-wide deflationary pressure and increased competition. We made significant operational progress during the year, as we continued to build sustainable, long-term growth. We achieved profitable expansion through a deliberate effort to scale back manufacturing operations in the U.S., while expanding import items. This strategy prioritizes high-quality, higher-margin products, and broadens our eco-friendly and compostable product offerings, an important and growing market for us. To further enhance customer service and grow key geographic markets, we opened additional distribution centers in Chicago and Houston, and doubled the size of our Washington distribution center. These facilities are fully operational and are contributing nicely to Karat’s new market penetration. Additionally, we increased rack-space capacity across some of our existing warehouses. These initiatives should further position our Company to take advantage of opportunities to strategically grow our business. We achieved record financial 2023 results as a result of our strategic initiatives. Gross margin improved 650 basis points to a record 37.7 percent, driven in part by lower ocean freight and raw material costs, even as we passed some of these savings on to customers during the first half of the year. Net income advanced to $33.2 million, up 28.4 percent from prior year. Adjusted EBITDA1 grew more than 29 percent. Building on the sustained strength of our operating cash flow from the previous year, along with a strong balance sheet and positive long-term outlook, we commenced a quarterly cash dividend of $0.10 per share in August 2023. We increased the quarterly dividend to $0.20 per share in November 2023, and our Board of Directors authorized an additional increase in the quarterly dividend to $0.30 per share in February 2024. In 2024, our focus remains on executing our geographic expansion strategy through the establishment of new distribution centers to better serve our customers. We recently finalized a lease agreement for a warehouse in Arizona, and are in the process of planning another distribution center in the Southeast region. Together with the expansion of our sales force, we are now deepening our presence in key markets across the South, Midwest, and Pacific Northwest. Karat is well known throughout the industry for our market leadership in eco-friendly offerings, and we continue to develop new and innovative products to meet increasing customer demand. In fact, revenue from this category grew 17 percent compared with last year, and now accounts for one-third of our total business. We also are focusing on growing our online sales channel by upgrading our e-commerce platform, increasing third-party platform offerings, and expanding our online support team. To further enhance efficiency, we are implementing automation and AI technologies at our facilities. 1 Refer to the “Non-GAAP Financial Measures" section in the Form 10-K for a definition and reconciliation.

Our 2023 accomplishments highlighted Karat's organizational strength, resilience, and outstanding teamwork. I extend sincere appreciation to our loyal and expanding customer base, as well as to all my colleagues, and look forward to another fantastic year together. I also would like to express my gratitude to our shareholders for your confidence in the Company and for your ongoing support. We remain dedicated to capitalizing on opportunities to fulfill our shared objective of enhancing long-term, sustainable value. Sincerely, Alan Yu, Chief Executive Officer

Forward-Looking Statements This Letter contains “forward-looking statements” within the Private Securities Litigation Reform Act of 1995. All statements other than statements of historical or current fact included in this Letter are forward- looking statements, including but not limited to statements regarding our long-term growth plans, priorities, planned investments and opportunities in 2024 and beyond. These statements are neither promises nor guarantees, but involve known and unknown risks, uncertainties and other important factors that may cause Karat's actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements, including but not limited to the risk factors discussed under the caption “Risk Factors” in Karat's Annual Report on Form 10- K for the fiscal year ended December 31, 2023, and its other filings with the Securities and Exchange Commission. These risk factors could cause actual results to differ materially from those indicated by the forward-looking statements made in this annual report. Any such forward-looking statements represent management’s estimates as of the date of this annual report. While Karat may elect to update such forward- looking statements at some point in the future, it disclaims any obligation to do so, except as required by law, even if subsequent events cause its views to change.

UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 10-K (Mark One) ☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2023 OR ☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For transition period from to Commission File Number 001-40336 Karat Packaging Inc. (Exact name of registrant as specified in its charter) Delaware 83-2237832 (State or other jurisdiction of incorporation or organization) (I.R.S. Employer Identification Number) 6185 Kimball Avenue Chino, California 91708 (Address of registrant's principal executive offices) (Zip code) (626) 965-8882 (Registrant’s telephone number, including area code) Securities registered pursuant to Section 12(b) of the Act: Title of each class Trading Symbol Name of each exchange on which registered Common Stock, $0.001 par value KRT The Nasdaq Stock Market LLC Securities registered pursuant to Section 12(g) of the Act: None. Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒ Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☒ Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes ☒ No ☐ Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company” and “emerging growth company” in Rule 12b-2 of the Exchange Act. Large accelerated filer ☐ Accelerated filer ☒ Non-accelerated filer ☐ Smaller reporting company ☒ Emerging growth company ☒ If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐ Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐ If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐ Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive- based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐ Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act): Yes ☐ No ☒ As of June 30, 2023, the last business day of the registrant’s most recently completed second fiscal quarter, the approximate aggregate market value of the common stock held by non-affiliates of the registrant was $103,563,074, based on the closing price of the registrant’s common stock on that date. As of March 7, 2024, the number of shares of common stock, $0.001 par value, outstanding was 19,972,030 shares. DOCUMENTS INCORPORATED BY REFERENCE Portions of the registrant’s Proxy Statement for the 2024 Annual Meeting of Stockholders are incorporated herein by reference in Part III of this Annual Report on Form 10-K to the extent stated herein. Such proxy statement will be filed with the Securities and Exchange Commission within 120 days of the registrant’s fiscal year ended December 31, 2023.

Table of Contents Part I Special Note Regarding Forward-Looking Statements 2 Item 1. Business 4 Item 1A. Risk Factors 15 Item 1B. Unresolved Staff Comments 29 Item 1C. Cybersecurity 29 Item 2. Properties 31 Item 3. Legal Proceedings 31 Item 4. Mine Safety Disclosures 31 Part II Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities 32 Item 6. [Reserved] 32 Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations 33 Item 7A. Quantitative and Qualitative Disclosures About Market Risk 42 Item 8. Financial Statements and Supplementary Data 43 Item 9. Changes in and Disagreements With Accountants on Accounting and Financial Disclosure 73 Item 9A. Controls and Procedures 73 Item 9B. Other Information 76 Item 9C. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections 76 Part III Item 10. Directors. Executive Officers and Corporate Governance 77 Item 11. Executive Compensation 77 Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters 77 Item 13. Certain Relationships and Related Transactions, and Director Independence 77 Item 14. Principal Accountant Fees and Services 77 Part IV Item 15. Exhibits and Financial Statement Schedules 78 Item 16. Form 10-K Summary 80 Signatures 81 1

Part I SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS This Annual Report on Form 10-K contains “forward-looking statements” that involve substantial risks and uncertainties. All statements other than statements of historical or current fact included in this Annual Report on Form 10-K are forward looking statements. Forward-looking statements refer to our current expectations and projections relating to our financial condition, results of operations, plans, objectives, strategies, future performance, and business. You can identify forward- looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as “anticipate,” “assume,” “believe,” “can have,” “contemplate,” “continue,” “could,” “design,” “due,” “estimate,” “expect,” “forecast,” “goal,” “intend,” “likely,” “may,” “might,” “objective,” “plan,” “predict,” “project,” “potential,” “seek,” “should,” “target,” “will,” “would” and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operational performance or other events. For example, all statements we make relating to our estimated and projected costs, expenditures, and growth rates, our plans and objectives for future operations, growth, or initiatives, or strategies are forward-looking statements. All forward-looking statements are subject to risks and uncertainties that may cause actual results to differ materially from those that we expect and, therefore, you should not unduly rely on such statements. The risks and uncertainties that could cause those actual results to differ materially from those expressed or implied by these forward-looking statements include but are not limited to: • fluctuations in the demand for our products in light of changes in laws and regulations applicable to food and beverages and changes in consumer preferences; • supply chain disruptions that could interrupt product manufacturing and increase product costs; • our ability to source raw materials and navigate a shortage of available materials and inflationary pressures; • our ability to compete successfully in our industry; • the impact of earthquakes, fire, power outages, floods, pandemics and other catastrophic events, as well as the impact of any interruption by problems such as terrorism, cyberattacks, or failure of key information technology systems; • our ability to accurately forecast demand for our products or our results of operations; • the impact of problems relating to delays or disruptions in the shipment of our goods through operational ports; • our ability to expand into additional foodservice and geographic markets; • our ability to successfully design and develop new products; • fluctuations in freight carrier costs related to the shipment of our products could have a material adverse impact on our results of operations; • the effects of public health crises including pandemics; • our ability to attract and retain skilled personnel and senior management; and • other risks and uncertainties described in “Risk Factors.” We make many of our forward-looking statements based on our operating budgets and forecasts, which are based upon detailed assumptions. While we believe that our assumptions are reasonable, we caution that it is very difficult to predict the impact of known factors, and it is impossible for us to anticipate all factors that could affect our actual results. See the “Risk Factors” section and elsewhere in this Annual Report on Form 10-K for a more complete discussion of the risks and uncertainties mentioned above and for a discussion of other risks and uncertainties we face that could cause actual results to differ materially from those expressed or implied by these forward-looking statements. All forward-looking statements attributable to us are expressly qualified in their entirety by these cautionary statements as well as others made in this Annual Report on Form 10-K. We caution you that the risks and uncertainties identified by us may not be all of the factors that are important to you. Furthermore, the forward-looking statements included in this Annual Report on Form 10-K are made only as of the date hereof. We undertake no obligation to publicly update or revise any forward-looking statement as a result of new 2 information, future events, or otherwise, except as required by law. You should evaluate all forward-looking statements made by us in the context of these risks and uncertainties. 3

ITEM 1. BUSINESS As used in this Annual Report on Form 10-K, “we”, “us”, “our”, “Karat”, “the Company” or “our Company” refer to Karat Packaging Inc., a Delaware corporation, and, unless the context requires otherwise, our operating subsidiaries. References to “Global Wells” or “our variable interest entity” refer to Global Wells Investment Group LLC, a Texas limited liability company and our consolidated variable interest entity, in which the Company has an equity interest and which is controlled by one of our stockholders. References to “Lollicup” refer to Lollicup USA Inc., a California corporation, our wholly-owned subsidiary. Our Company We are a rapidly-growing specialty distributor and select manufacturer of disposable foodservice products and related items. We are a nimble supplier of a wide range of products for the foodservice industry, including food and take-out containers, bags, tableware, cups, lids, cutlery, straws, specialty beverage ingredients, equipment, gloves and other products. Our products are available in plastic, paper, biopolymer-based and other compostable forms. Our Karat Earth® line provides environmentally friendly options to our customers, who are increasingly focused on sustainability. We also offer customized solutions to our customers, including new product development, design, printing and logistics services. We operate our business strategically and with broad flexibility to provide both our large and small customers with the wide spectrum of products they need to successfully run and grow their businesses. We believe we have established ourselves as a differentiated provider of high-quality products relative to our competitors. Our operating model entails generating the majority of our revenue from the distribution of our vendors' products, complemented by select manufacturing capabilities in the U.S., which allows us to provide customers with broad product choices and customized offerings with short lead times even during global supply chain disruptions. This model provides us with the flexibility to adjust the mix of our product offering from import and manufacturing in evolving economic environment to drive operating efficiency and sustained margin expansion. During 2023, in light of the rising domestic labor and other operating costs and dropping ocean freight rates, we executed a strategy to pivot into a more asset-light model by increasing imports and scaling back manufacturing in certain locations. While we largely maintained our manufacturing infrastructure, we disposed of certain production machinery and related raw materials and reduced our production workforce. For the year ended December 31, 2023, distribution accounted for approximately 80% of our net sales, up from 74% in the prior year, while manufacturing accounted for approximately 20% of our net sales, down from 26% in the prior year. While we expect manufacturing to remain a relatively small portion of our sales mix going forward, we plan to retain manufacturing capabilities domestically to continue to operate with a nimble business model. Our customers include a wide variety of national and regional distributors, restaurant chains, retail establishments and online customers. Our products are well suited to address our customers’ increased focus on take-out and delivery capabilities. Our diverse and growing blue chip customer base includes well-known fast casual chains such as Applebee’s Neighborhood Grill + Bar, Chili’s Grill & Bar, PF Chang's, Texas Roadhouse, Chipotle Mexican Grill, Corner Bakery Cafe and TGI Fridays, as well as fast food chains including The Coffee Bean & Tea Leaf, El Pollo Loco, In-N-Out Burger, Jack in the Box, Popeyes, Panda Express, Raising Cane’s Chicken Fingers, and Torchy’s Tacos. As our capabilities, product offering and footprint expand, we are also beginning to supply products to national and regional supermarket chains, airlines, entertainment venues and other non-restaurant customers. Our strong brand recognition in the foodservice industry, nimble operations and rapidly increasing size and scope of our distribution and logistics network provide us with a significant advantage that enables us to acquire new customers as well as increase our business with existing customers. For the years ended December 31, 2023 and December 31, 2022, no single customer represented more than 10% of our revenue. We are an omni-channel provider and have recently made significant investments in e-commerce, technology, supply chain, distribution network, and customer initiatives, such as online ordering and same day pickup. We operate our e- commerce channel through our company website, www.lollicupstore.com and upgraded the underlying e-commerce platform during 2023. This upgrade not only enabled us to improve our storefront from an operational standpoint, but also allowed for the integration of multiple apps and extensions to enhance user experience. In addition, we also operate third-party storefronts on Amazon, Walmart, eBay, and recently expanded to TikTok. Our e-commerce platforms allow us to offer our entire range of products for online procurement and enable us to cross market other products to our customers. These platforms also provide us with the opportunity to continue our expansion into the business-to-consumer ("B2C") market in addition to the business- to-business ("B2B") small retailer customers that we traditionally serve. We have recently elevated our focus on servicing B2C market by sourcing products tailored for and geared toward these end-users. We further expanded our e-commerce team and improved and scaled our online marketing efforts. Our e-commerce channel significantly outperformed all other channels in year-over-year revenue growth in 2023, and we believe the e-commerce channel will continue to be a key growth driver in our business. We classify our customers into four categories: distributors, national and regional chains, retail and e-commerce/online. • Distributors: national and regional distributors across the U.S. that purchase our products and provide a channel to offer our products to restaurants, offices, schools, government entities and other end users. 4

• National and regional chains: typically fast casual and fast food restaurants with locations across multiple states to which we supply specified products. We enter into sales contracts with a subset of our national and regional chains customers, providing some visibility into future revenue. • Retail: primarily regional bubble tea shops, boutique coffee shops and frozen yogurt shops that often purchase our specialty beverage ingredients and related items. • E-commerce/Online: small businesses, often with less than two locations, such as small restaurants, bubble tea shops, coffee shops, juice bars, smoothie shops and some customers who purchase for personal use. In addition to product sales, we also generate a small amount of revenue from logistics services which is the transportation and delivery of shipping containers from ports to customers, primarily to retail customers. The diversity of our customer types allows us to maintain a broad product offering while providing us with the ability to source products efficiently, as we are able to sell many products across multiple customer segments. We expect a large proportion of our future growth to come from national and regional chains as well as our higher margin online customers. We believe that the current industry environment and regulatory landscape has accelerated the shift in consumer preferences towards food delivery, take-out ordering and eco- friendly sustainable products, which we expect to continue in the foreseeable future. With our customer-centric approach, we have generated significant growth through the continued expansion of our customer base and increasing penetration into existing customers across all channels. In addition, we have been able to grow our wallet share with many customers, in particular our national and regional chains, by supplying them a broader range of our foodservice disposables and related products. As we broaden our reach, expand into new geographic areas, and continue to focus on customer engagement, we expanded our sales force in 2023 by bringing in new sales representatives and regional managers. We also promoted from within our inaugural Chief Revenue Officer in 2023. We currently operate manufacturing facilities and distribution centers in Chino, California, Rockwall, Texas and Kapolei, Hawaii. In addition, we have distribution centers located in Branchburg, New Jersey; Puyallup, Washington; Summerville, South Carolina; Kapolei, Hawaii; City of Industry, California; Sugar Land, Texas; and Aurora, Illinois. During 2023, we invested in the significant expansion of our distribution capabilities by adding 188,000 square feet in distribution space through the opening of two new warehouses in Sugar Land, Texas and Aurora, Illinois. We also doubled our warehouse space in Washington as we moved our warehouse from Sumner to Puyallup. Further, we racked up additional areas in existing warehouses, adding 40,000 square feet of new racked space in our warehouses. Our distribution and fulfillment centers are strategically located in proximity to major population centers, including the Los Angeles, New York, Chicago, Dallas, Houston, Seattle, Atlanta and Honolulu metro areas. As described in Note 22 — Subsequent Events in the Notes to the Consolidated Financial Statements included in Part II, Item 8 of this Annual Report on Form 10-K, we entered into a lease agreement on February 12, 2024 for an additional distribution center in Mesa, Arizona and are currently in the process of setting up this location to be fully operational by the second quarter of 2024. Competitive Strengths We believe the following strengths fundamentally differentiate us from our competitors and drive our success: One-stop shop with a diverse product offering for the foodservice market and highly nimble sourcing capabilities We leverage our diversified global supplier network and offer customers a wide selection of single-use disposable foodservice products, with over 6,400 active SKUs (defined as active products available for purchase) across a broad range of product categories. We have significantly grown our inventory sourcing network from only a handful of vendors initially to over 133 active vendors by the end of 2023. Key offerings include food and take-out containers, bags, tableware, cups, lids, cutlery and straws primarily sourced through our diverse supplier base. Our strong relationships with our suppliers allow us to offer customers products that both preserve the highest possible food quality and meet the unique needs of their business. Furthermore, these supplier relationships allow us to offer custom-branded and custom-designed products with fast turnaround times and at competitive prices. With increasing regulations around single use plastics, our Karat Earth® line provides environmentally friendly options that include food and take-out containers, bags, tableware, cups, lids, cutlery and straws. This special catalog of sustainable products are made from renewable resources that are ethically sourced. We intend to invest further in research and development for our Karat Earth® line to significantly expand our product offering to meet the needs of our customers and the evolving regulatory landscape. We often are a key supply chain partner integral to the daily operations of our customers. Our ability to quickly provide premium products at competitive prices has typically allowed us to become a trusted supplier to our customers. Through an ongoing feedback loop, as customer demand varies and new needs emerge, we are able to act nimbly and qualify new suppliers quickly to augment our product offering. Focus on distribution and advanced logistics network, complemented by flexible manufacturing capabilities We consider our increasingly sophisticated distribution capabilities and related strength in logistics to be an important core competency and key differentiator from our competitors. We opened two new warehouses in 2023 located in Sugar Land, 5

Texas, and Aurora, Illinois, and also racked up additional space within existing warehouses to allow for better management and fulfillment of products. We own a fleet of 26 trucks (including some that are refrigerated to transport frozen food item), 44 trailers, 10 bobtails, 1 yard goat, and 38 chassis, and as of December 31, 2023, employed 40 drivers in our logistics division. Our national distribution and logistics capacity has allowed us to reduce the need for reliance on third-party logistics providers and provide efficient and cost-effective distribution to customers. We intend to continue to enhance our distribution productivity via opening additional distribution centers in strategic locations across the U.S., expanding our distribution fleet, and increasing the number of drivers. Our California, Texas and Hawaii facilities have a portion of operational capacity dedicated to manufacturing capabilities. For the year ended December 31, 2023, approximately 20% of our revenues were generated from the sale of products manufactured in-house. We view distribution as our primary focus and growth driver while utilizing our manufacturing capabilities as a complement to the base distribution business. This approach allows us to procure products at competitive prices by being able to compare procurement costs versus domestic manufacturing costs to help determine the more efficient option. Diverse and growing blue-chip customer base We sell and distribute a broad portfolio of single-use disposable foodservice products to customers nationwide including leading chain restaurants, distributors, convenience stores, retail establishments and online customers. Our blue-chip customers include leading fast casual chains such as Chili’s Grill & Bar and Chipotle Mexican Grill, as well as fast food chains such as In-N-Out Burger, El Pollo Loco, and Panda Express, among others. We intend to further expand our customer base by selling our products to non-traditional foodservice customers, including regional and national supermarket chains, airlines, entertainment venues and other non-restaurant customers. Progress towards such expansion and diversification of our customer base is already underway. Leader in eco-friendly products to address sustainability Our commitment to pursuing environmental sustainability is exhibited in every aspect of our business. We believe we are amongst the leading companies in the supply of eco-friendly disposal foodservice products in the United States. Since our inception, we have made the conscious choice to never use Styrofoam in any of our products. In 2008, we established Karat Earth® as an eco-friendly line of foodservice products, including food and takeout containers, bags, tableware, cups, lids, cutlery and straws. Karat Earth® supplements our eco-friendly offerings within our other product lines. We continue to invest in research and development to expand our offering of sustainable products to meet the needs of our customers and the evolving regulatory landscape. These efforts have allowed us to consistently grow our sales from eco-friendly products as a percentage of our total sales. Our eco-friendly products made up 33% of total sales during the year ended December 31, 2023 compared to 27% during the prior year. Customized solutions offering new product development, design, printing and logistics services In recent years, we are seeing a growing trend towards takeout and at-home dining, and as a result the restaurant industry is becoming increasingly focused on receiving a customized, value-add, and customer oriented-experience when it comes to the packaging of their products. In order to promote brand familiarity and loyalty, we collaborate closely with our customers to develop and deliver custom products that meet the unique branding, color and schematics requirements of their businesses. Our in house domestic printing capability allows for fast turnaround times at competitive costs. Experienced and growth-oriented management team We have assembled a strong executive management team to lead our company in its next phase of growth, supported by a deep bench of functional area leads across the organization. Our co-founders Alan Yu and Marvin Cheng have worked together over the last 20 years to aggressively drive growth across the business. Daniel Quire joined us in 2018 and was appointed Chief Revenue Officer in 2023, helping to provide leadership to our sales term, lead our customer acquisition and engagement initiatives, and expand our market presence. Our Chief Financial Officer, Jian Guo, joined us in 2022, bringing years of public company experience to further bolster our finance and accounting functions. Growth Strategy Our goal is to become a leading single-source provider to a broad set of customers for all of their disposable foodservice products and related needs. We plan to continue to grow our business and increase our profitability through the following key initiatives: Continue to build our e-commerce distribution channel We believe there is an opportunity to continue to significantly grow our higher margin e-commerce business to a more meaningful percent of revenue by continuing our investments in people, distribution capabilities. marketing and technology. 6

During 2023, we updated our company e-commerce platform, which not only enabled us to improve our storefront from an operational standpoint, but also allowed for the integration of multiple apps and extensions to enhance user experience. In addition, we also operate third-party storefronts on Amazon, Walmart, eBay, and recently expanded to TikTok. Our e- commerce platforms allow us to offer our entire range of products for online procurement and enable us to cross market other products to our customers. These platforms also provide us with the opportunity to continue our expansion into the B2C market in addition to the B2B small retailer customers that we traditionally serve. We have recently elevated our focus on servicing B2C market by sourcing products tailored for and geared toward these end-users. We further expanded our e- commerce team and improved and scaled our online marketing efforts. All of these initiatives allowed us to increase the number of online orders by approximately 37% in 2023 compared to prior year. Our e-commerce channel also significantly outperformed all other channels in year-over-year revenue growth in 2023, and we believe the e-commerce channel will continue to be a key growth driver in our business. Disrupt the traditional foodservice supply chain The traditional foodservice supply chain consists of manufacturers selling through a multi-layer distribution and logistics network before the product reaches the end customer. As a full service distributor ourselves, we are able to provide products directly to the end user, eliminating the need for the traditional multi-layer supply chain. Environmental pressure on single-use disposable plastics is already causing a need for new sources of supply. The Karat Earth® brand is a plant-based line of compostable products that meets the growing demand for renewable and ethically-sourced products. Our nimble operating model can serve customers more quickly than the traditional supply chain, which allows us to react rapidly to customers’ changes in demand. Grow our base business with incremental revenue from existing customers We intend to continue to increase penetration within our existing customer base. We believe there is an opportunity to offer additional product lines allowing us to become a true “one-stop” supplier. Our unique ability to serve customers as a reliable supplier with strong customer service at competitive prices has positioned us to be a frequent recipient of requests for proposals from our existing customers as they look for new sources of supply. Offering a larger range of products, coupled with our ability to provide custom specifications and configurations to existing products, allows us to better serve the needs of our customers and increase retention further. We have historically experienced consistently high customer retention rates as a result of our dedication to our customers and our hands-on approach. For the year ended December 31, 2023, our major customer retention rate, defined as year over year retention of our top 100 customers, was 99%. Expand our customer base via new capabilities, geographies, products, services and end markets We believe our addressable market continues to grow as emerging businesses like Grubhub, Uber Eats, DoorDash and others expand the need for foodservice disposable products, and takeout and at-home dining remain a constant even after the pandemic. We plan to continue to add new experienced sales team members to broaden our reach, expand into new geographic areas, and continue to focus on customer engagement. We also promoted from within our inaugural Chief Revenue Officer in 2023. We have made solid strides towards expanding our distribution footprint and capabilities in the United States. During 2023, we opened two new warehouses in Sugar Land, Texas and Aurora, Illinois, adding 188,000 square feet in distribution space. We doubled our warehouse space in Washington as we moved our warehouse from Sumner to Puyallup. Further, we also racked up additional areas in existing warehouses, adding 40,000 square feet of new racked space in our warehouses. In addition, we are continuously evaluating and expanding our product and service offerings to respond to customer demand and penetrate into new markets, including supermarket chains, airlines, entertainment venues, and other non- traditional foodservice markets. We see significant opportunity specifically with supermarkets to gain wallet share by providing fruit trays, vegetable containers, pizza boxes, compostable meat trays and other related items, all of which are higher margin products than some of our other products. Our online platforms have provided us with the opportunity to continue our expansion into the business-to-consumer B2C market. Pursue strategic acquisitions We evaluate and consider potential business acquisitions in order to expand the breadth of our existing infrastructure, product offerings, expertise, supply chain network, and operating efficiencies. Additionally, the potential to acquire existing and new suppliers, particularly in the U.S., may further reduce our reliance on the Asian supply chain, creating more diversified sourcing options for our customers. 7

Our Industry The disposable foodservice products industry is large and growing. The primary categories of disposable foodservice products include food packaging, containers, tableware, cups, lids, cutlery, straws, napkins and bags. The large breadth and scope of products is reflected in the diverse nature of the industry participants, which range from large international conglomerates to smaller regional and niche companies. As a result, the industry is represented by a large number of companies and remains highly fragmented. Similarly, end customers of the disposable foodservice products industry are equally diverse in composition. The restaurant and foodservice categories that are the primary purchasers of our products include quick service restaurants, fast casual, convenience stores, specialty drink establishments, casual dining and increasingly, premium casual and family dining restaurants. We estimate our growth to significantly outpace the industry average given our increase in sales of high demand items like take-out containers and bags, our ability to continuously augment our product offering to address customer needs and our avoidance of product categories in decline, including materials in the process of being banned under various governmental regulations. The industry is currently experiencing a period of both growth and transition as a result of several key factors that have emerged in recent years especially after the COVID-19 pandemic. These include the growing market for food delivery and take-out dining; new governmental regulations primarily resulting from an increasingly environmentally-conscious public; and growing consolidation within the disposable foodservice products industry. We believe that we will benefit from a continuation of these market trends due to our diverse product offering, customer-centric approach, commitment to environmentally-friendly products and the flexibility of our business model. Food delivery and take-out With the growing trend towards at-home dining and mobility-oriented e-commerce, food delivery and take-out dining are currently experiencing rapid growth. As consumer preferences have evolved, foodservice establishments have realized that the at-home dining experience is closely linked to the quality of the packaging utilized. Data from the National Restaurant Association shows that operators are increasingly acknowledging the importance of off-premises dining and making it a strategic priority. According to studies done by International Market Analysis Research and Consulting Group, the United States online food delivery market size reached $29.1 billion in 2023. The same studies expect the market to reach $68.6 billion by 2032, exhibiting a growth rate (CAGR) of 9.8% during 2024-2032. In order to benefit from this growing market trend, foodservice establishments are actively trying to provide a high quality at-home dining customer experience that is comparable to the in-restaurant experience. Central to this effort is food quality and overall presentation where take-out containers and related products play a critical role. Governmental regulations Environmental concerns regarding disposable products broadly have resulted in a number of significant changes that are specific to the foodservice industry, including regulations applicable to our customers. Many cities, states and local governments have been actively enacting legislation that prohibits certain types of end-products as well as the use of certain raw materials used in manufacturing. We expect this trend to continue on a national scale as foodservice establishments are looking to source alternative products made from biodegradable materials and other environmentally-friendly options. We believe we are well positioned to benefit from increasing government regulation and environmental concerns given our strong portfolio of sustainable products, including our Karat Earth® line and our continued commitment and investment in our leadership position in providing eco-friendly products in the United States. Additionally, evolving foreign trade policy by the U.S. federal government has resulted in the imposition of tariffs on a number of imported foodservice disposable products, including those imported from China. To avoid the resulting higher product costs, many domestic purchasers may seek to establish alternative distribution channels and source products from U.S. based manufacturers or from other non-tariffed countries. Industry consolidation Over the last several years, there has been significant consolidation within the industry, both in distribution and manufacturing. This is due in part to larger and more established companies seeking to generate growth and maintain profitability through the expansion of their product offering. As is common in the disposable foodservice products industry, larger companies typically broaden their product portfolio through the acquisition of established companies, rather than building out new product categories organically. As consolidation occurs, existing customers often find themselves facing challenges of changing product availability, discontinuations, increasing prices, support staff turnover and other potential transition-related challenges. These challenges can be highly disruptive to a customer’s business and as a result, the customers often seek out other stable and more reliable channels for product sourcing. Our Products We offer a wide selection of high-quality, cost effective food packaging products and disposables. 8

We work in close collaboration with our customers to develop products to meet the needs unique to their individual businesses. This includes developing containers and food storage items that are both visually appealing and that deliver the best possible food quality and freshness. Additionally, we are able to custom print or label many of our products, to help our customers brand the at home dining experience of their customers. We supply a wide range of products for the foodservice industry, including: • food and take-out containers; • bags; • tableware; • cups; • lids, • cutlery, • straws, • specialty beverage ingredients; • equipment; and • gloves. Karat Earth® Karat Earth® is our specialty line of environmentally-friendly products that are plant-based and compostable and are made from renewable resources sourced ethnically. This line includes food containers, tableware, cups, lids, utensils and straws. Our Karat Earth® line provides our customers the option to make a powerful statement about their commitment to environmental and social sustainability. Our Karat Earth® products are Cedar Grove Certified (CGC) and Biodegradable Products Institute (BPI) certified compostable. Karat Earth® plastic products are made from polylactic acid (PLA) sourced from NatureWorks Ingeo PLA. Ingeo PLA is a non-petroleum based, biopolymer that is manufactured from plant sugars. Due to its material composition, Ingeo PLA is non-volatile, non-toxic and odorless if incinerated. We continue to invest in research and development for our Karat Earth® line to expand our product offering to meet the needs of our customers and the evolving regulatory landscape. Our Distribution and Logistics Network We sell and distribute our products to customers across the United States through our growing distribution network. We partner with foodservice establishments of every size, with our customers ranging from large multi-national restaurant chains to regional and smaller-chain establishments. Our customers benefit from our broad product offering and efficient distribution which allows them to streamline their procurement process by purchasing all of their disposable goods from a single-source provider and effectively reduce inventory level and working capital requirements. We also sell our products directly to leading restaurant supply companies that distribute products to a wide range of food-service establishments internationally. Our growing sales force works closely with our customers to tailor the optimal mix of products to meet the unique needs of their businesses. We continue to hire additional sales personnel nationally to expand our sales reach, geographic footprint and increase our penetration into the different market segments of the foodservice industry, specifically the South, Midwest, and Pacific Northwest regions of the U.S. We work closely with our customers to develop an optimal logistics and supply chain solution customized to their businesses. We have built a flexible distribution system which allows our customers to order and receive products on a timely basis based on the real-time needs of their businesses. In addition to regularly scheduled delivery intervals, our customers can order and schedule delivery of products via telephone, facsimile, email or through our online e-commerce platform and our online storefronts on Amazon, Walmart, eBay, and TikTok. Our regional warehouses and distribution centers allow us to deliver products on a timely basis to key population centers across the United States. Depending on the needs of our customers, final product delivery to their stores or affiliated distribution centers occurs via courier package delivery or through our company-employed delivery drivers. Seasonality Our business does not experience high seasonality though certain food and food related products are moderately seasonal. For example, during the hot weather of summer and fall months, we see an increase in the level of sales for items such as cold 9 drink cups and boba products. Generally, we expect relatively more of our earnings and cash flows to be generated in the second and third quarter of the fiscal year.

Our Corporate Structure

Set forth below is an organizational chart which identifies the Company and its consolidated entities as of December 31, 2023:


Alan Yu
CEO and Chairman
Marvin Cheng
Vice President – Manufacturing and Secretary
Other Owners
34.8%
30.7%
34.5%
Karat Packaging Inc.
a Delaware Corporation
100%
Lollicup USA Inc.,
a California corporation
Other Owners
86.5%
100%
13.5%
Lollicup Franchising, LLC,
a California limited liability company
Global Wells Investment Group LLC,
a Texas limited liability company

Please see Note 2 — *Summary of Significant Accounting Policies* and Note 22 — *Subsequent Events* in the Notes to the Consolidated Financial Statements included in Part II, Item 8 of this Annual Report on Form 10-K for a description of the agreements between Global Wells and us as well as the change in our ownership percentage in Global Wells subsequent to December 31, 2023 resulting from one Global Wells' member's redemption of its membership interest.

Intellectual Property

Our intellectual property portfolio includes 12 active trademarks, including Lollicup, Karat, Karat Earth® and Total Clean, and five registered copyrights.

Environmental, Social and Governance (ESG)

At Karat Packaging, we are committed to pursuing initiatives that positively impact our products, our people, our customers and our planet. We recognize the importance of environmental, social and governance ("ESG") issues for all of our stakeholders and we are committed to incorporating ESG principles into our business strategies and organizational culture. By undertaking such measures, we are working towards making our workforce more inclusive, our business more sustainable, and our communities more engaged. Our commitment to practicing environmental sustainability is exhibited in almost every aspect of our business.

Our Products

We are a pioneer and leader in the supply of eco-friendly disposal foodservice products in the United States. Since our inception, we made the conscious choice to never use Styrofoam in any of our products. Styrofoam products are non-biodegradable and therefore take up permanent space in landfills resulting in a constant leach of harmful chemicals into the environment. Styrofoam products are also very difficult to clean up as they often escape waste collection systems due to their low density. They are easily wind-blown and ultimately end up in parks, forests, beaches, oceans and rivers.

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In 2008, we established Karat Earth® as an eco-friendly line of foodservice products, including food and take out containers, bags, tableware, cups, lids, cutlery and straws. Our Karat Earth® products are Cedar Grove Certified (CGC) and Biodegradable Products Institute (BPI) certified compostable. Karat Earth® plastic products are made from polylactic acid (PLA) sourced from NatureWorks Ingeo PLA. Ingeo PLA is a non-petroleum based, biopolymer that is manufactured from plant sugars. Due to its material composition, Ingeo PLA is non-volatile, non-toxic and odorless if incinerated. Karat Earth® supplements our eco-friendly offerings within our other product lines. We continue to invest in research and development to expand our offering of sustainable products to meet the needs of our customers and the evolving regulatory landscape. Our eco-friendly products made up 33% of total sales during the year ended December 31, 2023 compared to 27% during the prior year. A recent peer-reviewed global study conducted by the American Association for the Advancement of Sciences found that less than 10 percent of plastics is recycled. Other studies indicated approximately 23% of landfill waste in the United States is comprised of plastic containers and food ware. Such striking statistics have prompted many state and city governments to enact regulations to cut down on plastic pollution. For example, California passed Bill 54 in June 2022, requiring all packaging in the state to be recyclable or compostable by 2032. Rhode Island passed Bill 5090 in June 2023, banning restaurants and food service establishments from processing, preparing, selling or providing food or drinks in disposable food containers made from polystyrene foam. Delaware passed Bill 51 in August 2023, prohibiting polystyrene foam containers, plastic beverage stirrers, and sandwich picks beginning July 1, 2025. A variety of individual cities have also passed their own complimentary ordinances to limit single-use plastic products. As more governments enact regulations to prevent and reduce waste that is harmful to the environment, and more consumers are actively taking steps towards being more sustainable, the demand for eco-friendly disposable products is on the rise. In order to better position ourselves for this change in the industry landscape, we have significantly expanded our sourcing of eco-friendly products and increased the number of related product offerings. As of December 31, 2023, we had over 500 SKUs of eco-friendly products that our customers could choose from, up from approximately 400 as of the prior year end. Our Operations In our manufacturing facilities in the United States, the production process involves intake of water, dischargement to water, recycling of waste and other disposal activities. As a Company, we place strong emphasis on water conservation and reducing water pollution. Outside of the required cooling of manufacturing machines and equipment after production cycles, our manufacturing process does not require large quantities of water. We ensure appropriate drainage and disposal of contaminated water, grease oil, and other chemicals discharged from our production activities in order to limit the pollution of valuable water sources. Reclamation is also a key consideration for us. Any and all waste products from our production process is thoroughly inspected and checked for the potential of re-use or recyclability. Identified items are repackaged and sold or they are transferred to our local waste management facilities for proper disposal, thereby reducing waste and the use of landfill space. Some of our raw materials are Biodegradable Products Institute (BPI) certified. For over 20 years, the BPI certification has been the defining symbol of compostability due to its rigorous testing standards. The BPI certification is the only third-party verification for compostable products in North America. Even in products that do require the use of plastic, we ensure that the resin we source is both BPA (or bisphenol A) and PFA (or perfluoroalkyl and polyfluoroalkyl) free. These substances are known for their extreme persistence in the environment upon discharge. Our commitment to sustainability is also demonstrated in our focus on recycling and reusing. Our warehouse departments have implemented the practice of reusing paper cardboard boxes and wooden pallets for inventory storage and shipments. We offer credits to certain customers that return and reuse wooden pallets. We train our warehouse and janitorial staff to properly dispose of and recycle all types of material including paper, plastic, and scrap metal. The utilization of trash compacting services has allowed us to minimize the frequency of waste pickups and also reduce landfill space. We have installed LED bulbs in light fixtures within both the warehouse and office space that are more efficient than traditional fluorescent counterparts as well as with timers that automatically turn off lights after a period of time if no movement is detected. We have also programmed our HVAC units at some of our locations to run on predetermined schedules to reduce our overall power consumption. Additionally, we are transitioning our company fleet from being gas powered to those that run entirely on electricity. To the extent possible, we have also switched over from single use batteries to rechargeable battery packs in our line up of tools and equipment. Our Company as a whole has also made strides to reduce the need for paper and ink by embracing a more digital form of paperwork retention. Through these various efforts, we play our part to reduce our carbon footprint and will continue to look into and implement further sustainable practices. We are regulated by certain federal, state and international environmental laws governing our use, transport and disposal of production materials and control of emissions. Compliance with these existing laws has not had a material impact on our capital expenditures, earnings or global competitive position. 11

A liability for environmental remediation and other environmental costs is accrued when we consider it probable that a liability has been incurred and the amount of loss can be reasonably estimated. Environmental costs and accruals are presently not material to our operations, cash flows or financial position. We are committed to providing consistent and excellent return to our shareholders, all while maintaining a strong sense of good corporate citizenship that places a high value on the welfare of our employees, the communities in which we operate, and the world as a whole. We believe that effectively prioritizing and managing our ESG factors helps create long-term value for our investors. Under the direction of our Chief Executive Officer and the board of directors, we are driving continuous improvements in bringing innovative eco-friendly products that meet the needs of our customers and our plant and enhancing our energy and waste management infrastructure in our sustainability journey. Human Capital Management Our Culture At Karat, it is our people – our greatest asset – that give us our strong reputation and stand at the heart of our growth. Our success depends on the talent, dedication, and well-being of our people. As we grow, we strive to recruit, retain, develop, and provide advancement opportunities for our team members. We continually work to make Karat an inclusive, equitable, and growth-focused workplace where all team members have the opportunity to flourish. Safety One of our most important corporate values is the safeguarding of our people and fostering a culture of care that promotes the well-being of our employees, contractors and business partners. We protect our people, projects and reputation by striving for zero employee injuries and illnesses, while operating and delivering our work responsibly and sustainably. Our safety culture empowers every member of the workforce to exercise stop-work authority without repercussion to address any potential unsafe work conditions. We develop and administer company-wide safety policies to ensure the well-being of each team member and compliance with Occupational Safety and Health Administration standards. This includes periodic safety training and assessments as well as annual safety audits. We require all employees and contractors at our warehouse and manufacturing facilities to understand and follow these safety policies. These guidelines have been put into place by management to address three key components of safety: • Identifying the root cause of safety hazards in our operations; • Assessing risks associated with all hazards or conditions identified; and • Mitigating risks associated with known hazards and conditions. Diversity, Equity, and Inclusion (DEI) Diversity, equity and inclusion ("DE&I") are critical underpinnings of our corporate values. DE&I helps foster innovation, cultivate an environment filled with unique perspectives and drive engagement, innovation and organizational growth. Our focus to date has been increasing awareness amongst our employees on the importance of DE&I. As a business founded by representatives from a minority group in the United States, diversity and inclusion is engrained in our corporate history. We believe that a diverse workforce is essential to its long-term success and strive to foster a diverse, equitable, and inclusive culture where all voices are heard, valued, and included. Management embraces employees’ differences in race, color, religion, age, sex, sexual orientation, marital status, citizenship, national origin, geographic background, military or veteran status, disability (mental or physical), and any other characteristics that make our employees unique. We ensure that we leverage a diverse slate of candidates for all job vacancies, including senior leadership. Good corporate governance and transparency are fundamental to achieving our vision of becoming a leading in all our markets. Our engagement approach involves ongoing communication with our employees. We strive to provide relevant market updates to our team members as well as to share important information regarding our revenue trends, inventory status, production, safety and other operating metrics as deemed necessary. We have received several recognition oriented awards throughout our company’s history. Our employees are expected to act with integrity and objectivity and to always strive to enhance our reputation and performance. We maintain a Code of Ethics which is attested by every employee and provides our framework for ethical business. As of December 31, 2023, we have the following gender and ethnicity breakout for our employees, C-suite executives, and Board of Directors members: 12

	Full-Time employees	C-Suite Executives	Board of Directors
Total count	778	3	5
Gender			
Male	66%	67%	60%
Female	33%	33%	40%
Non-binary/Did not self-identify	1%	—	—
Ethnicity			
Hispanic	45%	—	—
Asian	16%	67%	100%
White	16%	33%	—
Black	18%	—	—
Other/Did not self-identify	5%	—	—

Compensation and Benefits

Consistent with our core values, we take care of our people by offering competitive compensation and comprehensive benefits programs. We continuously make wage investments to ensure our compensation packages reflect the evolving circumstances across our markets. One of the goals of our recruitment strategy is to ensure we are aligning roles with compensation levels based on job responsibilities, market competitiveness, geographic location, strategic importance of roles and other relevant factors.

Our compensation package includes a base salary and depending on the role, discretionary bonuses and equity compensation programs. In January 2019, the Company's board of directors adopted the 2019 Stock Incentive Plan (the "Plan"). A total of 2,000,000 shares of common stock has been authorized and reserved for issuance under the Plan in the form of incentive or nonqualified stock options and stock awards. As of December 31, 2023, a total of 649,316 shares of common stock were awarded under the Plan. Employees, directors, and consultants are eligible to receive stock options and stock awards under the Plan. Additionally, the firm makes annual contributions to support the retirement goals of each employee through a matching contribution to 401(k) retirement accounts.

We also offer our employees' healthcare, wellness, paid sick leave, flexible paid time off, and other benefits to support their quality of life and enable them to thrive in the workplace. All eligible full-time and part-time employees and their eligible dependents receive competitive health benefits. We cover approximately 60% of total eligible healthcare costs for part and full-time employees for our approximately 225 participating employees as of December 31, 2023.

Learning and Development

We believe that high performance is an outcome of a person's ability to change, adapt, and grow their capabilities throughout their career. We emphasize real-life, real-time learning that enables a person to meet the demands of challenging and changing work and focuses on reinforcing key principles that are designed to support an individual's effectiveness in his or her current job and in their future development. We provide technical and leadership training to employees, specifically our production and sales teams who work closely with our products and services. In particular, our focus on employee development has been structured over the last several years through programs designed to embed essential skills and reinforce strategic goals that are aligned to our culture. This is evidenced by the fact that we promoted 166 and 112 employees during the years ended December 31, 2023, and 2022, respectively.

Other Information

As of December 31, 2023, we had employed approximately 806 employees, out of which 778 were full-time employees. None of our employees are currently covered by a collective bargaining agreement. We have no labor-related work stoppages and believe our relations with our employees are good.

Corporate Information

We were founded in 2000 by Alan Yu and Marvin Cheng in San Gabriel, California as Lollicup USA Inc., a California corporation. Initially our business was focused on the establishment, franchising and licensing of bubble tea stores nationwide. Considered a pioneer for the bubble tea business in North America, our business grew rapidly from a single Lollicup store in 2000 to more than 60 stores in 2006. In order to ensure consistency across our stores, we expanded our focus in 2004 to include the distribution of supplies for the bubble tea industry. In 2013, we sold the retail bubble tea business to certain of

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Lollicup’s shareholders. In 2014, as a result of a growing demand across the foodservice industry for our packaging goods, we began distributing and manufacturing products under our Karat brand in our California facility. In September 2018, we incorporated Karat Packaging Inc. in Delaware, and the Company, Lollicup, and Messrs. Yu and Cheng and the other shareholders of Lollicup (together, the “Lollicup Shareholders”) entered into a share exchange agreement and plan of reorganization whereby the Lollicup Shareholders exchanged their shares of common stock in Lollicup for an equal number of shares of common stock of the Company, resulting in Lollicup becoming a wholly-owned subsidiary of the Company. Our principal executive and administrative offices are located at 6185 Kimball Avenue, Chino, CA 91708, and our telephone number is (626) 965-8882. Our website address is www.karatpackaging.com. For additional historical information about us, see Note 1 — Nature of Operations in the Notes to the Consolidated Financial Statements included in Part II, Item 8 of this Annual Report on Form 10-K. We are a “smaller reporting company” as defined in Rule 12b-2 of the Securities Exchange Act of 1934, as amended, or (the "Exchange Act"), and have elected to take advantage of certain of the scaled disclosure available for smaller reporting companies. Available Information Our Internet website is www.karatpackaging.com. Our Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K, and amendments to reports filed or furnished pursuant to Sections 13(a) and 15(d) of the Exchange Act are available, free of charge, under the Investor Relations tab of our website as soon as reasonably practicable after we electronically file such material with, or furnish it to, the SEC. Additionally, the SEC maintains a website located at www.sec.gov that contains the information we file or furnish electronically with the SEC. 14

ITEM 1A. RISK FACTORS Investing in our common stock involves a high degree of risk. Investors should carefully consider the risks described below and all of the other information set forth in this Annual Report on Form 10-K, including our financial statements and related notes and "Management's Discussion and Analysis of Financial Condition and Results of Operations," before deciding to invest in our common stock. If any of the events or developments described below occur, our business, financial condition, or results of operations could be materially or adversely affected. As a result, the market price of our common stock could decline, and investors could lose all or part of their investment. Risks Related to Our Industry Demand for our products could be affected by changes in laws and regulations applicable to food and beverages and changes in consumer preferences. We manufacture and distribute single-use disposable products made of plastic, paper, biopolymer and other compostable products. Our products are primarily used in restaurant and foodservice settings, and therefore they come into direct contact with food and other consumable products. Accordingly, our products must comply with various laws and regulations for food and beverage service applicable to our customers. Changes in such laws and regulations could negatively impact our customers’ demand for our products as they comply with such changes and/or require us to make changes to our products. Additionally, because our products are used to package consumer goods, we are subject to a variety of risks that could influence consumer behavior and negatively impact demand for our products, including changes in consumer preferences driven by various health and environmental-related concerns and perceptions. Furthermore, we are subject to social and cultural changes, which could impact demand for certain products. For example, the banning of plastic straws was triggered by a social media backlash, which caused corresponding legislative changes within a short time period, resulting in the ban of plastic straws in certain jurisdictions, and a movement toward eco-friendly packaging. If we are unable to quickly adapt to changes in consumer preferences and subsequent legislation, our business, financial condition, results of operations or cash flows could be adversely affected. Supply chain disruptions could interrupt product manufacturing and increase product costs. Our operating model entails generating the majority of our revenue from the import and distribution of our vendors' products. While we have taken measures to diversify and expand our supplier network, our reliance on third-party manufacturers outside the U.S. to produce most of our products could negatively impact our operations and financial results during global supply chain disruptions. Further international conflicts, such as the recent ones in the Middle East and Asia, could impact important trade routes, resulting in increased lead times for shipments and elevated freight costs, and suppressed margin. Additionally, failure to adequately source and timely ship our products to the U.S. and then onwards to customers could lead to lost potential revenue, failure to meet customer demand, strained relationships with customers, and diminished brand loyalty. Raw material inflation or shortage of available materials could harm our financial condition and results of operations. Raw materials are subject to price fluctuations and availability, which could result from external factors, such as inflation, weather-related events, or other supply chain challenges, that are beyond our control. We typically do not enter into long-term fixed price contracts with our suppliers, and our suppliers could pass on raw material price increases to us. Historically, we have been able to mitigate the impact of higher costs by increasing our selling prices. However, due to the lag between the sourcing or the manufacturing of our products and sales to our customers, margin could be negatively impacted in periods of rising raw materials until price actions are in place. Raw material shortages, especially with respect to polyethylene terephthalate, or PET, plastic resin, or our inability to timely pass through increased costs to our customers may adversely affect our business, financial condition, results of operations or cash flows. We operate in a highly competitive environment and may not be able to compete successfully. The single-use disposable foodservice products industry is extremely competitive and highly fragmented. Many of the companies that compete in our industry are significantly larger with greater resources, have greater brand recognition and have a larger product offering. We may be unsuccessful in our efforts to compete against such large and established companies. In addition, our current or potential competitors may offer products at a lower price, or products and services that are superior to ours. Our success depends upon successful research, development and engineering efforts to utilize emerging and legislatively mandated raw materials, our ability to expand or modify our manufacturing capacity, and the extent to which we are able to convince customers and consumers to accept our new products. If we fail to successfully 15 innovate, introduce, market, and manufacture differentiated and price-competitive products relative to those of our competitors, our ability to maintain or expand our net sales and to maintain or enhance our industry position or profit margins could be adversely affected. Similarly, if we fail to attract and retain customers for our current and future products, we will be unable to increase our net sales and market share. All of these factors could materially adversely affect our business, financial condition, results of operations or cash flows. Unfavorable conditions in our industry or the global economy could limit our ability to grow our business and negatively affect our results of operations. Our results of operations may vary based on the impact of changes in our industry or the global economy on us or our customers and potential customers. Negative conditions in the general economy both in the United States and abroad, including conditions resulting from changes in gross domestic product growth, financial and credit market fluctuations, international trade relations, pandemics, political turmoil, natural catastrophes, warfare, and terrorist attacks could cause a decrease in demand for our products and negatively affect the growth of our business. Competitors, many of whom are larger and have greater financial resources than we do, may respond to challenging market conditions by lowering prices in an attempt to attract our customers. We cannot predict the timing, strength, or duration of any economic slowdown, instability, or recovery, generally or within any particular industry. Changes in freight carrier costs related to the shipment of our products could have a material adverse impact on our results of operations. We rely upon third-party ocean freight, air freight and land-based carriers for product shipments to our customers. Any failure to obtain sufficient freight capacity on a timely basis or at favorable shipping rates will result in our inability to receive products from suppliers or deliver products to our customers in a timely and cost-effective manner, which will result in a material adverse impact on our business, financial condition, results of operations or cash flows. We may experience delays or disruptions in the shipment of our goods through operational ports. We rely on the timely and free flow of goods through open and operational ports, both domestic and international, from our suppliers and manufacturers. Labor disputes or disruptions at ports, our common carriers, or our suppliers or manufacturers could create significant risks for our business, particularly if these disputes result in work slowdowns, lockouts, strikes, or other disruptions during periods of significant importing or manufacturing, potentially causing delayed or cancelled orders by customers, unanticipated inventory accumulation or shortages, and significant incremental demurrage charges. Such disruptions could harm our business, financial condition, results of operations or cash flows. Accordingly, we are subject to risks, including labor disputes, union organizing activity, inclement weather, and increased transportation costs, associated with our third-party contract manufacturers’ and carriers’ ability to provide products and services to meet our requirements. In addition, if the cost of fuel and ocean freight rises, the cost to source and deliver products may rise, which could harm our profitability. Our net sales and profits depend on the level of customer spending for our products, which is sensitive to general economic conditions and other factors. Restaurant dining and food delivery services are generally discretionary items for end-consumers. Therefore, the success of our business depends significantly on broader economic factors and trends in consumer spending. Consumers have broad discretion as to where to spend their disposable income and may choose to reduce their restaurant and foodservice spending in times of inflation, high interest and unemployment rates which would negatively impact our customers and then in turn our results of operations. As global economic conditions continue to be volatile and economic uncertainty remains, trends in consumer discretionary spending also remain unpredictable and subject to declines. Any of these factors could harm our business, financial condition, results of operations or cash flows. Periods of significant or prolonged deflation may negatively impact our results of operations and overall profitability. If the industry we operate in experiences a prolonged period of price decreases resulting from lower raw material, product, and ocean freight costs as well as prolonged customer destocking, we could see a reduction in our sales, gross margin and overall profitability. These lower costs could also reduce the barrier to entry within the foodservice industry thereby increasing competition and potentially affecting our results of operations. Similarly, if our competitors lower their prices and expand their promotional activities, we may be forced to lower our prices as well and our operational results could be negatively impacted. 16

Changes in tax laws or changes in our geographic mix of earnings could have a material impact on our financial condition and results of operation. We are subject to income and other taxes in the many jurisdictions in which we operate. Tax laws and regulations are complex and the determination of our global provision for income taxes and current and deferred tax assets and liabilities requires judgment and estimation. We are subject to routine examinations of our income tax returns, and tax authorities may disagree with our tax positions and assess additional tax. Our future income taxes could also be negatively impacted by our mix of earnings in the jurisdictions in which we operate being different than anticipated given differences in statutory tax rates in the countries in which we operate. In addition, tax policy efforts to raise global corporate tax rates could adversely impact our tax rate and subsequent tax expense. Risks Related to Our Business Our business could be harmed if we are unable to accurately forecast demand for our products or our results of operations. To ensure adequate inventory supply, we forecast inventory needs and often place orders with our manufacturers before we receive firm orders from our customers. If we fail to accurately forecast demand, we may experience excess inventory levels or a shortage of product to deliver to our customers. If we underestimate the demand for our products, we, or our manufacturers, may not be able to scale to meet our demand, and this could result in delays in the shipment of our products and our failure to satisfy demand, as well as damage to our reputation and customer relationships. If we overestimate the demand for our products, we could face inventory levels in excess of demand, which could result in inventory write-downs or write-offs and the sale of excess inventory at discounted prices, which would harm our gross margins. In addition, failures to accurately predict the level of demand for our products could cause a decline in sales and harm our results of operations and financial condition. In addition, we may not be able to accurately forecast our results of operations and growth rate. Forecasts may be particularly challenging as we expand into new markets and geographies and develop and market new products. Our historical sales, expense levels, and profitability may not be an appropriate basis for forecasting future results. Failure to accurately forecast our results of operations and growth rate could cause us to make poor operating decisions and we may not be able to adjust in a timely manner. Consequently, actual results could be materially lower than anticipated. Even if the markets in which we compete expand, our business may not grow at similar rates, if at all. We may continue to incur significant capital expenditures which could affect our ability to meet our obligations and may otherwise restrict our growth. Although we have recently shifted towards an asset light model by increasing import and scaling back production and reducing capital expenditure, changes in economic and political conditions may result in us incurring significant capital expenditures again to expand manufacturing. We may also make significant investments to lease additional warehouse space, expand our truck fleet, and upgrade our e-commerce platform. Such cash outlays could affect our ability to service our existing debt obligations or limit our ability to respond to business opportunities, pursue acquisitions or otherwise restrict our continued growth and expansion. Because we have entered into a significant number of related party transactions through the course of our routine business operations, there is a risk of conflicts of interest involving our management, and that such transactions may not reflect terms that would be available from unaffiliated third parties. In the course of our normal business, we have purchased products, raw materials and supplies from our related parties, including an entity owned by our CEO Alan Yu’s brother, Jeff Yu, who until 2021 was employed as an account manager for our national sales team. In addition, our Texas facility and our New Jersey facility are each owned and leased to us by our variable interest entity, wherein we are the primary beneficiary and in which we have an equity interest and which is controlled by one of our stockholders. In all related party transactions, there is a risk that even if the Company personnel negotiating on behalf of the Company with the related party are striving to ensure that the terms of the transaction are arms- length, the related party’s influence may be such that the transaction terms could be viewed as favorable to that related party. The section “Related Party Transactions” in the Notes to the Consolidated Financial Statements in this Form 10-K provide specific information about our prior related party transactions. We may engage in additional related party transactions in the future, which will be subject to review and approval by our nominating and corporate governance committee pursuant to the Company’s related party transactions policy. 17

We may not have adequate insurance coverage. We may not have adequate insurance coverage. The successful assertion of one or more large claims against us that exceeds our available insurance coverage, or results in changes to our insurance policies (including premium increases or the imposition of large deductible or co-insurance requirements), could have an adverse effect on our business. In addition, we cannot be sure that our existing insurance coverage and coverage for errors and omissions will continue to be available on acceptable terms or that our insurers will not deny coverage as to any future claim. If we are unable to successfully design and develop new products, our business may be harmed. To maintain and increase sales, we must continue to introduce new products and improve or enhance our existing products. The success of our new and enhanced products depends on many factors, including anticipating consumer preferences, finding innovative solutions to consumer problems, differentiating our products from those of our competitors, and maintaining the strength of our brand. The design and development of our products is costly and we typically have several products in development at the same time. Problems in the design or quality of our products, or delays in product introduction, may harm our brand, business, financial condition, results of operations or cash flows. We may be subject to liability if we infringe upon the intellectual property rights of third parties. Third parties have sued, and may sue us in the future for alleged infringement of their proprietary rights. The party claiming infringement might have greater resources than we do to pursue its claims, and we could be forced to incur substantial costs and devote significant management resources to defend against such litigation, even if the claims are meritless and even if we ultimately prevail. If the party claiming infringement were to prevail, we could be forced to modify or discontinue our products, pay significant damages, or enter into expensive royalty or licensing arrangements with the prevailing party. In addition, any payments we are required to make, and any injunction we are required to comply with as a result of such infringement, could harm our reputation, business, financial condition, results of operations or cash flows. Our current and future products may experience quality problems from time to time that can result in product returns, negative publicity, litigation, product recalls, and warranty claims, which could result in decreased sales and operating margin, and harm to our brand. Although we extensively and rigorously test new and enhanced products, there can be no assurance we will be able to detect, prevent, or fix all defects. Defects in materials or components can unexpectedly interfere with the products’ intended use and safety and damage our reputation. Failure to detect, prevent, or fix defects could result in a variety of consequences, including a greater number of product returns than expected from customers, litigation, product recalls, and credit claims, among others, which could harm our sales and results of operations. The occurrence of real or perceived quality problems or material defects in our current and future products could result in loss of revenue and expose us to product recalls, warranty, or other claims. In addition, any negative publicity or lawsuits filed against us related to the perceived quality and safety of our products could also harm our brand and decrease demand for our products. Labor cost inflation and the unavailability of skilled workers could disrupt our business. Labor is subject to cost inflation and availability, due to external factors, such as increases in minimum wage, higher cost of living, workforce participation rates, and employee preference for remote or hybrid work schedules, that are all beyond our control. In January 2024, California passed Bill 1228 which increases the minimum-wage of fast food restaurant workers to $20 per hour beginning April 1, 2024. This could force us to increase compensation for new and existing employees in order to attract and retain talent thereby negatively impacting our labor costs and results of operations. As a result, there can be no assurance we will be able to recruit, train, assimilate, motivate and retain employees in the future. The loss of a substantial number of these employees and our inability to hire and replace our workforce could disrupt our business and result in significant losses. Our growth depends, in part, on expanding into additional foodservice and geographic markets, and we may not be successful in doing so. We believe that our future growth depends not only on continuing to reach our current customer base and demographic, but also continuing to expand our business into other foodservice markets and geographies. The growth of our business will depend, in part, on our ability to continue to expand into additional foodservice markets including grocery stores, entertainment venues, airlines and other non-traditional foodservice venues. Additionally, we are expanding our sales and marketing efforts to further penetrate additional geographies across the United States, and we may encounter difficulties in attracting customers due to a lack of consumer familiarity with or acceptance of our brand. We continue to evaluate marketing efforts and other strategies to expand the customer base for our products especially our eco-friendly 18 line. In addition, although we are investing in sales and marketing activities such as upgrading our e-commerce platform and presence to further penetrate newer regions and customers, we cannot provide assurances that these efforts will be successful. We are also expanding the number of distribution centers and warehouses across the United States and these efforts come with considerable challenges and risks, including entering into long term lease contracts with possibly significant termination clauses. If we are not successful, our business, results of operations, financial condition or cash flows may be harmed. We rely on third-party contract manufacturers and conflicts with, or loss of, our suppliers or an inability to obtain raw materials could harm our business and results of operations. Certain of our products are produced by third-party contract manufacturers. We face the risk that these third-party contract manufacturers may not produce and deliver our products on a timely basis, or at all. We may also experience the inability of our third-party contract manufacturers to meet the increased demand of our customers. These difficulties include reductions in the availability of production capacity, errors in complying with product specifications and regulatory and customer requirements, insufficient quality control, failures to meet production deadlines, failure to achieve our product quality standards, increases in costs of materials, and manufacturing or other business interruptions. The ability of our manufacturers to effectively satisfy our production requirements could also be impacted by manufacturer financial difficulty or disruption to their operations caused by fire, terrorist attack, natural disaster, or other events. The failure of any manufacturer to perform to our expectations could result in supply shortages or delays for certain products and harm our business. If we experience significantly increased demand, or if we need to replace an existing manufacturer due to lack of performance, we may be unable to supplement or replace their manufacturing capacity on a timely basis or on terms that are acceptable to us, which may increase our costs, reduce our margins, and harm our ability to deliver our products on time. For certain of our products, it may take a significant amount of time to identify and qualify a manufacturer that has the capability and resources to produce our products to our specifications in sufficient volume and satisfy our service and quality control standards. We rely on a combination of purchase orders and supply contracts with our suppliers and manufacturers. Some of these relationships are not exclusive, which means that these suppliers and manufacturers could produce similar products for our competitors. We rely on a combination of purchase orders and supply contracts with our suppliers and manufacturers. With all of our suppliers and manufacturers, we face the risk that they may fail to produce and deliver supplies or our products on a timely basis, or at all. Furthermore, the products they manufacture for us may not comply with our quality standards. In addition, our suppliers and manufacturers may raise prices in the future, which would increase our costs and harm our margins. Even those suppliers and manufacturers with whom we have supply contracts may breach these agreements, and we may not be able to enforce our rights under these agreements or may incur significant costs attempting to do so. As a result, we cannot predict with certainty our ability to obtain supplies and finished products in adequate quantities, of required quality and at acceptable prices from our suppliers and manufacturers in the future. Any one of these risks could harm our ability to deliver our products on time, or at all, damage our reputation and our relationships with our customers, and increase our product costs thereby reducing our margins. In addition, our arrangements with our manufacturers and suppliers are not exclusive. As a result, our suppliers or manufacturers could produce similar products for our competitors, some of which could potentially purchase products in significantly greater volume. Our competitors could enter into restrictive or exclusive arrangements with our manufacturers or suppliers that could impair or eliminate our access to manufacturing capacity or supplies. Our manufacturers or suppliers could also be acquired by our competitors, and may become our direct competitors, thus limiting or eliminating our access to supplies or manufacturing capacity. If our independent suppliers and manufacturing partners do not comply with ethical business practices or with applicable laws and regulations, our reputation, business, results of operations, financial condition or cash flows may be harmed. Our reputation and our customers’ willingness to purchase our products depend in part on our suppliers’ and manufacturers’ compliance with ethical employment practices, such as with respect to child labor, wages and benefits, forced labor, discrimination, safe and healthy working conditions, and with all legal and regulatory requirements relating to the conduct of their businesses. We do not exercise control over our suppliers and manufacturers and cannot guarantee their compliance with ethical and lawful business practices. If our suppliers or manufacturers fail to comply with applicable laws, regulations, safety codes, employment practices, human rights standards, quality standards, environmental standards, production practices, or other obligations, norms, or ethical standards, our reputation and brand image could be harmed and we could be exposed to litigation and additional costs that would harm our business, results of operations, financial condition or cash flows. 19

We incur significant expenses to maintain our manufacturing equipment and any interruption in the operations of our facilities may harm our operating performance. We regularly incur significant expenses to maintain our manufacturing equipment and facilities. The machines and equipment that we use to produce our products are complex, have many parts and some are run on a continuous basis. We must perform routine maintenance on our equipment and will have to periodically replace a variety of parts such as motors, pumps, pipes and electrical parts. In addition, our facilities may require periodic shutdowns to perform major maintenance. These scheduled shutdowns of facilities may result in decreased sales and increased costs in the periods in which they occur and could result in unexpected operational issues in future periods as a result of changes to equipment and operational and mechanical processes made during shutdown periods. Additionally, upon the expiration of our facility leases, we may not be able to renew these leases on terms acceptable to us, if at all. If this occurs, it could have a material adverse impact on our financial conditions and results of operations. Many of our operating costs and expenses are fixed and will not decline if our revenues decline. Our results of operations depend, in large part, on our level of revenues, operating costs and expenses. The expense of owning and operating our business is not necessarily reduced when circumstances such as market factors and competition cause a reduction in revenue from the business. As a result, if revenues decline, we may not be able to reduce our expenses to keep pace with the corresponding reductions in revenues. Many of the costs associated with our business and operations, such as insurance, loan payments and maintenance, and rent payments generally will not be reduced if circumstances cause our revenues to decrease, which could have a material adverse effect on us, including our financial condition, results of operations, cash flow, cash available for distribution and our ability to service our debt obligations. Additionally, upon the expiration of our facility leases, we may not be able to renew these leases on terms acceptable to us, if at all. If this occurs, it could have a material adverse impact on our business, results of operations, financial condition or cash flows. We depend on our information technology systems, as well as those of third parties, to design and develop new products, operate our website, host and manage our services, store data, process transactions, respond to user inquiries, manage inventory and our supply chain as well as to conduct and manage other activities. Any material disruption or slowdown of our systems or those of third parties that we depend upon, including a disruption or slowdown caused by our failure to successfully manage significant increases in user volume or successfully upgrade systems, system failures, viruses, ransomware, security breaches, or other causes, could cause information, including data related to orders, to be lost or delayed, which could result in delays in the delivery of products to retailers and customers or lost sales, which could reduce demand for our products, harm our brand and reputation, and cause our sales to decline. If changes in technology cause our information systems, or those of third parties that we depend upon, to become obsolete, or information systems are inadequate to handle our growth, particularly as we increase sales through our online sales channel, we could damage our customer and business partner relationships and our results of operations, financial condition or cash flows may be harmed. Our future success depends on the continuing efforts of our management and key employees, and on our ability to attract and retain highly skilled personnel and senior management. We depend on the talents and continued efforts of our senior management and key employees. The loss of members of our management or key employees may disrupt our business and harm our results of operations. Furthermore, our ability to manage further expansion will require us to continue to attract, motivate, and retain additional qualified personnel. Competition for this type of personnel is intense, and we may not be successful in attracting, integrating, and retaining the personnel required to grow and operate our business effectively. There can be no assurance that our current management team, or any new members of our management team, will be able to successfully execute our business and operating strategies. We may not be able to effectively manage our growth. As we grow our business, slower growth or reduced demand for our products, increased competition, a decrease in the growth rate of our overall market, failure to develop and successfully market new products, or the maturation of our business or market could harm our business. We expect to make significant investments in our research and development and sales and marketing organizations, expand our operations and infrastructure both domestically and internationally, design and develop new products, and enhance our existing products. In addition, in connection with operating as a public company, we will incur significant additional legal, accounting, and other expenses. If our sales do not increase at a sufficient rate to offset these increases in our operating expenses, our profitability may decline in future periods. We have expanded our operations rapidly since our inception. Our employee headcount and the scope and complexity of our business have increased substantially over the past several years. We have only a limited history operating our 20 business at its current scale. Consequently, if our operations continue to grow at a rapid pace, we may experience difficulties in managing this growth and building the appropriate processes and controls. Continued growth may increase the strain on our resources, and we could experience operating difficulties, including difficulties in sourcing, logistics, recruiting, maintaining internal controls, marketing, designing innovative products, and meeting consumer needs. If we do not adapt to meet these evolving challenges, the strength of our brand may erode, the quality of our products may suffer, we may not be able to deliver products on a timely basis to our customers, and our corporate culture may be harmed. We may become involved in legal or regulatory proceedings and audits. Our business requires compliance with many laws and regulations, including labor and employment, sales and other taxes, customs, and consumer protection laws and ordinances that regulate retailers generally and/or govern the importation, promotion, and sale of merchandise, and the operation of stores and warehouse facilities. Failure to comply with these laws and regulations could subject us to lawsuits and other proceedings, and could also lead to damage awards, fines, and penalties. We may become involved in a number of legal proceedings and audits, including government and agency investigations, and consumer, employment, tort, and other litigation. The outcome of some of these legal proceedings, audits, and other contingencies could require us to take, or refrain from taking, actions that could harm our operations or require us to pay substantial amounts of money, harming our financial condition and results of operations. Additionally, defending against these lawsuits and proceedings may be necessary, which could result in substantial costs and diversion of management’s attention and resources, harming our business, results of operations, financial condition or cash flows. Any pending or future legal or regulatory proceedings and audits could harm our business, results of operations, financial condition or cash flows. We are subject to payment-related risks. For our online sales, as well as for sales to our offline customers, we accept a variety of payment methods, including credit cards, debit cards, electronic funds transfers, and electronic payment systems. Accordingly, we are, and will continue to be, subject to significant and evolving regulations and compliance requirements, including obligations to implement enhanced authentication processes that could result in increased costs and liability, and reduce the ease of use of certain payment methods. For certain payment methods, including credit and debit cards, as well as electronic payment systems, we pay interchange and other fees, which may increase over time. We rely on independent service providers for payment processing, including credit and debit cards. If these independent service providers become unwilling or unable to provide these services to us or if the cost of using these providers increases, our business could be harmed. Any failure to comply could significantly harm our brand, reputation, business, results of operations, financial condition or cash flows. We are subject to credit risk. We are exposed to credit risk primarily on our accounts receivable. We provide credit to our customers in the ordinary course of our business and perform ongoing credit evaluations. While we believe that our exposure to concentrations of credit risk with respect to trade receivables is mitigated by our large retail partner base, and we make allowances for sales and doubtful accounts, we nevertheless run the risk of our customers not being able to meet their payment obligations, particularly in a future economic downturn. If a material number of our customers were not able to meet their payment obligations, our business, results of operations, financial condition or cash flows may be harmed. Security incidents and attacks on our information technology systems could lead to significant costs and disruptions that could harm our business, financial results, and reputation. We rely extensively on information technology systems to conduct our business, some of which are managed by third- party service providers. Information technology supports several aspects of our business, including among others, product sourcing, pricing, customer service, transaction processing, financial reporting, collections and cost management. Our ability to operate effectively on a day-to-day basis and accurately report our results depends on a solid technological infrastructure, which is inherently susceptible to internal and external threats. We are vulnerable to interruption by power loss, telecommunication failures, internet failures, security breaches and other catastrophic events. Exposure to various types of cyber-attacks such as malware, computer viruses, worms or other malicious acts, as well as human error, could also potentially disrupt our operations or result in a significant interruption in the delivery of our goods and services. For a description of our cybersecurity program, see Part I, Item 1C. "Cybersecurity". We have identified material weaknesses in our internal control over financial reporting. If we are unable to remediate these material weaknesses, or if we experience additional material weaknesses or deficiencies in the future or otherwise fail to maintain an effective system of internal controls, we may not be able to accurately or timely report our financial 21 results, in which case our business may be harmed, investors may lose confidence in the accuracy and completeness of our financial reports and the price of our common stock may decline. Our management is responsible for establishing and maintaining adequate internal control over financial reporting. Our internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP. The rules governing the standards that must be met for management to determine that our internal control over financial reporting is effective are complex and require significant documentation, testing and possible remediation to meet the detailed standards under the rules. Our management has identified material weaknesses in our internal control over financial reporting. A material weakness is defined as a deficiency, or combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of annual or interim financial statements will not be prevented or detected and corrected on a timely basis. For a description of the identified material weaknesses, see Part II, Item 9A, "Controls and Procedures". As further described in Item 9A, “Controls and Procedures,” we have remediated certain material weaknesses previously identified in Part II, Item 9A of Form 10-K for the year ended December 31, 2022 filed with the SEC on March 16, 2023. For the unremediated material weaknesses, we have undertaken steps to implement remedial actions. We expect that we will need to improve existing procedures and controls, and implement new ones, to remediate the material weaknesses. We may not be successful in making the improvements necessary to remediate the material weaknesses identified by management or be able to do so in a timely manner. Any inability to remediate the material weaknesses effectively or in a timely manner, or the identification of any new material weaknesses in the future, could limit our ability to prevent or detect a misstatement of our accounts or disclosures and could result in a material misstatement of our annual or interim financial statements. In such case, we may be unable to maintain compliance with securities law requirements regarding timely filing of periodic reports in addition to applicable stock exchange listing requirements, investors may lose confidence in our financial reporting and the prices of our common stock may decline as a result. If our goodwill, other intangible assets, or our property and equipment become impaired, we may be required to record a charge to our earnings. We may be required to record future impairments of goodwill, other intangible assets, or long-lived assets to the extent the fair value of these assets falls below their book value. Our estimates of fair value are based on assumptions regarding future cash flows, gross margins, expenses, discount rates applied to these cash flows, and current market estimates of value. Estimates used for future sales growth rates, gross profit performance, and other assumptions used to estimate fair value are subject to significant judgment. Although impairments are non-cash expenses, they could materially affect our future financial results and financial condition. If our estimates or judgments relating to our critical accounting policies prove to be incorrect or change significantly, our results of operations could be harmed. The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. We base our estimates on historical experience and on various other assumptions that we believe to be reasonable under the circumstances, as provided in the section of this Form 10-K titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements, and related notes included elsewhere in this Form 10-K. These estimates form the basis for making judgments about the carrying values of assets, liabilities, and equity and the amount of sales and expenses that are not readily apparent from other sources. Our results of operations may be harmed if our assumptions change or if actual circumstances differ from those in our assumptions, which could cause our results of operations to fall below the expectations of securities analysts and investors, and could result in a decline in our stock price. Risks Related to Societal and Environmental Factors The effects of a pandemic are highly unpredictable and could be significant, and may have an adverse effect on our business, operations and our future financial performance. A pandemic, similar to COVID-19, would adversely impact our business, results of operations, financial condition and cash flows. Depending on the scale of the pandemic, our financial performance may differ significantly from historical rates, and our future operating results may also start to fall below expectations. We may also experience additional operating costs due to increased challenges with our workforce (including as a result of labor shortages, illness, absenteeism or government orders), and access to supplies and capital. Even after a pandemic has subsided, we may experience materially adverse impacts to our business due to any resulting supply chain disruptions and economic conditions. 22

Our business is subject to the risk of earthquakes, fire, power outages, floods, pandemics, and other catastrophic events, and to interruption by problems such as terrorism, cyberattacks, or failure of key information technology systems. As we rely heavily on our manufacturing facilities, our business is particularly vulnerable to damage or interruption from earthquakes, fires, floods, pandemics, power losses, telecommunications failures, terrorist attacks, acts of war, human errors, criminal acts, and similar events. For example, a significant natural disaster, such as an earthquake, fire, or flood, could harm our business, results of operations, and financial condition, and our insurance coverage may be insufficient to compensate us for losses that may occur. Our corporate offices, distribution centers, and manufacturing facilities are located in California, a state that frequently experiences earthquakes and wildfires, Texas, a state that frequently experiences floods and storms, and Hawaii, a state that frequently experiences hurricanes and tsunamis. In addition, the facilities of our suppliers and where our manufacturers produce our products are located in parts of Asia that frequently experience typhoons and earthquakes. Acts of terrorism could also cause disruptions in our or our suppliers’, manufacturers’, and logistics providers’ businesses or the economy as a whole. We may not have sufficient protection or recovery plans in some circumstances, such as natural disasters affecting California, Texas, Hawaii or other locations where we have operations or store significant inventory. Our servers may also be vulnerable to computer viruses, criminal acts, denial-of-service attacks, ransomware, and similar disruptions from unauthorized tampering with our computer systems, which could lead to interruptions, delays, or loss of critical data. As we rely heavily on our information technology and communications systems and the internet to conduct our business and provide high-quality customer service, these disruptions could harm our ability to run our business and either directly or indirectly disrupt our suppliers’ or manufacturers’ businesses, which could harm our business, results of operations, financial condition or cash flows. For a description of our cybersecurity program, see Part I, Item 1C. "Cybersecurity". Climate change and sustainability initiatives may result in significant operational changes and expenditures and adversely affect our business. Continuing political and social attention to carbon emissions and sustainability may result in the imposition of additional regulations or restrictions to which we may become subject. Such policies could result in increased production costs including higher energy and raw materials prices, which could negatively impact our financial condition and results of operations. Additionally, changing weather patterns could also cause disruptions or the complete shutdown of our operations and facilities, thereby impacting our business and consolidated financial statements. We are subject to environmental laws and regulations that expose us to a number of risks and could result in significant liabilities and costs. We operate manufacturing facilities in the United States, and are therefore subject to certain environmental regulations with respect to the operation of those facilities. If we were to experience a material adverse environmental event at any of our facilities, or we were to experience any material product safety issue with respect to our products or our business, our results of operations, financial condition and cash flow could be materially adversely affected. Furthermore, concern over plastics products may result in new or increased legal and regulatory requirements to reduce or mitigate impacts to the environment. Increased regulatory requirements, including in relation to various aspects of ESG including disclosure requirements, or environmental causes may result in increased compliance or input costs of raw materials, which may cause disruptions in the manufacture of our products or an increase in operating costs. If we do not adapt to or comply with new regulations, or fail to meet the needs of the evolving investor, industry, or stakeholder expectations and standards, or if we are perceived to have not responded appropriately to the growing concern for ESG issues, customers and consumers may choose to stop purchasing our products or purchase products from another company or a competitor, and our reputation, business and consolidated financial statements may be adversely affected. Risks Related to the World Events and International Nature of Our Operations If additional tariffs or other restrictions are placed on foreign imports or any related counter-measures are taken by other countries, our business and results of operations could be harmed. Historically, there have been tariffs and other trade restrictions and various alterations to trade agreements and terms between the United States and China, the European Union, Canada, and Mexico, among others, including limiting trade and/or imposing tariffs on imports from such countries. If additional tariffs or other restrictions are placed on foreign imports, including on any of our products manufactured overseas for sale in the United States, or any related counter- measures are taken by other countries, our business, results of operations, financial condition and cash flows may be materially harmed. These tariffs have the potential to significantly raise the cost of our products. In such a case, there can be no assurance that we will be able to shift manufacturing and supply agreements to non-impacted countries, including the United States, 23 to reduce the effects of the tariffs. As a result, we may suffer margin erosion or be required to raise our prices, which may result in the loss of customers. Tariffs imposed by the U.S. government or a global trade war could increase the cost of our products, which could have a material adverse effect on our business, results of operations, financial condition and cash flows. International political instability and terrorist activities could result in market instability, which could negatively impact our business results. Terrorist activities and armed conflicts, including recent escalations in regional conflicts, could result in economic sanctions that could impact our operational and financial results. If such events disrupt domestic or international air, ground or sea shipments, or the operation of the Company’s manufacturing facilities, the Company’s ability to obtain the materials necessary to manufacture its products and to deliver customer orders would be harmed, which would have a significant adverse effect on the Company’s business, results of operations, financial condition and cash flows. In addition, international conflict could result in increased energy costs, which could increase the cost of manufacturing, selling and delivering products and solutions; inflation, which could result in increases in the cost of manufacturing products and solutions, reduced customer purchasing power, decreased consumer demand, increased price pressure, and reduced or cancelled orders; increased risk of cyber-attacks; and market instability, which could adversely impact our overall business results. If we fail to timely and effectively obtain shipments of products from our overseas manufacturers, our business and results of operations could be harmed. Our overseas third-party contract manufacturers ship most of our products to our primary facility in California, which are then shipped to our customers and to our distribution facilities in Texas, Washington, New Jersey and South Carolina. Because we import many of our products, we are vulnerable to risks associated with products manufactured abroad, including, among other things: (a) risks of damage, destruction, or confiscation of products while in transit to our distribution centers; and (b) transportation and other delays in shipments, including as a result of heightened security screening, port congestion, and inspection processes or other port-of-entry limitations or restrictions in the United States. In order to meet demand for a product, we have chosen in the past, and may choose in the future, to arrange for additional quantities of the product, if available, to be delivered through air freight, which is significantly more expensive than standard shipping by sea and, consequently, could harm our gross margins. Failure to procure our products from our third- party contract manufacturers and deliver merchandise to our customers in a timely, effective, and economically viable manner could reduce our sales and gross margins, damage our brand, and harm our business. Many of our products are manufactured by third parties outside of the United States, and our business may be harmed by legal, regulatory, economic, and political risks associated with international trade and those markets. Many of our products are manufactured outside the United States. Our reliance on suppliers and manufacturers in foreign markets creates risks inherent in doing business in foreign jurisdictions, including: (a) the burdens of complying with a variety of foreign laws and regulations, including trade and labor restrictions and laws relating to the importation and taxation of goods; (b) weaker protection for intellectual property and other legal rights than in the United States, and practical difficulties in enforcing intellectual property and other rights outside of the United States; (c) compliance with U.S. and foreign laws relating to foreign operations, including the U.S. Foreign Corrupt Practices Act, or FCPA, the UK Bribery Act 2010, or the Bribery Act, regulations of the U.S. Office of Foreign Assets Controls, or OFAC, and U.S. anti- money laundering regulations, which prohibit U.S. companies from making improper payments to foreign officials for the purpose of obtaining or retaining business, operating in certain countries, as well as engaging in other corrupt and illegal practices; (d) economic and political instability and acts of terrorism in the countries where our suppliers are located; (e) transportation interruptions or increases in transportation costs; (f) the imposition of tariffs on components and products that we import into the United States or other markets, and; (g) the impact of currency exchange fluctuations, trade regulations, import duties, logistics costs, delays, and other related risks resulting in increased costs or liabilities. We cannot provide assurance that our directors, officers, employees, representatives, manufacturers, or suppliers have not engaged and will not engage in conduct for which we may be held responsible, nor can we provide assurance that our manufacturers, suppliers, or other business partners have not engaged and will not engage in conduct that could materially harm their ability to perform their contractual obligations to us or even result in our being held liable for such conduct. Violations of the FCPA, the Bribery Act, OFAC restrictions, or other export control, anti-corruption, anti-money laundering, and anti-terrorism laws or regulations may result in severe criminal or civil sanctions, and we may be subject to other related liabilities, which could harm our business, results of operations, financial condition and cash flows. 24

Foreign exchange rate fluctuations could affect our results of operations. Our third-party manufacturers are located in international markets, and we make payment to certain of these manufacturers in currency other than U.S. Dollars, including payments made in New Taiwan Dollars. Any fluctuations in foreign exchange rates against the U.S. Dollar, and in particular the exchange rates of the New Taiwan Dollar, could increase our costs, and have a material adverse impact on our business, results of operations, financial condition and cash flows. Risks Related to Ownership of Our Common Stock and Our Capital Structure Our directors, executive officers, and significant stockholders have substantial control over us and could delay or prevent a change in corporate control. As of March 1, 2024, our directors, executive officers, and other holders of more than 5% of our common stock, together with their affiliates, own, in the aggregate 65.5% of our outstanding common stock. As a result, these stockholders, acting together or in some cases individually, have the ability to control the outcome of matters submitted to our stockholders for approval, including the election of directors and any merger, consolidation, or sale of all or substantially all of our assets. In addition, these stockholders, acting together or in some cases individually, have the ability to control the management and affairs of our company. Accordingly, this concentration of ownership might decrease the market price of our common stock by: • delaying, deferring, or preventing a change in control of the company; • impeding a merger, consolidation, takeover, or other business combination involving us; or • discouraging a potential acquirer from making a tender offer or otherwise attempting to obtain control of the company. Our stock price may be volatile or may decline, including due to factors beyond our control, resulting in substantial losses for investors. The market price of our common stock may fluctuate significantly in response to numerous factors, many of which are beyond our control, including: • actual or anticipated fluctuations in our results of operations; • the financial projections we may provide to the public, any changes in these projections, or our failure to meet these projections; • failure of securities analysts to initiate or maintain coverage of our company, changes in financial estimates by any securities analysts who follow our company, or our failure to meet these estimates or the expectations of investors; • ratings changes by any securities analysts who follow our company; • sales or potential sales of shares by our stockholders, or the filing of a registration statement for these sales; • adverse market reaction to any indebtedness we may incur or equity we may issue in the future; • announcements by us or our competitors of significant innovations, acquisitions, strategic partnerships, joint ventures, or capital commitments; • publication of adverse research reports about us, our industry, or individual companies within our industry; • publicity related to problems in our manufacturing or the real or perceived quality of our products, as well as the failure to timely launch new products that gain market acceptance; • changes in operating performance and stock market valuations of our competitors; • price and volume fluctuations in the overall stock market, including as a result of trends in the United States or global economy; • any major change in our board of directors or management; • lawsuits threatened or filed against us or negative results of any lawsuits; • security breaches or cyberattacks; • legislation or regulation of our business; • loss of key personnel; • new products introduced by us or our competitors; • the perceived or real impact of events that harm our direct competitors; • developments with respect to our trademarks, patents, or proprietary rights; • general market conditions; and • other events or factors, including those resulting from war, incidents of terrorism, or responses to these events, which could be unrelated to us or outside of our control. In addition, stock markets have experienced price and volume fluctuations that have affected and continue to affect the market prices of equity securities of many companies in our industry, as well as those of newly public companies. In the 25 past, stockholders of other public companies have instituted securities class action litigation following periods of market volatility. If we were to become involved in securities litigation, it could subject us to substantial costs, divert resources and the attention of management from our business, and harm our business, results of operations, financial condition and cash flows. Acquisitions could result in operating difficulties and may materially adversely affect our business, financial condition, results of operations and growth prospects. We have evaluated, and expect to continue evaluating, potential strategic transactions, and we may pursue one or more transactions, including acquisitions. We have limited experience executing acquisitions. Any transaction could be material to our business, financial condition, results of operations and growth prospects. Integrating an acquired company, business or technology may create unforeseen operating difficulties and expenditures. Acquisition-related risks include: • diverting management time and focus from operating our business to acquisition integration; • customers moving to new suppliers as a result of the acquisition; • inability to retain employees from the business we acquire; • challenges associated with integrating employees from the acquired company into our organization; • difficulties integrating accounting, management information, human resource and other administrative systems to permit effective management of the business we acquire and realize efficiencies; • potential requirements for remediating controls, procedures and policies appropriate for a public company in the acquired business that prior to the acquisition lacked these controls, procedures and policies; • potential liability for past or present environmental, hazardous substance, or contamination concerns associated with the acquired business or its predecessors; • possible write-offs or impairment charges resulting from the acquisition; and • unanticipated or unknown liabilities relating to the acquired business. Also, the anticipated benefit of any acquisition may not materialize. Future acquisitions or dispositions could result in potentially dilutive issuances of our equity securities, debt incurrence, contingent liabilities or amortization expenses or goodwill write-offs, any of which could materially adversely affect our business, financial condition, results of operations and growth prospects. Future acquisitions may require us to obtain additional equity or debt financing, which may not be available on favorable terms or at all. Substantial future sales, or the perception or anticipation of future sales, of shares of our common stock may cause our stock price to decline. In addition, a significant portion of our common stock is restricted from immediate resale but may be sold into the market in the near future. This could cause the market price of our common stock to drop significantly, even if our business is doing well. Our stock price could decline as a result of substantial sales of our common stock, or the perception or anticipation that such sales could occur, particularly sales by our directors, executive officers, and significant stockholders. Possible sales also may make it more difficult for us to sell equity or equity-related securities in the future at a time and price we deem necessary or appropriate. Additionally, if we issue a large number of shares in connection with future acquisitions, financings or other circumstances, the market price of our common stock could decline significantly. We cannot predict the size of future issuances of our common stock or the effect, if any, that future issuances or sales of our shares will have on the market price of such shares. In addition, as of December 31, 2023, we had 386,473 stock options and 5,345 unvested restricted stock units outstanding. The additional shares issued upon vesting will be eligible to be sold freely in the public market, subject to volume limitations applicable to affiliates and the existing lock-up agreements. Our bylaws designate the Court of Chancery of the State of Delaware as the sole and exclusive forum for certain actions, which could limit a stockholder’s ability to bring a claim in a judicial forum that it finds favorable for disputes with the Company and its directors, officers, or other employees and may discourage lawsuits with respect to such claims. Unless we consent in writing to the selection of an alternative forum, the sole and exclusive forum for: (i) any derivative action or proceeding brought against or on behalf of the Company, (ii) any action asserting a claim of breach of a duty owed by any current or former director, officer, other employee or stockholder of the Company to the Company or the Company’s stockholders, (iii) any action asserting a claim arising pursuant to any provision of the Delaware General Corporation Law, (iv) any action as to which the Delaware General Corporation Law confers jurisdiction upon the Court of Chancery in the State of Delaware, or (v) any action asserting a claim governed by the internal affairs doctrine, shall, to the fullest extent permitted by law, be the Court of Chancery in the State of Delaware (or, only if the Court of Chancery in the State of Delaware declines to accept jurisdiction over a particular matter, any state or federal court located within the State 26 of Delaware). However, Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder, and as such, the exclusive jurisdiction clauses set forth above would not apply to such suits. Furthermore, Section 22 of the Securities Act provides for concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder, and as such, the exclusive jurisdiction clauses set forth above would not apply to such suits. Although we believe the exclusive forum provision benefits us by providing increased consistency in the application of Delaware law for the specified types of actions and proceedings, this provision may limit a stockholder’s ability to bring a claim in a judicial forum that it finds favorable for disputes with the Company and its directors, officers, or other employees and may discourage lawsuits with respect to such claims. We may issue preferred stock, the terms of which could adversely affect the voting power or value of our common stock. Our certificate of incorporation authorizes us to issue, without the approval of our stockholders, one or more classes or series of preferred stock having such designations, preferences, limitations and relative rights, including preferences over our common stock respecting dividends and distributions, as our board of directors may determine. The terms of one or more classes or series of preferred stock could adversely impact the voting power or value of our common stock. For example, we might grant holders of preferred stock the right to elect some number of our directors in all events or on the happening of specified events or the right to veto specified transactions. Similarly, the repurchase or redemption rights or liquidation preferences we might assign to holders of preferred stock could affect the residual value of the common stock. We intend to pay quarterly dividends for the foreseeable future. If our stock price does not appreciate after you purchase our shares, you may lose some or all of your investment. Although our Board of Directors declared a quarterly cash dividend in 2023 and intend to pay regular quarterly dividends for the foreseeable future, we may not be able to sustain our current quarterly dividend payouts. Any future determination to declare cash dividends will be made at the discretion of our board of directors, subject to applicable laws, and will depend on a number of factors, including our financial condition, results of operations, capital requirements, contractual restrictions, general business conditions, and other factors that our board of directors may deem relevant. Accordingly, investors must rely on sales of their common stock after price appreciation, which may never occur, as the only way to realize any future gains on their investment. Karat Packaging Inc. is a holding company with no operations of its own and, as such, it depends on its subsidiaries for cash to fund its operations and expenses, including future dividend payments, if any. As a holding company, our principal source of cash flow will be distributions from Lollicup, our wholly-owned subsidiary. Therefore, our ability to fund and conduct our business, service our debt, and pay dividends, if any, in the future will depend on the ability of our subsidiaries to generate sufficient cash flow to make upstream cash distributions to us. Our subsidiaries are separate legal entities, and although they are wholly owned and controlled by us, they have no obligation to make any funds available to us, whether in the form of loans, dividends, or otherwise. The ability of our subsidiaries to distribute cash to us will also be subject to, among other things, restrictions that may be contained in our subsidiary agreements (as entered into from time to time), availability of sufficient funds in such subsidiaries and applicable laws and regulatory restrictions. Claims of any creditors of our subsidiaries generally will have priority as to the assets of such subsidiaries over our claims and claims of our creditors and stockholders. To the extent the ability of our subsidiaries to distribute dividends or other payments to us is limited in any way, our ability to fund and conduct our business, service our debt, and pay dividends, if any, could be harmed. If securities or industry analysts do not publish research or reports about our business, or publish negative reports about our business, our stock price and trading volume could decline. The trading market for our common stock will be influenced to some extent by the research and reports that industry or financial analysts publish about us and our business. We do not control these analysts. As a relatively new public company, we may be slow to attract research coverage and the analysts who publish information about our common stock will have had relatively little experience with us or our industry, which could affect their ability to accurately forecast our results and could make it more likely that we fail to meet their estimates. In the event we obtain securities or industry analyst coverage, if any of the analysts who cover us provide inaccurate or unfavorable research or issue an adverse opinion regarding our stock price, our stock price could decline. If one or more of these analysts cease to regularly cover us or fail to publish reports, we could lose visibility in the market, which in turn could cause our stock price or trading volume to decline. 27

Outstanding indebtedness may reduce our available funds. We have approximately $49.5 million in outstanding indebtedness as of December 31, 2023. The loans are held at multiple banks and are collateralized by substantially all of Global Well's assets. There can be no guarantee that we will be able to pay all amounts when due or to refinance the amounts on terms that are acceptable to us or at all. If we are unable to make our payments when due or unable to refinance such amounts, our key equipment could be repossessed, our property could be foreclosed and our business could be negatively affected. The terms of the debt agreements impose significant operating and financial restrictions on us. These restrictions could also have a negative impact on our business, results of operations, financial condition and cash flows by significantly limiting or prohibiting us from engaging in certain transactions, including but not limited to: incurring or guaranteeing additional debt financing; transferring or selling assets currently held by us; and transferring ownership interests in certain of our subsidiaries. The failure to comply with any of these covenants could cause a default under our other debt agreements. Any of these defaults, if not waived, could result in the acceleration of all of our debt, in which case the debt would become immediately due and payable. If this occurs, we may not be able to repay our debt or borrow sufficient funds to refinance it on favorable terms, if any. We depend on cash generated from outside sources of funding to support our growth. Although we have in the past generated positive cash flow from operating activities, outside sources of equity and debt capital is an important source of fund for our current operations and growth initiatives. As we expand our business, we will need significant cash resources to fund operations to purchase inventory, increase our product development, expand our manufacturer and supplier relationships, pay personnel, pay for the increased costs associated with operating as a public company, expand geographically, and to further invest in our sales, manufacturing and marketing efforts and our e- commerce platform. If we are unable to secure additional outside funding or if our business does not generate sufficient cash flow from operations to fund these activities and sufficient funds are not otherwise available, our business will be negatively impacted and restricted. If such outside financing is not available to us on satisfactory terms, our ability to operate and expand our business or respond to competitive pressures would be harmed. Moreover, if we raise additional capital by issuing equity securities or securities convertible into equity securities, your ownership may be diluted. Any indebtedness we incur may subject us to covenants that restrict our operations and will require interest and principal payments that would create additional cash demands and financial risk for us. General Risk Factors We are an emerging growth company and the reduced disclosure requirements applicable to emerging growth companies could make our common stock less attractive to investors. We are an “emerging growth company” as defined in the Jumpstart Our Business Startups Act (the “JOBS Act”). Under the JOBS Act, emerging growth companies can delay adopting new or revised financial accounting standards until such time as those standards apply to private companies. We have elected to take advantage of the extended transition period for adopting new or revised financial statements under the JOBS Act as an emerging growth company. For as long as we continue to be an emerging growth company, we intend to take advantage of other exemptions from certain reporting requirements that are applicable to other public companies, including not being required to comply with the auditor attestation requirements of Section 404(b) of the Sarbanes-Oxley Act of 2002, as amended or the Sarbanes- Oxley Act, exemption from any rules that may be adopted by the Public Company Accounting Oversight Board (“PCAOB”) requiring mandatory audit firm rotations or a supplement to the auditor’s report on financial statements, reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements, exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and any golden parachute arrangements, and reduced financial reporting requirements. Investors may find our common stock less attractive because we will rely on these exemptions, which could result in a less active trading market for our common stock, increased price fluctuation, and a decrease in the trading price of our common stock. We will remain an emerging growth company until the earliest of (i) the end of the fiscal year in which the market value of our common stock that is held by non-affiliates is at least $700 million as of the last business day of our most recently completed second fiscal quarter, (ii) the end of the fiscal year in which we have total annual gross revenues of $1.235 billion or more during such fiscal year, (iii) the date on which we issue more than $1 billion in non-convertible debt in a three-year period, or (iv) December 31, 2026, which represents the end of the fiscal year in which the fifth anniversary of the date of our IPO prospectus occurs. 28

The requirements of being a public company may strain our resources, divert management’s attention, and affect our ability to attract and retain executive management and qualified board members. As a public company, we are subject to the reporting requirements of the Exchange Act, the Sarbanes-Oxley Act, the Dodd-Frank Wall Street Reform and Consumer Protection Act, the Nasdaq listing standards and other applicable securities laws, rules, and regulations. Compliance with these laws, rules, and regulations will increase our legal and financial compliance costs, make some activities more difficult, time-consuming, or costly, and increase demand on our systems and resources, particularly after we are no longer an emerging growth company. The Exchange Act requires, among other things, that we file annual, quarterly, and current reports with respect to our business and results of operations. The Sarbanes-Oxley Act requires, among other things, that we maintain effective disclosure controls and procedures and internal control over financial reporting. In order to maintain and, if required, improve our disclosure controls and procedures, and internal control over financial reporting to meet this standard, significant resources and management oversight may be required. As a result, management’s attention may be diverted from other business concerns and our costs and expenses will increase, which could harm our business and results of operations. Although we have already hired additional employees to comply with these requirements, we will need to hire more employees in the future or engage outside consultants, which will increase our costs and expenses. In addition, changing laws, regulations, and standards relating to corporate governance and public disclosure are creating uncertainty for public companies, increasing legal and financial compliance costs, and making some activities more time consuming. These laws, regulations, and standards are subject to varying interpretations, in many cases due to their lack of specificity and, as a result, their application in practice may evolve over time as new guidance is provided by regulatory and governing bodies. This could result in continuing uncertainty regarding compliance matters and higher costs necessitated by ongoing revisions to disclosure and governance practices. We intend to invest resources to comply with evolving laws, regulations, and standards, and this investment may result in increased general and administrative expenses and a diversion of management’s time and attention from sales-generating activities to compliance activities. If our efforts to comply with new laws, regulations, and standards differ from the activities intended by regulatory or governing bodies due to ambiguities related to their application and practice, regulatory authorities may initiate legal, administrative, or other proceedings against us and our business may be harmed. If we are unable to maintain effective internal controls, our business, financial position and results of operations could be adversely affected. Our management is responsible for establishing and maintaining adequate internal control over financial reporting. Our internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP. The rules governing the standards that must be met for management to determine that our internal control over financial reporting is effective are complex and require significant documentation, testing and possible remediation to meet the detailed standards under the rules. During the course of its testing, our management may identify material weaknesses or deficiencies which may not be remedied quickly or at all. Any failure to maintain effective internal controls could have an adverse effect on our business, financial position and results of operations. ITEM 1B. UNRESOLVED STAFF COMMENTS Not applicable. ITEM 1C. CYBERSECURITY Cybersecurity risk management is a critical part of our overall risk management efforts. We have adopted security- control principles based on the National Institute of Standards and Technology ("NIST") Cybersecurity Framework and other industry-recognized standards, as applicable. This does not imply that we meet any particular technical standards, specifications, or requirements, but rather that we use these principles as a guide to help us identify, assess, and manage cybersecurity risks relevant to our business. We have developed and implemented a cybersecurity risk management program intended to protect the confidentiality, integrity, and availability of our critical systems and information. Our cybersecurity strategy prioritizes detection, analysis, and response to known, anticipated or unexpected threats. We implement and continue to update risk-based controls to protect key information and systems. Some of the controls and processes in place to manage risks from cybersecurity threats include monitoring systems, enforcement mechanisms, employee training, tools and related services from third-party providers, and management oversight. Our cybersecurity risk management program in particular focuses on the following key areas: 29

Risk Assessment At least annually, we conduct a cybersecurity risk assessment to identify the inherent cyber security risks and threats to which we are exposed to, evaluate maturity and effectiveness of our systems and processes in addressing such identified risks and threats, and to identify any areas for further enhancements. Our cybersecurity risk assessment considers information from internal stakeholders, known and potential information security vulnerabilities, and data from external sources (e.g., reported security incidents that have impacted other companies, industry trends, and evaluations by third parties and consultants). The results of the assessment are used to drive alignment on prioritization of initiatives to enhance our security controls, make recommendations to senior management, and if necessary, but at least annually, inform the Audit Committee and Board of Directors. Incident Response and Recovery Planning We maintain an incident response and recovery plan (the "IRR Plan") that guides our activities in preparing for, detecting, responding to, and recovering from cybersecurity incidents. The IRR Plan identifies the working group responsible for the prevention, detection, mitigation and remediation of cybersecurity incidents. The IRR Plan also covers the range of activities we undertake in connection with responding to cybersecurity incidents, including monitoring, identification, investigation, assessment, containment, remediation, and mitigation, as well as compliance with legal obligations including any necessary regulatory reporting. Incidents are evaluated, ranked by severity, and prioritized for response, remediation and reporting, if needed. Collaboration We also engage third-party security consultants to assist with assessment and enhancement of our cybersecurity risk management program and compliance with applicable practices and standards. Should a cyber security incident occur in the future, we may engage third parties to assist us in responding to the incident as well as enhancing our cybersecurity risk management program, if necessary. The importance of cybersecurity is conveyed internally within the organization as well as externally. Within the organization, our cybersecurity efforts are led by our Information Technology ("IT") Manager who is a Microsoft Certified Professional and holds CompTIA Network+ and Cisco Network certifications. We have also established an IT steering committee consisting of members from various key departments including IT, Finance, Operations, and Human Resources. The IT steering committee convenes at regular periodic intervals and reviews IT strategic and investment priorities, including the Company's cybersecurity programs. Our policies also require each of our employees to contribute to our data security efforts. At least annually, employees are required to attend a mandatory training on how to recognize phishing attempts and how to best handle and report cybersecurity threats. In addition, we collaborate with third party software as a service providers and other service providers to maintain policies and procedures governing our third-party security risks. We evaluate and ensure such third parties maintain appropriate security controls to protect our confidential data, and notify us of material data breaches that may impact our data. Governance Cybersecurity is an important part of our risk management processes and an area of focus for senior management. Our Board of Directors has oversight of our strategic and business risk management, and has delegated cybersecurity risk management oversight to the Audit Committee. Members of the Audit Committee receive updates on an as-needed basis, but at least annually, from senior management. This includes existing and new cybersecurity risks, how management is assessing and addressing such risks, status on key information security initiatives, and cybersecurity incidents, if any, and responses. Members of our Board of Directors also engage in ad hoc conversations with management on cybersecurity- related news events and discuss any updates to our cybersecurity risk management program. In the event of a cybersecurity event, a cross-functional steering committee involving the IT, Finance, and Legal departments, would review and assess the incident and determine whether further escalation and regulatory reporting is required. Any incident assessed as potentially being or becoming material is immediately escalated to the Audit Committee, and meetings of the Audit Committee and/or full Board of Directors would be held, as appropriate. We consult with our outside legal counsel as appropriate, including on materiality analysis and disclosure matters. Senior management makes the final materiality determination and disclosure decisions. We maintain controls and procedures that are designed to ensure prompt escalation of certain cybersecurity incidents so that decisions regarding public disclosure and reporting of such incidents can be made in a timely manner. 30

In 2023, we are not aware of any cybersecurity incidents that have materially affected or are reasonably likely to materially affect us. We acknowledge that cybersecurity threats are continually evolving, and the possibility of future cybersecurity incidents remains. Despite the implementation of our cybersecurity processes, our security measures cannot guarantee that a significant cybersecurity attack will not occur. There can also be no guarantee that our policies and procedures under our cybersecurity risk management program will be properly followed in every instance or that those policies and procedures will be effective. While we devote resources to our security measures designed to protect our systems and information, no security measure is infallible. See Item 1A "Risk Factors" for additional information about the risks to our business associated with a breach or other compromise to our information and operational technology systems. ITEM 2. PROPERTIES We lease our principal executive and administrative offices located at 6185 Kimball Avenue, Chino, California 91708. At the same location, we operate an approximately 300,000 square foot manufacturing, warehouse storage and distribution facility. We lease (i) an approximately 500,000 square foot manufacturing, warehouse storage and distribution facility in Rockwall, Texas and (ii) an approximately 108,000 square foot warehouse storage and distribution facility in Branchburg, New Jersey from our variable interest entity, as further described in Note 2 — Summary of Significant Accounting Policies in the Notes to the Consolidated Financial Statements included in Part II, Item 8 of this Annual Report on Form 10-K. We also lease and operate (i) an approximately 98,000 square foot warehouse storage and distribution facility in Puyallup, Washington, (ii) an approximately 76,000 square foot manufacturing, warehouse storage and distribution facility in Kapolei, Hawaii, (iii) an approximately 23,000 square foot warehouse storage and distribution facility also in Kapolei, Hawaii, (iv) an approximately 70,000 square foot warehouse storage and distribution facility in City of Industry, California, (v) an approximately 83,000 square foot warehouse storage and distribution facility in Sugar Land, Texas, and (vi) an approximately 105,000 square foot warehouse storage and distribution facility in Aurora, Illinois. In addition, we own and operate an approximately 83,000 square-foot warehouse storage and distribution facility in Summerville, South Carolina. ITEM 3. LEGAL PROCEEDINGS From time to time, we are involved in various legal proceedings. Although no assurance can be given, we do not believe that any of our currently pending proceedings will have a material adverse effect on our financial condition, cash flows or results of operations. ITEM 4. MINE SAFETY DISCLOSURES Not applicable. 31

Part II ITEM 5. MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES Market Information Our common stock trades on the NASDAQ Global Market under the symbol “KRT.” Our common stock commenced public trading on April 15, 2021. Holders of Common Stock As of March 12, 2024, we had approximately 13 stockholders of record of our common stock. Dividends On August 7, 2023, our Board of Directors approved a quarterly cash dividend policy, which we have paid on a regular basis. Continuation of the quarterly dividend will be at the discretion of our board of directors and will depend on a number of factors, including our financial condition, results of operations, capital requirements, contractual restrictions, general business conditions, and other factors that our board of directors may deem relevant. There are currently no restrictions on our present ability to pay dividends to stockholders of our common stock, other than those prescribed by Delaware law. Securities Authorized for Issuance Under Equity Compensation Plans The following table provides information as of December 31, 2023, with respect to all of our compensation plans under which equity securities are authorized for issuance: Number of Securities To Be Issued Upon Exercise of Outstanding Options, Warrants and Rights Weighted Average Exercise Price of Outstanding Options, Warrants and Rights Number of Securities Remaining Available for Future Issuance Equity compensation plans approved by stockholders 391,818 (1) $18.58 (2) 1,350,684 Total 391,818 $18.58 1,350,684 (1) This amount consists of (i) 5,345 shares of our common stock subject to unvested restricted stock units granted under the Plan, and (ii) 386,473 shares subject to stock options granted under the Plan. (2) This number reflects the weighted-average exercise price of outstanding options and has been calculated exclusive of outstanding restricted stock unit awards issued under the Plan. Sales of Unregistered Securities and Repurchases of Securities During the fourth quarter of fiscal 2023, the Company did not sell any unregistered securities and did not repurchase any securities. ITEM 6. [RESERVED] 32

ITEM 7. MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS The following discussion of our financial condition and results of operations should be read in conjunction with the consolidated financial statements and related notes to the consolidated financial statements. This discussion and analysis contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of certain factors including, but not limited to, those discussed in Part I, Item 1A. “Risk Factors.” and elsewhere in this Annual Report on Form 10-K. See “Forward Looking Statements” above for further explanation. Due to rounding, numbers presented throughout this report may not add up precisely to totals we provide and percentages may not precisely reflect the absolute figures. Overview We are a rapidly-growing specialty distributor and select manufacturer of disposable foodservice products and related items. We are a nimble supplier of a wide range of products for the foodservice industry, including food and take-out containers, bags, tableware, cups, lids, cutlery, straws, specialty beverage ingredients, equipment, gloves and other products. Our products are available in plastic, paper, biopolymer-based and other compostable forms. Our Karat Earth® line provides environmentally friendly options to our customers, who are increasingly focused on sustainability. We offer customized solutions to our customers, including new product development, design, printing and logistics services. We operate our business strategically and with broad flexibility to provide both our large and small customers with the wide spectrum of products they need to successfully run and grow their businesses. We believe we have established ourselves as a differentiated provider of high-quality products relative to our competitors. Our operating model entails generating the majority of our revenue from the distribution of our vendors' products complemented by select manufacturing capabilities in the U.S., which allows us to provide customers with broad product choices and customized offerings with short lead times even during global supply chain disruptions. This model provides us with the flexibility to adjust the mix of our product offering from import and manufacturing in evolving economic environment to drive operating efficiency and sustained margin expansion. We operate an approximately 500,000 square foot distribution center located in Rockwall, Texas, an approximately 300,000 square foot distribution center in Chino, California, and an approximately 76,000 square foot distribution center located in Kapolei, Hawaii. We have selected manufacturing capabilities in all of these facilities. In addition, we operate eight other warehouse spaces and distribution centers located in Puyallup, Washington; Summerville, South Carolina; Branchburg, New Jersey; Kapolei, Hawaii; City of Industry, California; Aurora, Illinois; and Sugar Land, Texas. Our distribution centers are strategically located in proximity to major population centers, including the Los Angeles, New York, Chicago, Dallas, Houston, Seattle, Atlanta and Honolulu metro areas. We manage and evaluate our operations in one reportable segment. 2023 Business Highlights and Trends • During the year ended December 31, 2023, we invested in the significant expansion of our distribution capabilities through opening new warehouses and racking up additional areas in our existing warehouses. • We enhanced our sales force in 2023 through the addition of new team members and promotion of our inaugural Chief Revenue Officer. • During the year ended December 31, 2023, we executed a strategy to pivot into a more asset-light model by increasing imports and scaling back manufacturing in certain locations in light of dropping ocean freight rates coupled with rising domestic labor and operating costs, resulting in strong margin expansion and cash flows. • We recorded revenues of $405.7 million for the year ended December 31, 2023, a decrease of 4.1% compared to 2022 in revenue amount and an increase of 3.7% in volume. • We achieved a record gross margin of 37.7% for the year ended December 31, 2023, a 650-basis-point increase from the year ended December 31, 2022. • We recorded net income of $33.2 million for the year ended December 31, 2023, an increase of 28.4% compared to the year ended December 31, 2022. • We achieved a record net income margin of 8.2% for the year ended December 31, 2023 compared to 6.1% for the year ended December 31, 2022. 33

• We generated record net cash provided by operating activities of $53.4 million for the year ended December 31, 2023, an increase of 81.1% compared to prior year. • We generated consolidated Adjusted EBITDA, a non-GAAP measure defined below, of $59.1 million for the year ended December 31, 2023, a 29.4% increase from the year ended December 31, 2022. • Our Adjusted EBITDA margin, a non-GAAP measure defined below, expanded to a company record of 14.6% for the year ended December 31, 2023, an increase of 380 basis points from the year ended December 31, 2022. • We had financial liquidity of $59.3 million and additional short-term investments of $26.3 million as of December 31, 2023. • During the second quarter of 2023, we closed the sale of our equity interest in Bio Earth and received total consideration of $6.1 million, which comprised of our original deposits plus accrued interest. • On August 7, 2023, our Board of Directors approved our inaugural regular quarterly cash dividend. During the year ended December 31, 2023, we returned a total of $20.9 million to our shareholders in the form of special and regular cash dividend. • On September 12, 2023, we increased our public float by completing a secondary public offering of 1.2 million shares of our common stock. Trends in Our Business The following trends have contributed to the results of our operations, and we anticipate that they will continue to affect our future results: • One of the most noticeable impacts of the COVID-19 pandemic was on the restaurant industry. The pandemic changed how customers view food delivery and take-out as compared to the traditional form of on-premise dining. There now appears to be a growing preference for the former and we believe this trend will continue to have a positive impact on our results of operations, as more of our customers will require packaging and containers to meet the demands of their increased food delivery and take-out dining consumers. • Environmental concerns regarding disposable products, broadly, have resulted in a number of significant changes that are specific to the food-service industry, including regulations applicable to our customers. We believe this trend will have a positive long-lasting impact on our results of operations, as we expect there will be an increased demand for eco-friendly and compostable single-use disposable products. Our eco-friendly products made up 33% of total sales during the year ended December 31, 2023 compared to 27% during the prior year. • Most of our products are sourced from vendors abroad and as a result we incur freight costs from these overseas import shipments, which could be a significant component of our cost of goods sold. Elevated ocean freight rates could pressure our gross margin, and if we raise our price, dampen the demand for our products. Steady or dropping ocean freight could yield significant opportunities for us to expand our margin. However, it could also reduce the barrier of entry, intensifying the competition. • U.S. foreign trade policy continues to evolve, such as the imposition of tariffs on a number of imported food- service disposable products, including those imported from China and other countries. We believe this trend will have either a positive or a negative impact on our results of operations, depending on whether we are able to source our raw materials or manufactured products from countries where tariffs have not been imposed by the current U.S. administration and whether the previously imposed tariffs are removed. • The cost of raw materials used to manufacture our products, including polyethylene terephthalate, or PET, plastic resin, aluminum and paper boards may continue to fluctuate. Since negotiated sales contracts and the market largely determine the pricing for our products, we are, at times, limited in our ability to raise prices and pass through any impacts of inflation to our costs. There can also be lags between cost inflation and the implementation of price increases, which could negatively impact our gross margin. We believe price fluctuations will have either a positive or a negative impact on our results of operations in the future, depending on whether raw material costs increase or decrease and whether we can successfully implement price increases to offset the impacts of inflation. • Supplier chain effectiveness could have a long-lasting impact on our operations and financial results. We believe this trend will have either a positive or a negative impact on our results of operations, depending on whether we are able to manage our global supply chain effectively, including the accurate forecast of demand, the successful procurement of raw materials and products, and the effective management of our inventory, production and distribution. 34

• Fluctuations in foreign currency exchange rates could impact either positively or negatively various aspects of our business activities, including but not limited to our purchasing power and capacity to source inventory. • Beginning the first quarter of 2023, we began to execute a strategic business decision to pivot into a more asset- light growth model by increasing import and scaling back manufacturing in certain locations. We believe this will have either a positive or a negative impact on our results of operations, depending on whether we can successfully source and import finished goods at a price that is more favorable than domestically manufacturer products, and effectively realize savings from reduced manufacturing capabilities. Critical Accounting Estimates The preparation of our consolidated financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting periods. On an ongoing basis, management evaluates those estimates. Management bases its estimates on historical experience and on various assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily available from other sources. Actual results may differ from these estimates under different assumptions or conditions. Critical accounting estimates are those estimates made in accordance with generally accepted accounting principles that involve a significant level of estimation uncertainty and have had or are reasonably likely to have a material impact on the financial condition or results of operations of the registrant. We believe the following critical accounting estimates and policies have the most significant impact on our consolidated financial statements: Allowance for Doubtful Accounts The Company recognizes an allowance for doubtful accounts on accounts receivable in an amount equal to the estimated probable losses net of recoveries. The allowance is based on an analysis of historical bad debt write-offs, current past due customers in the aging, risk profiles associated with different customer types, as well as an assessment of specific identifiable customer accounts considered at risk or uncollectible. While such losses have historically been within our expectations and the provisions established, we cannot guarantee that we will continue to experience the same credit loss rates we have in the past. A significant change in the liquidity or financial position of our customers could cause unfavorable trends in receivable collections and additional allowances may be required. These additional allowances could materially affect our future financial results. As of December 31, 2023, and 2022, we had a total allowance for doubtful accounts of $0.4 million and $1.3 million, respectively. Inventory Reserve The Company maintains a reserve for excess and obsolete inventory and carries its inventory at net realizable value, taking into account various factors including historic usage, expected demand, anticipated sales price, and product expiration and obsolescence. While such losses have historically been within our expectations and the provisions established, we cannot guarantee that the future trend will be similar to what we have experienced in the past. A significant change in demand or selling prices could result in additional reserve and materially affect our future financial results. We had an inventory reserve of $0.4 million and $0.7 million as of December 31, 2023, and 2022, respectively. Stock-Based Compensation Stock-based compensation expense related to employee stock options is accounted for in accordance with Accounting Standard Codification ("ASC") 718, Compensation — Stock Compensation. This standard requires the Company to record compensation expense equal to the fair value of awards granted to employees and non-employees. The fair value of restricted stock unit awards is determined based on the closing price of our common stock on the trading day immediately prior to the grant date. The fair value of stock options is estimated on the grant-date using the Black-Scholes option pricing model. Key input assumptions used in the Black-Scholes option pricing model to estimate the grant date fair value of stock options include the fair value of the Company’s common stock, the expected option term, the expected volatility of the Company’s stock over the option’s expected term, the risk-free interest rate, and the Company’s expected annual dividend yield. The risk-free interest rate assumption for options granted under the Plan, as defined in Note 13 — Stock-Based Compensation in the Notes to the Consolidated Financial Statements included in Part II, Item 8 of this Annual Report on Form 10-K, is based upon observed interest rates on the United States government securities appropriate for the expected term of the stock options. 35

The expected term of employee stock options under the Plan represents the weighted-average period that the stock options are expected to remain outstanding. The expected term of options granted is calculated based on the “simplified method,” which estimates the expected term based on the average of the vesting period and contractual term of the stock option. We determine the expected volatility assumption using the frequency of daily historical prices of comparable public company’s common stock for a period equal to the expected term of the options. The dividend yield assumption for options granted under the Plan is based on the Company’s history and expectation of dividend payouts. We review the underlying assumptions related to stock-based compensation at least annually or more frequently if we believe triggering events exist. If facts and circumstances change and we employ different assumptions in future periods, the compensation expense recorded may differ materially from the amount recorded in the current period. Stock-based compensation expense for the years ended December 31, 2023 and 2022 was $0.8 million, and $2.0 million, respectively. Results of Operations Year Ended December 31, 2023 Compared to the Year Ended December 31, 2022 Year Ended December 31, 2023 2022 (in thousands) Net sales $ 405,651 $ 422,957 Cost of goods sold 252,608 290,871 Gross profit 153,043 132,086 Operating expenses 110,967 102,071 Operating income 42,076 30,015 Other income, net 908 2,498 Provision for income taxes 9,804 6,676 Net income $ 33,180 $ 25,837 Net sales Net sales were $405.7 million for the year ended December 31, 2023 compared to $423.0 million for the year ended December 31, 2022, a decrease of $17.3 million, or 4.1%. This decrease is primarily made up of $33.3 million from unfavorable year-over-year pricing comparison, as we actively passed on savings from ocean freight and raw material costs to customers, and a $6.9 million reduction in logistic services and shipping revenue. Such decreases were partially offset by an increase of $16.4 million in volume and change in product mix, and an increase of $6.4 million due to the adjustment of online sales platform fees into operating expense for the year ended December 31, 2023. Cost of goods sold Cost of goods sold was $252.6 million for the year ended December 31, 2023 compared to $290.9 million for the year ended December 31, 2022, a decrease of $38.3 million, or 13.2%. Ocean freight and import duty costs decreased $31.0 million. This was primarily driven by a significant decrease in ocean freight rate partially offset by an increase in import duty charges, as 2023 included an estimated additional anti-dumping and countervailing duty charge of $3.9 million related to a U.S. Customs and Border Protection investigation on certain products imported during 2022 to 2023. See Note 20 - Commitments and Contingencies for further discussion on the matter. Product costs decreased $11.1 million as a result of lower sales in the current period, reduced vendor pricing on certain raw materials and finished goods, and a favorable foreign currency exchange rate impact from the strengthening of the United States Dollar against Taiwan New Dollar. Such decreases were partially offset by an adjustment of $3.9 million of certain production expenses from operating expenses into cost of goods sold for year ended December 31, 2023, and an increase of $0.4 million in inventory adjustments. During the year ended December 31, 2023, we recorded $3.9 million in inventory adjustments, out of which $1.7 million related to the write-off of raw materials as we disposed of certain machinery and equipment in executing the plan to scale back production in the U.S. During the year ended December 31, 2022, we recorded $3.5 million in inventory adjustments, out of which $0.9 million related to an out-of-period write-off of certain inventory items to correct immaterial errors in the quarterly and annual financial statements previously issued. 36

Gross profit Gross profit was $153.0 million for the year ended December 31, 2023 compared to $132.1 million for the year ended December 31, 2022, an increase of $21.0 million, or 15.9%. Gross margin was 37.7% for the year ended December 31, 2023 compared to 31.2% for the year ended December 31, 2022, an increase of 650 basis points. Gross margin for the year ended December 31, 2023 included a negative impact totaling 140 basis points from the $3.9 million additional import duty charge and the $1.7 million write-off of raw materials associated with the disposal of certain machinery, as well as a net favorable impact of 60 basis points from the adjustment of certain production expenses and online sales platform fees, as discussed above. During the year ended December 31, 2022, gross margin included a negative impact of 20 basis points from the $0.9 million out-of-period write-off of certain inventory items discussed above. The year-over-year margin expansion is largely due to a significant decrease in total ocean freight and import costs, which as a percentage of net sales was 7.5% during the year ended December 31, 2023, down from 14.5% during the year ended December 31, 2022. Additional margin expansion factors also included strong United States Dollar against Taiwan New Dollar, and our efforts to scale back manufacturing in the U.S. in favor of imports which carry higher margin and improve operating efficiencies. Operating expenses Operating expenses were $111.0 million for the year ended December 31, 2023 compared to $102.1 million for the year ended December 31, 2022, an increase of $8.9 million, or 8.7%. The increase in operating expenses was primarily attributable to an adjustment of $6.4 million of online sales platform fees discussed above, an increase of $4.6 million in labor costs from the workforce expansion as we increased warehouse headcount to handle the larger volume of imports, an increase of $2.9 million in rent, warehouse, and utilities expense from our expanded distribution footprint, an increase of $2.4 million in marketing expense primarily to grow our e-commerce sales, an increase of $2.6 million in impairment expense and loss, net, primarily related to disposal of machinery as we scaled back production, and a write-off of $1.1 million in vendor prepayment upon the resolution of a legal contingency. These increases were partially offset by a decrease of $4.3 million in shipping and transportation costs due to lower shipping rates, a decrease of $1.3 million in in stock-based compensation expense, a decrease of $1.0 million in bad debt expense, and an adjustment of $3.9 million of certain production expenses from operating expenses into cost of goods sold for the year ended December 31, 2023 as discussed above. Operating income Operating income was $42.1 million for the year ended December 31, 2023 compared to $30.0 million for the year ended December 31, 2022, an increase of $12.1 million, or 40.2%. The increase was primarily due to an increase in gross profit of $21.0 million partially offset by an increase in operating expenses of $8.9 million, as discussed above. Other income, net Other income, net was $0.9 million for the year ended December 31, 2023 compared to $2.5 million for the year ended December 31, 2022. The decrease of $1.6 million was primary due to a decrease in the gain on foreign currency transactions of $1.5 million and a decrease in interest income of $0.4 million. Interest income was $1.8 million during the year ended December 31, 2023, which was primarily earned on cash, cash equivalents, and short-term investments. Interest income was $2.2 million during the year ended December 31, 2022, which was primarily associated with a gain on interest rate swap. Such decreases were partially offset by an increase in other income of $0.2 million. Provision for income taxes Provision for income taxes was $9.8 million for the year ended December 31, 2023 compared to $6.7 million for the year ended December 31, 2022, an increase of $3.1 million, or 46.9%. The Company’s effective tax rate was 22.8% for the year ended December 31, 2023 compared to 20.5% for the year ended December 31, 2022. The year-over-year increase in effective tax rate is primarily due to the decrease in non-controlling interest, which is not subject to tax, and a decrease in research and development credit, as we scaled back production and the associated research and development activities. Net income Net income was $33.2 million for the year ended December 31, 2023 compared to $25.8 million for the year ended December 31, 2022, an increase of $7.3 million, or 28.4%. The increase was primarily driven by an increase in operating income of $12.1 million partially offset by a decrease in other income, net of $1.6 million and an increase in the provision for income taxes of approximately $3.1 million, as discussed above. 37

Non-GAAP Financial Measures We use certain non-GAAP financial measures to assess our financial and operating performance that are not defined by, or calculated in accordance with US GAAP. A non-GAAP financial measure is defined as a numerical measure of a company’s financial performance that (i) excludes amounts, or is subject to adjustments that have the effect of excluding amounts, that are included in the comparable measure calculated and presented in accordance with U.S. GAAP in the Consolidated Statements of Income; or (ii) includes amounts, or is subject to adjustments that have the effect of including amounts, that are excluded from the comparable measure so calculated and presented. Our primary non-GAAP financial measures are listed below and reflect how we evaluate our operating results. Adjusted EBITDA and Adjusted EBITDA Margin Adjusted EBITDA is a financial measure calculated as net income excluding (i) interest income, (ii) interest expense, (iii) provision for income taxes, (iv) depreciation and amortization, (v) stock-based compensation expense, (vi) out-of- period adjustment, (vii) secondary offering transaction costs, (viii) write-off of certain inventory items outside the normal course of business, and (ix) impairment expense and loss, net, on disposal of machinery outside the normal course of business. Adjusted EBITDA margin is calculated by dividing Adjusted EBITDA by net sales. We present Adjusted EBITDA and Adjusted EBITDA margin as supplemental measures of our financial performance. Adjusted EBITDA and Adjusted EBITDA margin assist management in assessing our core operating performance. We also believe these measures provide investors with useful perspective on underlying business results and trends and facilitate a comparison of our performance from period to period. Adjusted EBITDA and Adjusted EBITDA margin should not be considered in isolation or as alternatives to net income or cash flows from operating activities and net income margin or other measures determined in accordance with GAAP. Also, Adjusted EBITDA and Adjusted EBITDA margin are not necessarily comparable to similarly titled measures presented by other companies. Set forth below is a reconciliation of net income to Adjusted EBITDA and net income margin to Adjusted EBITDA margin. Year Ended December 31, Reconciliation of Adjusted EBITDA (unaudited): 2023 2022 (in thousands, except percentages) Amount % of Net Sales Amount % of Net Sales Net income: $ 33,180 8.2% $ 25,837 6.1 % Add (deduct): Interest income (1,803) (0.4) (2,226) (0.5) Interest expense 2,043 0.5 2,017 0.5 Provision for income taxes 9,804 2.4 6,676 1.6 Depreciation and amortization 10,783 2.7 10,405 2.4 Stock-based compensation expense 770 0.2 2,047 0.5 Out-of-period adjustment (3) — — 879 0.2 Secondary offering transaction costs (2) 453 0.1 — — Write-off of inventory (1) 1,710 0.4 — — Impairment expense and loss, net, on disposal of machinery (1) 2,132 0.5 — — Adjusted EBITDA $ 59,072 14.6% $ 45,635 10.8% (1) The write-off of inventory and impairment expense and loss, net, on disposal of machinery represent costs incurred in connection with the scaling back of production in the U.S. As part of the execution of this strategy, certain machinery and equipment were disposed of or impaired, and raw materials associated with those machinery and equipment were written-off. 38

(2) Secondary offering transaction costs represent legal and professional fees incurred in connection with the completion of the secondary offering during the year ended December 31, 2023, which were directly related to the offering and were incremental to our normal operating expenses. (3) The out-of-period adjustment represented an inventory write-off recorded during the year ended December 31, 2022, which management believes was not representative of our underlying operating performance. The adjustment was to correct immaterial errors in the accounting for certain inventory items in our previously issued quarterly and annual financial statements. The impact of the inventory write-off was an increase to cost of goods sold of $0.9 million for the year ended December 31, 2022. Liquidity and Capital Resources Sources and Uses of Funds Our primary sources of liquidity are cash provided by operations, borrowings under our line of credit with the Hanmi Bank (the “Line of Credit”), and promissory notes. On an annual basis, we have typically generated positive cash flows from operations. Our ability to generate positive cash flow from operations in the future will be, at least in part, dependent on global economic conditions and our ability to navigate challenging macro environment at times. As described in Note 8 — Line of Credit to the Consolidated Financial Statements included in Part II, Item 8 of this Annual Report on Form 10-K, the Line of Credit is available for working capital and general corporate purposes, and is secured by our assets. It consists of a $40.0 million revolving loan facility and a standby letter of credit sublimit. We are not required to pay a commitment (unused) fee on the undrawn portion of the Line of Credit and interest is payable monthly. On March 14, 2023, we amended the Line of Credit. Prior to March 14, 2023, interest accrued at the annual rate of prime less 0.25% with a minimum floor of 3.25%. The amendment on March 14, 2023, among other things, (1) extended the maturity date to March 14, 2025, and (2) revised the interest on any Line of Credit borrowings to an annual rate of one month term Secured Overnight Financing Rate ("SOFR") plus 2.50%, with a SOFR floor of 1.0%. On June 20, 2023, we amended the Line of Credit which increased the standby letter of credit sublimit from $2.0 million to $5.0 million. As of December 31, 2023, the amount issued under the standby letter of credit was $3.8 million, and the maximum remaining amount that could be borrowed under the Line of Credit was $36.2 million. As described in Note 10 — Long-Term Debt to the Consolidated Financial Statements included in Part II, Item 8 of this Annual Report on Form 10-K, on June 17, 2022, we entered into a $28.7 million term loan agreement which matures July 1, 2027 (the “2027 Term Loan”). The 2027 Term Loan had an initial balance of $20.7 million and an option to request for additional advances up to a maximum of $8.0 million through June 2023, which we exercised in March 2023. Interest accrues at a fixed rate of 4.375% per annum. Principal and interest payments of $0.1 million are due monthly throughout the term of the loan, with the remaining principal balance due at maturity. The 2027 Term Loan is collateralized by substantially all of Global Wells’ assets and is guaranteed by one of our stockholders. In accordance with the loan agreement, Global Wells is required to comply with certain financial covenants, including a minimum debt service coverage ratio. Proceeds from the 2027 Term Loan were used to pay down an existing term loan with the same lender, which was set to mature in May 2029 with interest accruing at prime rate less 0.25%, and had an outstanding balance of $20.6 million as of the repayment date. Additionally, as of December 31, 2023, we have a $23.0 million term loan that matures September 30, 2026 (the “2026 Term Loan”). The 2026 Term Loan had an initial balance of $16.1 million and an option to request for additional advances up to a maximum of $6.9 million through September 2022, which we exercised in February 2022. Interest accrues at a fixed rate of 3.50% per annum. Principal and interest payments of $0.1 million are due monthly throughout the term of the loan, with the remaining principal balance due at maturity. The 2026 Term Loan is collateralized by substantially all of Global Wells’ assets and is guaranteed by Global Wells and one of our stockholders. In accordance with the loan agreement, Global Wells is required to comply with certain financial covenants, including a minimum debt service coverage ratio. As of December 31, 2023, we were in compliance with the financial covenants under all of our loan agreements, and do not expect material uncertainties in our continued ability to be in compliance with all financial covenants through the remaining term of all of our loan agreements. As of December 31, 2023, we had no borrowing on the Line of Credit, $28.2 million in outstanding balance under the 2027 Term Loan, and $21.6 million in outstanding balance under the 2026 Term Loan. 39

As described in Note 4 — Joint Venture in the Notes to the Consolidated Financial Statements included in Part II, Item 8 of this Annual Report on Form 10-K, we entered into a joint venture agreement (the "JV Agreement") in April 2022 to establish a new corporation, Bio Earth, to build a bagasse factory in Taiwan. Through March 31, 2023, we had made net payments totaling $6.0 million as stipulated in the JV Agreement. In May 2023, we entered into a share transfer agreement to sell all of our equity interest in Bio Earth to Keary Global. Concurrent with the share transfer agreement, the Company also entered into an agreement with Keary Global, Bio Earth and Happiness Moon Co., Ltd. (“Happiness Moon”) pursuant to which (i) Lollicup agreed to transfer all Bio Earth shares, as well as its rights and obligations under the JV Agreement to Keary Global, (ii) Happiness Moon and Bio Earth agree to foregoing and (iii) Bio Earth shall manage the regulatory and registration requirements related to the share transfer. As of the end of the second quarter of 2023, the share transfer to Keary Global had been completed and we received the full amount of the total consideration owed to us in connection with the sale of our equity interest in Bio Earth of $6.1 million, representing the original deposits totaling $6.0 million plus interest which accrued at 5% per annum. During the year ended December 31, 2023, we initiated a regular quarterly dividend and paid out special and regular quarterly dividend totaling $20.9 million. During the year ended December 31, 2022, we paid out special dividend totaling $7.0 million. Additionally, as described in Note 22 — Subsequent Events in the Notes to the Consolidated Financial Statements included in Part II, Item 8 of this Annual Report on Form 10-K, on February 7, 2024, our Board of Directors declared a quarterly dividend of $0.30 per share on our common stock, which was paid on February 29, 2024 to shareholders of record at the close of business on February 21, 2024. As described in Note 16 — Impairment Expense and Loss (Gain), Net, on Disposal of Machinery to the Consolidated Financial Statements included in Part II, Item 8 of this Annual Report on Form 10-K, in February 2023, management started to pivot into a more asset-light growth model by increasing import and scaling back manufacturing in certain locations. As part of the execution of this strategy, management reached an agreement with two unrelated third-party vendors in Taiwan to sell them certain of our manufacturing machinery and equipment. We also cancelled certain equipment purchase commitments that we had previously paid deposits towards. As of December 31, 2023, we had received $0.5 million in deposit refunds and $2.1 million from sale of the machinery and equipment. We expect to receive approximately $0.4 million in additional net cash proceeds from sale of the various manufacturing equipment in the next 12 months. We have certain contractual obligations, such as operating lease obligations and purchase obligations that require us to make periodic payments. At December 31, 2023, we had operating leases, primarily for manufacturing and distribution facilities, and purchase obligations primarily for machinery and equipment, expiring at various dates through 2031. As described further in Note 15 — Leases in the Notes to Consolidated Financial Statements included in Part II, Item 8 of this Annual Report on Form 10-K, we had a total of $21.5 million of operating lease liabilities as of the year ended December 31, 2023 with minimum lease payments ranging from approximately $2.0 million to $6.0 million on an annual basis over the next five years. We had purchase obligations of $0.5 million outstanding as of the December 31, 2023, all of which are due in 2024. Such purchase obligations are primarily related to the purchase of machinery and equipment. Other than these contractual obligations, our off-balance sheet arrangements primarily consists of letters of credits issued under our Line of Credit. As of December 31, 2023, we had $3.8 million of letters of credits issued and outstanding under our Line of Credit. Additionally, as discussed in Note 20 — Commitments and Contingencies to Consolidated Financial Statements included in Part II, Item 8 of this Annual Report on Form 10-K, on February 5, 2024, we received a Notice of Determination from U.S. Customs and Border Protection related to its investigation to determine whether we have evaded the anti-dumping and countervailing duty on certain imported thermal paper products. Although we recorded an estimated additional import duty liability and cost of goods sold of $2.3 million as of December 31, 2023, the amount of the final payments could vary significantly from this estimate. We are currently in the process of evaluating the appeal options and determining the timing of the payments. Our ongoing operations and growth strategy may require us to continue to make investments in our logistics and manufacturing infrastructure, e-commerce platform, talent, and technology capabilities. In addition, we may consider making strategic acquisitions and investments which could require significant liquidity. The rapidly changing macroeconomic and geopolitical dynamics created significant uncertainty in the global economy and capital markets, which could have long-lasting adverse effects beyond 2023. We currently believe that our cash on hand, ongoing cash flows from our operations and funding available under our borrowings will be adequate to meet our working capital needs, service our debt, make lease payments, and fund capital expenditures for at least the next 12 months. We continue to explore other options to further expand our liquidity to support the business growth and enhance shareholder value. Beyond the next 12 months, if we require additional capital resources to grow our business, either organically or through acquisition, we may seek to sell additional equity securities, increase use of the Line of Credit, and acquire additional debt. The sale of additional equity securities or certain forms of debt financing could result in additional dilution 40 to our stockholders. We may not be able to obtain financing arrangements in amounts or on terms acceptable to us in the future. In the event we are unable to obtain additional financing when needed, we may be compelled to delay or curtail our plans to develop our business, which could have a material adverse effect on our operations, market position and competitiveness. Notwithstanding the potential liquidity challenges described above, we expect to meet our long-term liquidity needs with cash flows from operations and financing arrangements. Liquidity Position The following table summarizes total current assets, liabilities and working capital at December 31, 2023 compared to December 31, 2022: December 31, 2023 December 31, 2022 Increase/ (Decrease) (in thousands) Current assets $ 154,929 $ 123,800 $ 31,129 Current liabilities 44,401 39,253 5,148 Working capital $ 110,528 $ 84,547 $ 25,981 As of December 31, 2023, we had working capital of $110.5 million, compared with working capital of $84.5 million as of December 31, 2022, representing an increase of $26.0 million, or 30.7%. The improvement in working capital was driven by an increase of $31.1 million in current assets, partially offset by an increase of $5.1 million in current liabilities. The increase in current assets was primarily driven by an increase in cash and cash equivalents and short-term investments of $33.4 million, partially offset by a decrease in account receivable of $2.1 million and a decrease in prepaid expenses and other current assets of $0.4 million. The increase in current liabilities was primarily driven by an increase in other payable of $3.2 million due to reclassification of government grants from long-term to short-term, an increase in accounts payable and related party payable totaling $0.3 million, an increase in accrued expense of $1.6 million, and an increase in operating lease liability due within twelve months of $0.3 million, partially offset by a decrease in customer deposits of $0.3 million. Cash Flows The following table summarizes cash flow for the years ended December 31, 2023 and 2022: Year Ended December 31, 2023 2022 (in thousands) Net cash provided by operating activities $ 53,379 $ 29,474 Net cash used in investing activities (30,174) (17,845) Net cash used in financing activities (16,170) (2,071) Net change in cash and cash equivalents $ 7,035 $ 9,558 Cash flows provided by operating activities. Net cash provided by operating activities was $53.4 million for the year ended December 31, 2023, primarily the result of net income of $33.2 million, adjusted for certain non-cash items totaling $22.0 million, consisting mainly of depreciation and amortization of fixed and operating right-of-use assets, write-off of inventory and vendor prepayment, loss, net, on disposal of machinery, stock-based compensation, impairment of deposits, deferred income taxes, and adjustments to the allowance for doubtful accounts and inventory reserve. In addition, cash decreased $1.8 million, primarily as a result of changes in working capital, which included a decrease of $4.6 million from a reduction in operating lease liabilities, an increase of $3.8 million in inventory to accommodate higher sales volume, and a decrease of $1.6 million in accrued expenses, partially offset by a decrease of $2.9 million in accounts receivable from decreased sales and improved cash collections, a decrease of $1.4 million in other assets, an increase of $1.1 million in accounts payable and related party payable, and an increase of $0.6 million in other liabilities. Net cash provided by operating activities was $29.5 million for the year ended December 31, 2022, primarily the result of net income of $25.8 million, adjusted for certain non-cash items totaling $18.6 million, consisting mainly of depreciation and amortization, stock-based compensation, adjustments to accounts receivable and inventory reserves, changes in fair value of interest rate swap, deferred income taxes and asset impairment. In addition, cash decreased $15.0 million, primarily as a result of changes in working capital, which included an increase of $16.2 million to accommodate higher sales volume, an increase of $1.5 million in prepaid expenses and other current assets, and a decrease of $3.8 million in 41 operating lease liability, partially offset by a decrease of $1.9 million in accounts receivable due to changes in the timing of collections, an increase of $3.0 million in accounts payable and related party payable, and an increase of $1.6 million in accrued expenses. Cash flows used in investing activities. Net cash used in investing activities was $30.2 million for the year ended December 31, 2023, which primarily included $49.2 million in purchases of short-term investments, $6.3 million in deposits made towards the purchase of property and equipment, and $2.8 million paid to directly acquire property and equipment, partially offset by $23.0 million in redemptions of short-term investments, $4.0 million of net refund from the joint venture investment, $0.8 million of proceeds from the sale of machinery and equipment, and $0.5 million of deposits refunded from cancelled machinery orders. Net cash used in investing activities was $17.8 million for year ended December 31, 2022, which primarily included $12.1 million of deposits paid for additional property and equipment, $4.0 million of net investment pursuant to the JV Agreement, $2.7 million paid to purchase property and equipment, partially offset by $0.8 million received from the settlement of the interest rate swap. Cash flows used in financing activities. Net cash used in financing activities was $16.2 million for the year ended December 31, 2023, which primarily included $20.9 million of dividend payments to shareholders, $2.3 million of distributions from our variable interest entity to shareholders, and $1.0 million of payments made towards the term loans, partially offset by $8.0 million of additional borrowings under the 2027 Term Loan. Net cash used in financing activities was $2.1 million for the year ended December 31, 2022 which primarily which primarily included $21.6 million of payments made towards the term loans, $21.1 million of payments on the Line of Credit, and $7.0 million of dividend payments to shareholders, partially offset by $21.1 million of borrowings under the Line of Credit, additional borrowing under the 2026 Term Loan of $6.9 million, and borrowings under the 2027 Term Loan of $20.6 million. Related Party Transactions For a description of significant related party transactions, see Note 17 — Related Party Transactions in the Notes to the Consolidated Financial Statements included in Part II, Item 8 of this Annual Report on Form 10-K. Recent Accounting Pronouncements Information regarding recent accounting pronouncements is contained in Note 2 — Summary of Significant Accounting Policies in the Notes to the Consolidated Financial Statements included in Part II, Item 8 of this Annual Report on Form 10-K. ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK This item is not required for smaller reporting companies. 42

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA KARAT PACKAGING INC. INDEX TO THE CONSOLIDATED FINANCIAL STATEMENTS Audited Consolidated Financial Statements Report of Independent Registered Public Accounting Firm (PCAOB ID No. 238) 44 Report of Independent Registered Public Accounting Firm (BDO USA, LLP, Los Angeles, California, PCAOB ID No. 243) 45 Consolidated Balance Sheets 46 Consolidated Statements of Income 48 Consolidated Statement of Stockholders' Equity 49 Consolidated Statements of Cash Flows 50 Notes to Consolidated Financial Statements 52 43

Report of Independent Registered Public Accounting Firm To the Board of Directors and Stockholders of Karat Packaging Inc. Opinion on the Financial Statements We have audited the accompanying consolidated balance sheet of Karat Packaging Inc. and its subsidiaries (the “Company”) as of December 31, 2023, and the related consolidated statements of income, of stockholders’ equity and of cash flows for the year then ended, including the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2023, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America. Basis for Opinion These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB. We conducted our audit of these consolidated financial statements in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. Our audit included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audit provides a reasonable basis for our opinion. /s/ PricewaterhouseCoopers LLP Los Angeles, California March 15, 2024 We have served as the Company’s auditor since 2023. 44

Report of Independent Registered Public Accounting Firm Stockholders and Board of Directors Karat Packaging Inc. Chino, California Opinion on the Consolidated Financial Statements We have audited the accompanying consolidated balance sheet of Karat Packaging Inc. and subsidiaries (the “Company”) as of December 31, 2022, the related consolidated statements of income, stockholders’ equity, and cash flows for the year then ended, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2022, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America. Change in Accounting Method Related to Leases As discussed in Notes 2 and 15 to the consolidated financial statements, the Company has changed its method for accounting for leases effective January 1, 2022 due to the adoption of Accounting Standards Codification 842 - Leases. Basis for Opinion These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB. We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. Our audit included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audit provides a reasonable basis for our opinion. /s/ BDO USA, LLP Los Angeles, California March 16, 2023 We served as the Company’s auditor from 2016 through 2023. 45

KARAT PACKAGING INC. AND SUBSIDIARIES CONSOLIDATED BALANCE SHEETS (In thousands, except share and per share data) December 31, 2023 December 31, 2022 Assets Current assets Cash and cash equivalents (including $13,566 and $2,022 associated with variable interest entity at December 31, 2023 and 2022, respectively) $ 23,076 $ 16,041 Short-term investments 26,343 — Accounts receivable, net of allowance for bad debt of $392 and $1,260 at December 31, 2023 and 2022, respectively (including $0 and $6 associated with variable interest entity at December 31, 2023 and 2022, respectively) 27,763 29,912 Inventories 71,528 71,206 Prepaid expenses and other current assets (including $82 and $191 associated with variable interest entity at December 31, 2023 and 2022, respectively) 6,219 6,641 Total current assets 154,929 123,800 Property and equipment, net (including $44,185 and $45,399 associated with variable interest entity at December 31, 2023 and 2022, respectively) 95,226 95,568 Deposits 1,047 12,413 Goodwill 3,510 3,510 Intangible assets, net 327 353 Operating right-of-use assets 20,739 15,713 Other assets (including $53 and $38 associated with variable interest entity at December 31, 2023 and 2022, respectively) 619 818 Total assets $ 276,397 $ 252,175 Liabilities and Stockholders’ Equity Current liabilities Accounts payable (including $63 and $2 associated with variable interest entity at December 31, 2023 and 2022, respectively) $ 18,446 $ 18,559 Accrued expenses (including $591 and $625 associated with variable interest entity at December 31, 2023 and 2022, respectively) 10,576 9,005 Related party payable 5,306 4,940 Customer deposits (including $116 and $165 associated with variable interest entity at December 31, 2023 and 2022, respectively) 951 1,281 Long-term debt, current portion (including $1,122 and $957 associated with variable interest entity at December 31, 2023 and 2022, respectively) 1,122 957 Operating lease liabilities, current portion 4,800 4,511 Other payables (including $1,302 and $0 associated with variable interest entity at December 31, 2023 and 2022, respectively) 3,200 — Total current liabilities 44,401 39,253 46

December 31, 2023 December 31, 2022 Deferred tax liability 4,197 5,156 Long-term debt, net of current portion and debt discount of $203 and $216 at December 31, 2023 and December 31, 2022, respectively (including $48,396 and $41,558 associated with variable interest entity at December 31, 2023 and 2022, respectively, and debt discount of $203 and $216 associated with variable interest entity at December 31, 2023 and 2022, respectively) 48,396 41,558 Operating lease liabilities, net of current portion 16,687 11,623 Other liabilities (including $0 and $1,302 associated with variable interest entity at December 31, 2023 and 2022, respectively) 26 2,652 Total liabilities 113,707 100,242 Commitments and Contingencies (Note 20) Karat Packaging Inc. stockholders’ equity Preferred stock, $0.001 par value, 10,000,000 shares authorized, no shares issued and outstanding, as of December 31, 2023 and 2022 — — Common stock, $0.001 par value, 100,000,000 shares authorized, 19,988,482 and 19,965,482 shares issued and outstanding, respectively, as of December 31, 2023 and 19,908,005 and 19,885,005 shares issued and outstanding, respectively, as of December 31, 2022 20 20 Additional paid in capital 86,667 85,792 Treasury stock, $0.001 par value, 23,000 shares as of both December 31, 2023 and 2022 (248) (248) Retained earnings 67,679 56,118 Total Karat Packaging Inc. stockholders’ equity 154,118 141,682 Noncontrolling interest 8,572 10,251 Total stockholders’ equity 162,690 151,933 Total liabilities and stockholders’ equity $ 276,397 $ 252,175 The accompanying notes to the consolidated financial statements are an integral part of these statements.  47

KARAT PACKAGING INC. AND SUBSIDIARIES CONSOLIDATED STATEMENTS OF INCOME (In thousands, except share and per share data) Year Ended December 31, 2023 2022 Net sales $ 405,651 $ 422,957 Cost of goods sold 252,608 290,871 Gross profit 153,043 132,086 Operating expenses: Selling expenses 41,490 35,844 General and administrative expenses (including $2,749 and $2,775 associated with variable interest entity for the years ended December 31, 2023 and 2022, respectively) 66,952 66,259 Impairment expense and loss (gain), net, on disposal of machinery 2,525 (32) Total operating expenses 110,967 102,071 Operating income 42,076 30,015 Other income (expenses) Rental income (including $981 and $949 associated with variable interest entity for the years ended December 31, 2023 and 2022, respectively) 1,090 949 Other expense, net (45) (228) Gain on foreign currency transactions 103 1,568 Interest income (including $606 and $2,171 associated with variable interest entity for the years ended December 31, 2023 and 2022, respectively) 1,803 2,226 Interest expense (including $2,019 and $1,821 associated with variable interest entity for the years ended December 31, 2023 and 2022, respectively) (2,043) (2,017) Total other income, net 908 2,498 Income before provision for income taxes 42,984 32,513 Provision for income taxes 9,804 6,676 Net income 33,180 25,837 Net income attributable to noncontrolling interest 710 2,189 Net income attributable to Karat Packaging Inc. $ 32,470 $ 23,648 Basic and diluted earnings per share: Basic $ 1.63 $ 1.19 Diluted $ 1.63 $ 1.19 Weighted average common shares outstanding, basic 19,904,698 19,824,911 Weighted average common shares outstanding, diluted 19,977,712 19,925,905 The accompanying notes to the consolidated financial statements are an integral part of these statements.  48

KARAT PACKAGING INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
(In thousands, except share and per share data)

	Common Stock		Treasury Stock		Additional Paid-in Capital	Retained Earnings	Total Stockholders' Equity Attributable to Karat Packaging Inc.	Noncontrolling Interest	Total Stockholders' Equity
	Shares	Amount	Shares	Amount					
Balance, January 1, 2022	**19,827,417**	**$ 20**	**(23,000)**	**$ (248)**	**$ 83,694**	**$ 39,434**	**$ 122,900**	**$ 9,125**	**$ 132,025**
Cash dividends declared ($0.35 per share)	—	—	—	—	—	(6,964)	(6,964)	—	(6,964)
Issuance of common stock upon vesting of restricted stock units	75,588	—	—	—	—	—	—	—	—
Stock-based compensation	—	—	—	—	2,047	—	2,047	—	2,047
Exercise of stock options	5,000	—	—	—	51	—	51	—	51
Noncontrolling interest tax withholding	—	—	—	—	—	—	—	(1,063)	(1,063)
Net income	—	—	—	—	—	23,648	23,648	2,189	25,837
Balance, December 31, 2022	**19,908,005**	**$ 20**	**(23,000)**	**$ (248)**	**$ 85,792**	**$ 56,118**	**$ 141,682**	**$ 10,251**	**$ 151,933**
Cash dividends declared ($1.05 per share)	—	—	—	—		(20,909)	(20,909)	—	(20,909)
Issuance of common stock upon vesting of restricted stock units	73,617	—	—	—	(18)	—	(18)	—	(18)
Stock-based compensation	—	—	—	—	770	—	770	—	770
Exercise of stock options	6,860	—	—	—	123	—	123	—	123
Distributions to shareholders, net of tax withholding	—	—	—	—	—	—	—	(2,295)	(2,295)
Noncontrolling interest tax withholding	—	—	—	—		—	—	(94)	(94)
Net income	—	—	—	—	—	32,470	32,470	710	33,180
Balance, December 31, 2023	**19,988,482**	**$ 20**	**(23,000)**	**$ (248)**	**$ 86,667**	**$ 67,679**	**$ 154,118**	**$ 8,572**	**$ 162,690**

The accompanying notes to the consolidated financial statements are an integral part of these statements.

49

KARAT PACKAGING, INC. AND SUBSIDIARIES CONSOLIDATED STATEMENTS OF CASH FLOWS (In thousands) Year Ended December 31, 2023 2022 Cash flows from operating activities Net income $ 33,180 $ 25,837 Adjustments to reconcile net income to net cash provided by operating activities: Depreciation and amortization (including $1,214 associated with variable interest entity for both the year ended December 31, 2023 and 2022) 10,783 10,405 Adjustments to allowance for bad debt (711) 1,010 Adjustments to inventory reserve (399) 6 Write-off of inventory 3,897 3,470 Impairment of deposits 549 465 Write-off of vendor prepayment 1,124 — Loss (gain), net, on disposal of machinery and equipment 2,002 (32) Change in fair value of interest rate swap (including $0 and $2,159 associated with variable interest entity for the year ended December 31, 2023 and 2022, respectively) — (2,159) Amortization of loan fees (including $57 and $40 associated with variable interest entity for the year ended December 31, 2023 and 2022, respectively) 81 40 Accrued interest on certificates of deposit (155) — Stock-based compensation 770 2,047 Amortization of operating right-of-use assets 4,969 3,822 Deferred income taxes (959) (478) (Increase) decrease in operating assets Accounts receivable (including $6 and $18 associated with variable interest entity for the year ended December 31, 2023 and 2022, respectively) 2,860 1,854 Inventories (3,820) (16,210) Prepaid expenses and other current assets (including $109 and $75 associated with variable interest entity for the year ended December 31, 2023 and 2022, respectively) (466) (1,514) Other assets (including $14 and $27 associated with variable interest entity for the year ended December 31, 2023 and 2022, respectively) 1,439 (36) Increase (decrease) in operating liabilities Accounts payable (including $60 and $495 associated with variable interest entity for the year ended December 31, 2023 and 2022, respectively) 696 89 Accrued expenses (including $34 and $402 associated with variable interest entity for the year ended December 31, 2023 and 2022, respectively) 1,571 1,571 Related party payable 366 2,937 Income taxes payable — (85) Customer deposits (including $49 and $77 associated with variable interest entity for the year ended December 31, 2023 and 2022, respectively) (330) 66 Operating lease liability (4,642) (3,780) Other liabilities (including $0 and $1 associated with variable interest entity for the year ended December 31, 2023 and 2022, respectively) 574 149 Net cash provided by operating activities $ 53,379 $ 29,474 50

Year Ended December 31, 2023 2022 Cash flows from investing activities Purchases of property and equipment (2,835) (2,657) Proceeds on disposal of property and equipment 841 77 Payments for costs incurred from sale of machinery and equipment (186) — Deposits paid for joint venture investment (2,900) (5,876) Deposits refunded from joint venture investment 6,900 1,876 Deposits refunded from cancelled machinery orders 503 — Deposits paid for property and equipment (6,309) (12,090) Proceeds from settlement of interest rate swap (including $0 and $825 associated with variable interest entity for the year ended December 31, 2023 and 2022, respectively) — 825 Purchase of short-term investments (including $8,000 and $0 associated with variable interest entity for the year ended December 31, 2023 and 2022, respectively) (49,188) — Redemption of short-term investments (including $8,000 and $0 associated with variable interest entity for the year ended December 31, 2023 and 2022, respectively) 23,000 — Net cash used in investing activities $ (30,174) $ (17,845) Cash flows from financing activities Proceeds from line of credit — 21,100 Payments on line of credit — (21,100) Proceeds from long-term debt (including $8,000 and $27,477 associated with variable interest entity for the year ended December 31, 2023 and 2022, respectively) 8,000 27,477 Payments for lender fees (61) — Payments on long-term debt (including $1,010 and $21,572 associated with variable interest entity for the year ended December 31, 2023 and 2022, respectively) (1,010) (21,572) Tax withholding on vesting of restricted stock units (18) — Proceeds from exercise of common stock options 123 51 Dividends paid to shareholders (20,909) (6,964) Distributions to shareholders, net of tax withholding (including $2,295 and $0 associated with variable interest entity for the year ended December 31, 2023 and 2022, respectively) (2,295) — Payments of noncontrolling interest tax withholding (including $0 and $1,063 associated with variable interest entity for the year ended December 31, 2023 and 2022, respectively) — (1,063) Net cash used in financing activities $ (16,170) $ (2,071) Net increase in cash and cash equivalents 7,035 9,558 Cash and cash equivalents Beginning of year $ 16,041 $ 6,483 End of year $ 23,076 $ 16,041 Supplemental disclosures of non-cash investing and financing activities: Transfers from deposit to property and equipment $ 10,463 $ 9,859 Non-cash purchases of property and equipment 148 196 Supplemental disclosures of cash flow information: Cash paid for income tax $ 11,765 $ 8,303 Cash paid for interest $ 1,996 $ 1,978 The accompanying notes to the consolidated financial statements are an integral part of these statements.  51

KARAT PACKAGING INC. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 1. Nature of Operations Lollicup USA Inc. (“Lollicup”) was incorporated on January 21, 2001 under the laws of the State of California as an S-corporation. Effective January 1, 2018, Lollicup elected to convert from an S-Corporation to a C-Corporation. Karat Packaging Inc. (“Karat Packaging”) was incorporated on September 26, 2018 as a Delaware corporation and became the holding company for Lollicup (collectively, the “Company”) through a share exchange with the shareholders of Lollicup. On April 15, 2021, the Company completed an initial public offering of shares of its common stock. The shares are listed on the NASDAQ Global Market under the symbol "KRT". The Company is a manufacturer and distributor of single-use disposable products used in a variety of restaurant and foodservice settings. The Company supplies a wide range of products such as food containers, tableware, cups, lids, cutlery, and straws. The products are available in plastic, paper, bagasse, biopolymer-based, and other compostable forms. In addition to manufacturing and distribution, the Company offers customized solutions to customers, including new product development, design, printing, and logistics services, and distributes certain specialty food and beverages products, such as syrups, boba, and coffee drinks. The Company supplies products to national and regional distributors, supermarkets, airlines, restaurants, and convenience stores as well as to smaller chains and businesses including coffee houses, bubble tea cafes, pizza parlors, and frozen yogurt shops. The Company currently operates manufacturing facilities and distribution centers in Chino, California; Rockwall, Texas, and Kapolei, Hawaii. In addition, the Company operates eight other distribution centers located in Puyallup, Washington; Summerville, South Carolina; Branchburg, New Jersey; Kapolei, Hawaii; City of Industry, California, Aurora, Illinois; and Sugar Land, Texas. As described in Note 22 — Subsequent Events, the Company entered into a lease agreement on February 12, 2024 for an additional distribution center in Mesa, Arizona. 2. Summary of Significant Accounting Policies Basis of Presentation: The accompanying consolidated financial statements have been prepared in accordance with generally accepted accounting principles in the United States of America (“GAAP”) and the rules of the Securities and Exchange Commission (“SEC”). Principles of Consolidation: The consolidated financial statements include the accounts of Karat Packaging and its wholly-owned and controlled operating subsidiaries: Lollicup, Lollicup Franchising, LLC (“Lollicup Franchising”), and Global Wells, a variable interest entity wherein the Company is the primary beneficiary. All intercompany accounts and transactions have been eliminated. Noncontrolling Interests: The Company consolidates its variable interest entity, Global Wells, in which the Company is the primary beneficiary. Noncontrolling interests represent third-party equity ownership interests in Global Wells. The Company recognizes noncontrolling interests as equity in the consolidated financial statements separate from the Company’s stockholders’ equity. The amount of net income attributable to noncontrolling interests is disclosed in the consolidated statements of income. Tax payments made by the Company on behalf of the noncontrolling interests are deducted from their equity balances, as shown in the consolidated statements of stockholders’ equity. Estimates and Assumptions: Management uses estimates and assumptions in preparing financial statements in accordance with GAAP. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenues and expenses. Actual results could differ materially from the estimates that were assumed in preparing the consolidated financial statements. Estimates that are significant to the consolidated financial statements include stock-based compensation, allowance for doubtful accounts and reserve for excess and obsolete inventory. Reporting Segments: The Company manages and evaluates its operations in one reportable segment. This segment consists of manufacturing and distribution of a broad portfolio of single-use products that are used to serve food and beverages and are available in plastic, paper, bagasse, biopolymer-based, and other compostable forms. It also consists of the distribution of certain specialty food and beverage products, such as syrup, boba, and coffee drinks, as well as restaurant and warehouse supplies. The Company’s long-lived assets are all located in the United States, and its revenues are almost entirely generated in the United States. 52

Earnings per share: Basic earnings per common share is calculated by dividing net income attributable to Karat Packaging, Inc. by the weighted average number of common shares outstanding during the related period. Diluted earnings per common share is calculated by adjusting weighted average outstanding shares, assuming conversion of all potentially dilutive shares. Out-of-period adjustment: During the quarter ended December 31, 2023, the Company recorded an out-of-period adjustment to write-off a vendor prepayment of $1,124,000 due to the resolution of a legal contingency that should have been reflected in its quarterly financial statements for the quarter ended September 30, 2023. The Company evaluated the error and determined it was immaterial to both impacted periods. Although the full year financial statements for the year ended December 31, 2023 are not affected, the impact of the adjustment for the quarter ended December 31, 2023 was a decrease to other assets and an increase in general and administrative expenses of $1,124,000 and a tax-effected decrease to net income of $847,000. See Note 20 — Commitments and Contingencies for further discussion about this litigation. During the quarter ended December 31, 2023, the Company also recorded the following misclassification adjustments for the full year amounts within the consolidated statement of income with no impact on net income: (i) $6,440,000 of online sales third-party platform fees from net sales to selling expense, including $4,764,000 deemed to be out-of-period, (ii) $3,947,000 of certain production expenses primarily related to machinery repair and maintenance from general and administrative expenses to cost of goods sold, including $3,392,000 deemed to be out-of-period, and (iii) $2,147,000 of payroll and employee-related costs for the Company's sales team within operating expenses from general and administrative expenses to selling expenses, including $1,529,000 deemed to be out-of-period. All of the three out-of- period adjustments were recorded to correct immaterial errors in the Company's previously issued quarterly financial statements for the quarters ended March 31, June 30 and September 30, 2023. The aggregate impact of these out-of-period adjustments for the quarter ended December 31, 2023 was an increase in net sales of $4,764,000, an increase in cost of goods sold of $3,392,000, an increase in selling expenses of $6,293,000, and a decrease in general and administrative expenses of $4,921,000. These misclassification adjustments had no effect on totals for assets and liabilities, shareholders' equity, cash flows or net income for either the quarter ended December 31, 2023 or any of the previously reported quarters. Reclassification: Certain prior period amounts have been reclassified to conform to the current period presentation. These reclassifications had no effect on previously reported totals for assets and liabilities, shareholders' equity, cash flows or net income. Cash and cash equivalents: The Company considers all highly liquid investments purchased with an original maturity at the date of purchase of three months or less to be cash equivalents. At December 31, 2023 and 2022, cash and cash equivalents were comprised of cash on hand, cash deposited with banks, and cash held in certain money market fund. Accounts Receivable and Allowances: Accounts receivable consists primarily of amounts due from customers. Accounts receivable are carried at their estimated collectible amounts and are periodically evaluated for collectability based on past credit history. The Company recognizes an allowance for doubtful accounts on accounts receivable in an amount equal to the estimated expected losses net of recoveries. The Company estimates this allowance based on knowledge of the customers' financial condition, review of historical receivable and reserve trends, and other pertinent information. The Company also maintains a sales allowance primarily related to potential billing adjustments due to situations such as product returns and damages. The amount of the sales allowance is determined based on a historical transaction analysis. Any additions to the sales allowance are recorded as a reduction to net revenue. Inventories: Inventories consist of raw materials, semi-finished goods, and finished goods. Inventory cost is determined using the weighted-average method and valued at lower of cost or net realizable value. The Company maintains a reserve for excess and obsolete inventory, taking into account various factors including historic usage, expected demand, anticipated sales price, and product expiration and obsolescence. Property and Equipment: Property and equipment are carried at cost, net of accumulated depreciation and amortization, and net of impairment losses, if any. Depreciation of property and equipment are computed by straight-line method over the estimated useful lives of the related assets. Leasehold improvements are amortized using the straight-line method over the term of the lease, or the estimated life of the improvement, whichever is less. The estimated useful life of property and equipment are as follows: 53

Machinery and equipment 5 years to 15 years Leasehold improvements Lesser of useful life or lease term Vehicles 5 years Furniture and fixtures 7 years Building and building improvements 10 years to 40 years Property held under capital leases 3 years to 5 years Computer hardware and software 3 years Normal repairs and maintenance are expensed as incurred, whereas significant changes that materially increase values or extend useful lives are capitalized and depreciated over the estimated useful lives of the related assets. Deposits: Deposits are payments made for machinery and equipment as well as construction and improvement for the Company’s facilities. Included in deposits are also payments made to lessors of leased properties as security for the full and faithful observance of contracts, which will be refunded to the Company upon expiration or termination of the contract. Impairment of Long-lived Assets: The Company reviews long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying value of such assets may not be recoverable. If such events or circumstances exist, an impairment test is performed which comprises of two steps. The first step compares the carrying amount of the asset to the sum of expected undiscounted future cash flows. If the sum of expected undiscounted future cash flows exceeds the carrying amount of the asset, no impairment is taken. If the sum of expected undiscounted future cash flows is less than the carrying amount of the asset, a second step is warranted and an impairment loss is measured as the amount by which the carrying amount of the asset exceeds its fair value calculated using the present value of estimated net future cash flows. For the years ended December 31, 2023 and 2022, management concluded that an impairment of long- lived assets was not required. Business Combination and Goodwill: The Company applies the acquisition method of accounting for business combinations in accordance with GAAP, which requires the Company to make use of estimates and judgments to allocate the purchase price paid for acquisitions to the fair value of the assets, including identifiable intangible assets, and liabilities acquired. Such estimates may be based on significant unobservable inputs. The Company’s estimates of fair value are based upon assumptions believed to be reasonable, but which are inherently uncertain and unpredictable and, as a result, actual results may differ from estimates. Fair values are subject to refinement for up to one year after the closing date of an acquisition as information relative to closing date fair values becomes available. Upon the conclusion of the measurement period, any subsequent adjustments are recorded to earnings. Goodwill is the excess of the acquisition price over the fair value of the tangible and identifiable intangible net assets acquired. The Company performs an impairment test of goodwill annually or whenever events and circumstances indicate that the carrying amount of goodwill may exceed its fair value. The Company operates as a single operating segment with one reporting unit and consequently evaluates goodwill for impairment based on an evaluation of the fair value of the Company as a whole. During the years ended December 31, 2023 and 2022, the Company determined no goodwill impairment has occurred. Government Grants: Government grants are not recognized unless there is reasonable assurance that Lollicup and Global Wells, recipients of the grants, will comply with the grants’ conditions and that the grants will be received. As of December 31, 2023 and 2022, Lollicup received cumulative grants of $1,500,000 and $1,350,000, respectively. As of both December 31, 2023 and 2022, Global Wells received cumulative grants of $1,302,000. These grants are reported as deferred income within other payable in the accompanying consolidated balance sheet as of December 31, 2023, and within other liabilities in the accompanying consolidated balance sheet as of December 31, 2022, as Lollicup and Global Wells have not fully met all conditions attached to the grants. These conditions include requiring the facility in Rockwall, Texas to maintain a certain minimum tax value for 5 years calendar years through 2024 (the “Required Period”), continue operations in the facility for the Required Period, have a minimum number of full time equivalent employees with a minimum average annual gross wage employed in the operation of the facility in the Required Period, and promise to not engage in a pattern or practice of unlawful employment of aliens during the Required Period. Derivative Instruments: Financial Accounting Standards Board (“FASB”) Accounting Standard Codification (“ASC”) 815, Derivatives and Hedging, requires companies to recognize all of its derivative instruments as either assets or liabilities in the balance sheet at fair value. The accounting for changes in the fair value (i.e., gains or losses) of a derivative instrument depends on whether it has been designated and qualifies as part of a hedging relationship and further, on the type of hedging relationship. For those derivative instruments that are designated and qualify as hedging instruments, a company must designate the hedging instrument, based upon the exposure being hedged, as a fair value hedge, cash flow 54 hedge, or a hedge of a net investment in a foreign operation. For derivative instruments not designated as hedging instruments, the gain or loss is recognized in the statement of income during the current period.

In June 2019, Global Wells entered into an interest rate swap to manage interest rate risk, and accounted for such interest rate swap as a derivative instrument under ASC 815. In June 2022, Global Wells terminated this interest rate swap. The interest rate swap was not designated for hedge accounting and as such, changes in the fair value of the interest rate swap were recognized as interest income during the year ended December 31, 2022. See Note 11 — *Interest Rate Swap* for additional information on the interest rate swap and the related termination.

Variable Interest Entities: The Company has a variable interest in Global Wells. In 2017, Lollicup along with three other unrelated parties formed Global Wells. Lollicup has a 13.5% ownership interest and a 25% voting interest in Global Wells, located in Rockwall, Texas. The purpose of this entity is to own, construct, and manage warehouses and manufacturing facilities. Global Wells' operating agreement may require its members to make additional contributions only upon the unanimous decision of the members or where the cash in Global Wells' bank account falls below $50,000. In the event that a member is unable to make an additional capital contribution, the other members will be required to make contributions to offset the amount that member cannot contribute, up to $25,000.

Global Wells was determined to be a variable interest entity in accordance with ASC Topic 810, *Consolidations*, however, at the time the investment was made, it was determined that Lollicup was not the primary beneficiary. In 2018, Lollicup entered into an operating lease with Global Wells ("Texas Lease"). In 2020, the Company entered into another operating lease with Global Wells ("New Jersey Lease").

Upon entering into the Texas Lease with Lollicup on March 23, 2018, it was determined that Lollicup holds current and potential rights that give it the power to direct activities of Global Wells that most significantly impact Global Wells' economic performance, the ability to receive significant benefits, and the obligation to absorb potentially significant losses, resulting in Lollicup having a controlling financial interest in Global Wells. As a result, Lollicup was deemed to be the primary beneficiary of Global Wells and has consolidated Global Wells under the risk and reward model of ASC 810, for the period from March 23, 2018. The monthly lease payments for both the Texas Lease and New Jersey Lease are eliminated upon consolidation.

Assets recognized as a result of consolidating Global Wells do not represent additional assets that could be used to satisfy claims against the Company's general assets. Conversely, liabilities recognized as a result of consolidating Global Wells do not represent additional claims of the Company's general assets; rather they represent claims against the specific assets of Global Wells. See Note 10 — *Long Term Debt* for a description of the two term loans that Global Wells had with financial institutions as of December 31, 2023.

Revenue Recognition: The Company generates revenues from product sales to customers that include national chains. regional chains, distributors, small local restaurants, and those that purchase for individual consumption primarily through our online stores. The Company considers revenue disaggregated by customer type to most accurately reflect the nature and uncertainty of its revenue and cash flows that are affected by economic factors. For the years ended December 31, 2023 and 2022, net sales disaggregated by customer type consist of the amounts shown below.

	Year Ended December 31,	
	2023	2022
	(in thousands)	
National and regional chains	$ 89,655	$ 95,786
Distributors	228,316	242,285
Online	61,265	53,697
Retail	26,415	31,189
	$ 405,651	**$ 422,957**

- ***National and regional chains revenue:*** National and regional chains revenue is derived from chain restaurants and businesses with locations across multiple states. Revenue from transactions with national and regional chains is recognized at a point in time upon transfer of control of promised products to customers. Transfer of control typically occurs when the title and risk of loss passes to the customer. Shipping terms generally indicate when the title and risk of loss have passed, which is generally when the products are shipped from the Company's facility to the customers.
- ***Distributors revenue:*** Distributors revenues are derived from national and regional distributors across the U.S. that purchase the Company's products for resale and distribution to other businesses such as restaurants, supermarkets, offices, and schools. Revenue from distributions is recognized at a point in time upon transfer of control of promised products to customers. Transfer of control typically occurs when the title and risk of loss passes to the customer.

55

Shipping terms generally indicate when the title and risk of loss have passed, which is generally when the products are shipped from the Company’s facility to the customers. • Online revenue: Online revenue is derived from the Company's online storefront on www.lollicupstore.com, and other e-commerce platforms including Amazon, Walmart, eBay, and TikTok with customers largely consisting of small businesses such as small restaurants, coffee houses, bubble tea cafes, pizza parlors, and frozen yogurt shops. Revenue from online transactions is recognized at a point in time upon transfer of control of promised products to customers. Transfer of control typically occurs when the title and risk of loss passes to the customer. Shipping terms generally indicate when the title and risk of loss have passed, which is generally when the products are shipped from the Company’s facility to the customers. For online sales on third-party e-commerce platforms, the Company is the principal in the three-party arrangement and control of the products remains with the Company at all times until transferring to the end customer or upon return from the end customer. Online platform fees are recognized as selling expenses. • Retail revenue: Retail revenue is derived primarily from regional and local restaurants, coffee houses, bubble tea cafes, pizza parlors, and frozen yogurt shops. Revenue from retail transactions is recognized at a point in time upon transfer of control of promised products to customers. Transfer of control typically occurs when the title and risk of loss passes to the customer. Shipping terms generally indicate when the title and risk of loss have passed, which is generally when the products are shipped from the Company’s facility to the customers. In addition to product sales, the Company also generates revenue from logistics services which is the transportation and delivery of shipping containers from ports to local retail customers. Logistics services revenue is recognized over time due to the continuous transfer of control to the customer. As control transfers over time, revenue is recognized based on the extent of progress towards completion of the performance obligation. Logistics services revenue was $4,382,000 and $6,150,000 for the year ended December 31, 2023, and 2022, respectively. The transaction price is the amount of consideration to which the Company expects to be entitled to in exchange for transferring goods to the customer. The transaction price is allocated to each performance obligation based on the standalone or contractual selling price. Revenue is recorded based on the total estimated transaction price, which includes fixed consideration and estimates of variable consideration. Variable consideration includes estimates of returns, restocking fees, and consideration payable to customers for rebates, sales incentives, and cooperative advertisement. The Company estimates its variable consideration based on contract terms and historical experience of actual results using the expected value method. The Company’s contract liabilities consist primarily of rebates, sales incentives, consideration payable to customers for cooperative advertising, and customer deposits. As of December 31, 2023 and 2022, the rebates, sales incentives and cooperative advertising were not significant to the financial statements. Customer deposits are included in the current liabilities in the consolidated balance sheets. During the year ended December 31, 2023, and 2022, the Company recognized revenue of $1,077,000 and $1,104,000, respectively, related to customer deposits received as of the beginning of each respective year. Shipping and handling fees billed to a customer are recorded within net sales, with corresponding shipping and handling costs recorded in selling expense on the accompanying consolidated statements of income. Shipping and handling fees billed to customers are not deemed to be separate performance obligations for product sales. Shipping and handling costs included within selling expenses in the consolidated statements of income for the years ended December 31, 2023 and 2022 were $28,040,000 and $32,508,000, respectively. Sales taxes collected concurrently with revenue-producing activities and remitted to governmental authorities are excluded from revenue. Advertising Costs: The Company expenses costs of print production, trade show, online marketing, and other advertisements in the period in which the expenditure is incurred. Advertising costs included in operating expenses in the consolidated statements of income were $4,865,000 and $2,418,000 for the years ended December 31, 2023 and 2022, respectively. Income Taxes: The Company applies the provision of ASC 740, Income Taxes. Under ASC 740, deferred tax assets and liabilities are determined based on differences between the financial reporting and tax basis of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. Deferred tax assets are evaluated for recoverability each reporting period by assessing all positive and negative evidence available in order to assess the need for a valuation allowance. A valuation allowance is used to reduce some or all of the deferred tax assets if, based upon the weight of available evidence, it is more likely than not that such deferred tax assets will not be realized. 56

The Company accounts for uncertainties in income tax in accordance with ASC 740-10, Accounting for Uncertainty in Income Taxes. ASC 740-10 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. This accounting standard also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. The Company recognizes interest and penalties related to unrecognized tax benefits in the provision for income taxes in the accompanying consolidated statement of income. Accrued interest and penalties are included in the income taxes payable in the consolidated balance sheet. Concentration of Credit Risk: Cash is maintained at financial institutions and, at times, balances exceed federally insured limits. Management believes that the credit risk related to such deposits is minimal. The Company extends credit based on the valuation of the customers’ financial condition and general collateral is not required. Management believes the Company is not exposed to any material credit risk on these accounts. For the years ended December 31, 2023 and 2022, purchases from the following vendor makes up greater than 10 percent of total purchases: Year Ended December 31, 2023 2022 Keary Global Ltd. (“Keary Global”) and its affiliate, Keary International, Ltd. – related parties 13% 11 % Amounts due to the following vendors at December 31, 2023 and 2022, respectively, that exceed 10 percent of total accounts payable are as follows: December 31, 2023 December 31, 2022 Keary Global and its affiliate, Keary International – related parties 22% 21 % Fuling Technology Co., Ltd. 16% 18 % Wen Ho Industrial Co., Ltd 14% * * Amounts payable represented less than 10% of total accounts payable. No customer accounted for more than 10 percent of sales or accounts receivable for the years ended December 31, 2023 and 2022. Fair Value Measurements: The Company follows ASC 820, Fair Value Measurements, which defines fair value, establishes a framework for measuring fair value under generally accepted accounting principles and enhances disclosures about fair value measurements. Fair value is defined under ASC 820 as the exchange price that would be received for an asset or paid to transfer a liability in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants. ASC 820 establishes a hierarchy of valuation inputs based on the extent to which the inputs are observable in the marketplace. Observable inputs reflect market data obtained from sources independent of the reporting entity and unobservable inputs reflect the entity’s own assumptions about how market participants would value an asset or liability based on the best information available. Valuation techniques used to measure fair value under ASC 820 must maximize the use of observable inputs and minimize the use of unobservable inputs. The standard describes a fair value hierarchy based on three levels of inputs, of which the first two are considered observable and the last unobservable, that may be used to measure fair value. The three levels of inputs are as follows: Level 1 — Quoted prices in active markets for identical assets or liabilities that the Company has the ability to access as of the measurement date. Level 2 — Inputs that are observable, either directly or indirectly, such as quoted prices for similar assets or liabilities, quoted prices in markets that are not active, or other inputs that are observable or can be corroborated by observable market data for substantially the same term of the assets or liabilities. Level 3 — Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities. 57

The fair value hierarchy gives the highest priority to quoted prices (unadjusted) in active markets for identical assets or liabilities and the lowest priority to unobservable inputs. If the inputs used to measure the financial assets and liabilities fall within more than one level described above, the categorization is based on the lowest level input that is significant to the fair value measurement of the instrument. Financial assets are considered Level 3 when their fair values are determined using pricing models, discounted cash flow methodologies or similar techniques and at least one significant model assumption or input is unobservable. The Company has financial instruments classified within the fair value hierarchy, which consist of the following: • At December 31, 2023, the Company had money market accounts and certificates of deposit classified as Level 1 and Level 2, respectively, within the fair value hierarchy. The short-term investments comprise of certificates of deposits with an original maturity of longer than 90 days and are reported at their carrying value as current assets on the consolidated balance sheet. The carrying value of these short-term investments approximates fair value as they were purchased near or on December 31, 2023. • At December 31, 2022, the Company had money market accounts classified as Level 1 within the fair value hierarchy, and reported as a current asset on the consolidated balance sheet. The following table summarizes the Company’s fair value measurements by level at December 31, 2023 for the assets measured at fair value on a recurring basis: Level 1 Level 2 Level 3 (in thousands) Cash equivalents $ 5,956 $ 10,000 $ — Short-term investments — 26,343 — Fair value, December 31, 2023 $ 5,956 $ 36,343 $ — The following table summarizes the Company’s fair value measurements by level at December 31, 2022 for the assets measured at fair value on a recurring basis: Level 1 Level 2 Level 3 (in thousands) Cash equivalents $ 10,609 $ — $ — Fair value, December 31, 2022 $ 10,609 $ — $ — The Company has not elected the fair value option as presented by ASC 825, Fair Value Option for Financial Assets and Financial Liabilities, for the financial assets and liabilities that are not otherwise required to be carried at fair value. Under ASC 820, material financial assets and liabilities not carried at fair value, including accounts receivable, accounts payable, related-party payable, accrued and other liabilities, other payable and borrowings under promissory notes and Line of Credit (as defined below), are reported at their carrying value. The carrying amounts of cash and cash equivalents, accounts receivable, accounts payable, related party payable, accrued expenses, and other payable at December 31, 2023 and 2022, approximated fair value because of the short maturity of these instruments. The following is a summary of the carrying amount and estimated fair value of the $23,000,000 and $28,700,000 term loans that mature in September 2026 and July 2027, respectively (the "2026 Term Loan" and "2027 Term Loan," respectively): December 31, 2023 Carrying Amount Estimated Fair Value (in thousands) 2026 Term Loan $ 21,490 $ 19,999 2027 Term Loan 28,028 27,810 $ 49,518 $ 47,809 58

December 31, 2022 Carrying Amount Estimated Fair Value (in thousands) 2026 Term Loan $ 22,168 $ 20,115 2027 Term Loan 20,563 18,918 $ 42,731 $ 39,033 The fair value of these financial instruments was determined using Level 2 inputs. Certain long-lived non-financial assets and liabilities may be required to be measured at fair value on a nonrecurring basis in certain circumstances, including when there is evidence of impairment. These non-financial assets and liabilities may include assets acquired in a business combination or property and equipment that are determined to be impaired. As of December 31, 2023 and 2022, the Company did not have any material non-financial assets or liabilities that had been measured at fair value subsequent to initial recognition. Foreign Currency: The Company includes gains or losses from foreign currency transactions, such as those resulting from the settlement of foreign receivables or payables, in the consolidated statements of income. The Company recorded a foreign currency gain of $103,000 and $1,568,000 for the years ended December 31, 2023 and 2022, respectively. Stock-Based Compensation: The Company recognizes stock-based compensation expense related to employee stock options and restricted stock units in accordance with ASC 718, Compensation — Stock Compensation. This standard requires the Company to record compensation expense equal to the fair value of awards granted to employees and non- employees. The fair value of share-based payment awards is estimated on the grant-date using the Black-Scholes option pricing model for stock options, and the closing price of the Company's common stock on the trading day immediately prior to the grant date for restricted stock units. Key input assumptions used in the Black-Scholes option pricing model to estimate the grant date fair value of stock options include the fair value of the Company’s common stock, the expected option term, the expected volatility of the Company’s stock over the option’s expected term, the risk-free interest rate, and the Company’s expected annual dividend yield. The risk-free interest rate assumption for options granted under the 2019 Stock Incentive Plan (the "Plan") is based upon observed interest rates on the United States government securities appropriate for the expected term of the Company’s stock options. The expected term of employee stock options under the Plan represents the weighted-average period that the stock options are expected to remain outstanding. The expected term of options granted is calculated based on the “simplified method,” which estimates the expected term based on the average of the vesting period and contractual term of the stock option. The Company determines the expected volatility assumption using the frequency of daily historical prices of comparable public company’s common stock for a period equal to the expected term of the options. The dividend yield assumption for options granted under the Plan is based on the Company’s history and expectation of dividend payouts. Stock-based compensation expense is based on awards that ultimately vest. Forfeitures are accounted for as they occur. The Company has elected to treat stock-based payment awards with graded vesting schedules and time-based service conditions as separate awards and recognizes stock-based compensation expense over the requisite service period using the graded vesting attribution method. The determination of stock-based compensation is inherently uncertain and subjective and involves the application of valuation models and assumptions requiring the use of judgment. If the Company had made different assumptions, its stock-based compensation expense, and its net income could have been significantly different. Leases: The Company determines if an arrangement is a lease at inception. Leases are classified as either finance leases or operating leases. The Company has lease agreements for the use of facilities and vehicles, and its lease terms may include options to extend or terminate the lease when it is reasonably certain that it will exercise that option. Certain lease agreements contain both lease and non-lease components. Fixed payments for non-lease components are combined with 59 lease payments and accounted for together as a single lease component which increases the amount of the lease assets and liabilities. Certain lease agreements contain variable payments, which are expensed as incurred and not included in the lease assets and liabilities. Right-of-use ("ROU") assets represent the Company's right to use an underlying asset for the lease term, and lease liabilities represent its obligation to make lease payments arising from the lease. ROU assets and lease liabilities are recognized at commencement date based on the present value of lease payments over the lease term using a discount rate based on similarly secured borrowings available to the Company. ROU assets include any prepaid lease amounts and excludes lease incentives. ROU assets and corresponding operating leases liabilities are recognized for all leases with an initial term greater than 12 months. New and Recently Adopted Accounting Standards: The Company is an emerging growth company as that term is used in the Jumpstart Our Business Startups Act of 2012 (the "JOBS Act"), and as such, the Company have elected to take advantage of certain reduced public company reporting requirements. In addition, Section 107 of the JOBS Act provides that an emerging growth company can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act of 1933, as amended, or the Securities Act, for complying with new or revised accounting standards, as a result, the Company will adopt new or revised accounting standards on the relevant dates in which adoption of such standards is required for private companies. In November 2023, the FASB issued ASU 2023-07 Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures. The new guidance requires enhanced disclosure of significant expenses that are regularly reported to the chief operating decision maker and the nature of segment expense information used to manage operations. The new guidance is effective for all public companies for annual reporting periods beginning after December 15, 2023, and interim periods within fiscal years beginning after December 15, 2024. Early adoption is permitted. The Company will adopt the new standard in annual reporting period beginning after December 15, 2023 and is currently evaluating the impacts of the new guidance on its disclosure within the consolidated financial statements. In December 2023, the FASB issued ASU 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures. The new guidance requires disaggregated information about the effective tax rate reconciliation and additional information on taxes paid that meet a quantitative threshold. The new guidance is effective for public companies for annual reporting periods beginning after December 15, 2024, and for non-public companies for annual reporting periods beginning after December 15, 2025, with early adoption permitted for both. The Company will adopt the new standard in annual reporting period beginning after December 15, 2025 and is currently evaluating the impacts of the new guidance on its disclosures within the consolidated financial statements. 3. Global Wells The following financial information includes assets and liabilities of Global Wells and are included in the accompanying consolidated balance sheets, except for those that eliminate upon consolidation: 60

December 31, 2023 December 31, 2022 (in thousands) Cash $ 13,566 $ 2,022 Accounts receivable — 53 Prepaid expenses and other current assets 558 191 Due from Lollicup USA Inc. — 4,700 Property and equipment, net 44,185 45,399 Other assets 3,240 4,262 Total assets 61,549 56,627 Accounts payable $ 63 $ 2 Accrued expenses 591 626 Customer deposits 116 165 Due to Lollicup USA Inc. 14 — Other payable 1,302 — Long-term debt, current portion 1,122 957 Long-term debt, net of current portion 48,396 41,558 Other liabilities — 1,302 Total liabilities $ 51,604 $ 44,610 During the year ended December 31, 2023, Global Wells made a pro rata distribution of its earnings of $3,956,000, net of all applicable withholding taxes, to its four members. Lollicup received $504,000, net of applicable withholding taxes, which is eliminated in the consolidated financial statements. See Note 22 — Subsequent Events for discussion about one of Global Well's members redemption of its ownership interest in this entity. 4. Joint Venture On April 6, 2022, the Company entered into a joint venture agreement (the "JV Agreement") to establish a new corporation, Bio Earth, to build a bagasse factory in Taiwan. The JV Agreement stipulated an investment by the Company of approximately $6,500,000 for a 49% interest in Bio Earth. During the year ended December 31, 2022, the Company made payments of $5,876,000 and received a refund of $1,876,000 under the JV agreement. During the three months ended March 31, 2023, the Company made additional payments of $2,900,000 and received a refund of $900,000 under the JV Agreement. On May 8 2023, the Company entered into a Share Transfer Agreement (the "Share Transfer Agreement"), with approval of the Board of Directors, to sell all of its equity interest in Bio Earth to Keary Global for a total consideration of approximately $6,100,000 (the "Share Transfer"), representing the total net deposits made by the Company of $6,000,000 under the JV Agreement as discussed above and interest accruing at 5% per annum. Keary Global and its affiliate, Keary International are both owned or controlled by Jeff Yu, brother of the Company's Chief Executive Officer, Alan Yu. Concurrent with the Share Transfer Agreement, the Company also entered into an agreement with Keary Global, Bio Earth and Happiness Moon Co., Ltd. (“Happiness Moon”) pursuant to which (i) Lollicup agreed to transfer all Bio Earth shares, as well as its rights and obligations under the JV Agreement to Keary Global, (ii) Happiness Moon and Bio Earth agree to foregoing and (iii) Bio Earth shall manage the regulatory and registration requirements related to the Share Transfer. As of the end of the second quarter of 2023, the Company had completed the Share Transfer to Keary Global and received the total consideration of $6,100,000 in full. See Note 17 — Related Party Transactions for further discussion on the Company's business activities with Keary Global. 5. Inventories Inventories consist of the following: 61

December 31, 2023 December 31, 2022 (in thousands) Raw materials $ 9,116 $ 18,061 Semi-finished goods 1,343 1,850 Finished goods 61,419 52,044 Subtotal 71,878 71,955 Less: inventory reserve (350) (749) Total inventories $ 71,528 $ 71,206 During the year ended December 31, 2023, the Company recorded $3,897,000 of adjustments and write-off related to certain inventory items, including a $1,710,000 write-off of raw materials, as the Company disposed of certain machinery and equipment in executing the strategy to scale back production in certain locations. See Note 16 — Impairment Expense and Loss (Gain), Net, on Disposal of Machinery for further discussion about the disposal of machinery. During the year ended December 31, 2022, the Company recorded a $3,470,000 write-off of certain inventory items, out of which $879,000 was determined to be out-of-period and was recorded to correct immaterial errors in its previously issued quarterly and annual financial statements. Inventory adjustments and write-offs are included in cost of goods sold on the accompanying consolidated statements of income. 6. Property and Equipment December 31, 2023 December 31, 2022 (in thousands) Machinery and equipment $ 67,321 $ 70,234 Leasehold improvements 19,085 19,063 Vehicles 7,038 6,725 Furniture and fixtures 1,015 1,016 Building 38,503 36,599 Land 11,907 11,907 Computer hardware and software 93 593 144,962 146,137 Less: accumulated depreciation and amortization (49,736) (50,569) Total property and equipment, net $ 95,226 $ 95,568 Depreciation and amortization expense is reported within general and administrative expense except for depreciation and amortization expense related to manufacturing facilities and equipment, which is included in cost of goods sold on the accompanying consolidated statements of income. Depreciation and amortization expense on property and equipment reported within general and administrative expense was $3,981,000 and $4,491,000 for the years ended December 31, 2023 and 2022, respectively. Depreciation and amortization expense on property and equipment reported within cost of goods sold was $6,776,000 and $5,887,000 for the years ended December 31, 2023 and 2022, respectively. 7. Goodwill The following table summarizes the activity in the Company's goodwill from December 31, 2021 to December 31, 2023: 62

(in thousands) Balance at December 31, 2021 $ 3,510 Goodwill acquired — Balance at December 31, 2022 $ 3,510 Goodwill acquired — Balance at December 31, 2023 $ 3,510 8. Line of Credit Pursuant to the terms of the Business Loan Agreement, dated February 23, 2018, between Lollicup, as borrower, and Hanmi Bank, as lender (as amended, the “Loan Agreement”), the Company has a line of credit with a maximum borrowing capacity of $40,000,000 (the “Line of Credit”) secured by the Company’s assets. The Company is not required to pay a commitment (unused) fee on the undrawn portion of the Line of Credit and interest is payable monthly. The Company is required to comply with certain financial covenants, including a minimum current ratio, minimum debt to earnings before interest, taxes, depreciation and amortization ("EBITDA") ratio and a minimum fixed charge coverage ratio. On March 14, 2023, the Company amended the Line of Credit. Prior to March 14, 2023, interest accrued at the annual rate of prime less 0.25% with a minimum floor of 3.25%. The amendment on March 14, 2023, among other things, (1) extended the maturity date to March 14, 2025, and (2) revised the interest on any Line of Credit borrowings to an annual rate of one month term Secured Overnight Financing Rate ("SOFR") plus 2.50%, with a SOFR floor of 1.0%. The Line of Credit also includes a standby letter of credit sublimit, which was amended and increased to $2,000,000 on August 18, 2022 and then to $5,000,000 on June 20, 2023. The Company had no borrowings outstanding under the Line of Credit as of both December 31, 2023 and December 31, 2022. The amount issued under the standby letter of credit was $3,766,000 and $1,070,000 as of December 31, 2023 and 2022, respectively. As of December 31, 2023, and 2022, the maximum remaining amount that could be borrowed under the Line of Credit was $36,234,000 and $38,930,000, respectively. As of both December 31, 2023 and 2022, the Company was in compliance with the financial covenants under the Line of Credit. 9. Accrued Expenses Accrued expenses consist of the following: December 31, 2023 December 31, 2022 (in thousands) Accrued miscellaneous expenses $ 1,271 $ 513 Accrued payroll 1,685 2,327 Accrued ocean freight and other import costs 3,513 392 Accrued sale and use taxes 1,006 992 Accrued professional services fees 845 600 Accrued vacation and sick pay 619 543 Accrued property tax 552 1,164 Accrued shipping expenses 525 1,918 Accrued sales discount expense 487 448 Accrued interest expense 73 108 Total accrued expenses $ 10,576 $ 9,005 63

10. Long-Term Debt Long-term debt consists of the following: December 31, 2023 December 31, 2022 (in thousands) The 2026 Term Loan, with an initial balance of $16,115,000 and an option to request for additional advances up to a maximum of $6,885,000 through September 2022, which the Company exercised in February 2022. Interest accrues at a fixed rate of 3.5% per annum. Principal and interest payments of $116,000 are due monthly throughout the term of the loan, with the remaining principal balance due at maturity. The loan is collateralized by substantially all of Global Wells’ assets and is guaranteed by Global Wells and one of the Company’s stockholders. In accordance with the loan agreement, Global Wells is required to comply with certain financial covenants, including a minimum debt service coverage ratio. $ 21,555 $ 22,168 The 2027 Term Loan, with an initial balance of $20,700,000 and an option to request for additional advances up to a maximum of $8,000,000 through June 30, 2023, which the Company exercised in March 2023. Interest accrues at a fixed rate of 4.375% per annum. Prior to August 1, 2023, principal and interest payments of $104,000 are due monthly. Beginning August 1, 2023, monthly principal and interest payments increased to $144,000 for the remainder of the loan term, with the remaining principal balance due at maturity. The loan is collateralized by substantially all of Global Wells’ assets and is guaranteed by one of the Company’s stockholders. In accordance with the loan agreement, Global Wells is required to comply with certain financial covenants, including a minimum debt coverage ratio. 28,166 20,563 Long-term debt 49,721 42,731 Less: unamortized loan fees (203) (216) Less: current portion (1,122) (957) Long-term debt, net of current portion $ 48,396 $ 41,558 At December 31, 2023, future maturities are: (in thousands) 2024 $ 1,122 2025 1,179 2026 20,798 2027 26,622 $ 49,721 The 2027 Loan was a refinance in June 2022 from a previous $21,580,000 term loan, and was accounted for as a debt modification. The Company was in compliance with all of its financial covenants as of both December 31, 2023 and 2022. 11. Interest Rate Swaps In June 2022, Global Wells terminated its ten-years floating-to-fixed interest rate swap, and recognized cash proceeds of $825,000 as gain on the settlement, which was included in interest income in the consolidated statements of income. This interest rate swap had a notional value of $21,580,000 as of the effective date of June 13, 2019 based on the prime rate versus a 5.1% fixed rate. For the year ended December 31, 2022, Global Wells recognized $2,159,000 (including the gain on settlement) as interest income related to the interest rate swap. 64

12. Stockholder’s Equity The Company’s Certificate of Incorporation authorize both common and preferred stock. The total number of shares of all classes of stock authorized for issuance is 110,000,000 shares, par value of $0.001, with 10,000,000 designated as preferred stock and 100,000,000 designated as common stock. Each holder of common stock and preferred stock shall be entitled to one vote per share held. During the year ended December 31, 2023, the Company paid out special and regular quarterly dividend totaling $20,909,000. During the year ended December 31, 2022, the Company paid out special dividend totaling $6,964,000. Additionally, as described in Note 22 — Subsequent Events, on February 7, 2024, the Company's Board of Directors declared a quarterly cash dividend of $0.30 per share on the Company's common stock. 13. Stock-Based Compensation In January 2019, the Company’s board of directors adopted the 2019 Stock Incentive Plan (the “Plan”). A total of 2,000,000 shares of common stock were authorized and reserved for issuance under the Plan in the form of incentive or nonqualified stock options and stock awards. A committee appointed by the board of directors of the Company determines the terms and conditions of each grant under the Plan. Employees, directors, and consultants are eligible to receive stock options and stock awards under the Plan. The aggregate number of shares available under the Plan and the number of shares subject to outstanding options may be increased or decreased by the Plan administrator to reflect any changes in the outstanding common stock by reason of any recapitalization, reorganization, reclassification, stock split, reverse split, combination of shares, exchange of shares, stock dividend or other distribution payable in capital stock or similar transaction. The exercise price of incentive stock options may not be less than the fair market value of the common stock at the date of grant. The exercise price of incentive stock options granted to individuals that own greater than 10% of the voting stock may not be less than 110% of the fair market value of the common stock at the date of grant. The term of each incentive and nonqualified option is based upon conditions as determined by the option agreement; however, the term can be no more than ten years from the date of the grant. In the case of an incentive stock option granted to an optionee who, at the time the option is granted, owns stock representing more than 10% of the voting power of all classes of stock of the Company or any parent or subsidiary, the term of the option will be a shorter term as provided in the option agreement, but not more than five years from the date of the grant. As of December 31, 2023, a total of 1,350,684 shares of common stock was available for further award grants under the Plan. For the years ended December 31, 2023 and 2022, the Company recognized a total of $770,000 and $2,047,000 in stock-based compensation expense, respectively. The Company recognizes stock-based compensation over the vesting period, which is generally 3 years for both the restricted stock units and stock options. The Company recognized a net tax benefit of $187,000 and $89,000 from compensation expense related to stock options and restricted stock units during the years ended December 31, 2023 and 2022, respectively. Stock Options A summary of the Company’s stock option activity under the Plan for the years ended December 31, 2023 and 2022 is as follows: 65

Number of Options Weighted- Average Exercise Price Weighted- Average Remaining Contract Life (In Years) Aggregate Intrinsic Value Outstanding at December 31, 2021 435,000 $ 18.76 9.7 $ 632,000 Granted 50,000 16.53 Exercised (5,000) 10.00 Forfeited (60,000) 18.86 Outstanding at December 31, 2022 420,000 $ 18.58 8.8 — Exercised (6,860) 17.84 Forfeited (26,667) 18.86 Outstanding at December 31, 2023 386,473 $ 18.58 7.8 $ 2,424 Vested and expected to vest at December 31, 2023 386,473 $ 18.58 7.8 $ 2,424 Exercisable at December 31, 2023 249,807 18.73 7.8 $ 1,528 The aggregate intrinsic value is calculated by subtracting the exercise price of the option from the closing price of the Company’s common stock on December 31, 2023, multiplied by the number of shares per each option. At December 31, 2023, total remaining stock-based compensation cost for unvested stock options under the Plan was approximately $183,000. The cost is expected to be recognized over a weighted-average period of 0.8 years. There were no stock options granted during the year ended December 31, 2023. The weighted-average grant date fair value of stock options granted during the year ended December 31, 2022 was $5.18. The assumptions that were used to calculate the grant date fair value of the Company’s stock option grants for the year ended December 31, 2022 were as follows: December 31, 2022 Risk-free interest rate 1.70 % Expected term (years) 6.25 years Volatility 30.0 % Dividend yield 0.40 % Restricted Stock Units A summary of the Company’s unvested restricted stock units activity under the Plan for the years ended December 31, 2023 and 2022 is as follows: Number of Shares Outstanding Weighted Average Grant Date Fair Value Unvested at December 31, 2021 159,000 $ 11.08 Granted 9,900 16.69 Vested (75,588) 10.72 Forfeited (11,166) 15.54 Unvested at December 31, 2022 82,146 $ 11.47 Vested (75,133) 11.13 Forfeited (1,667) 10.00 Unvested at December 31, 2023 5,346 $ 16.71 At December 31, 2023, total remaining stock-based compensation cost for unvested restricted stock units under the Plan was approximately $15,000. The cost is expected to be recognized over a weighted-average period of 0.8 years. 66

There were no restricted stock units granted during the year ended December 31, 2023. There were 9,900 restricted stock units granted during the year ended December 31, 2022 with a weighted-average grant date fair value of $16.69. The total fair value of restricted stock units, as of their respective vesting date, during the year ended December 31, 2023, and 2022, was $1,612,000 and $1,156,000, respectively. 14. Earnings Per Share (a) Basic Basic earnings per share is calculated by dividing the net income attributable to equity holders of the Company for the year by the weighted average number of common shares outstanding during the period. Year Ended December 31, 2023 2022 (in thousands, except per share data) Net income attributable to Karat Packaging Inc. $ 32,470 $ 23,648 Weighted average shares 19,905 19,825 Basic earnings per share $ 1.63 $ 1.19 (b) Diluted Diluted earnings per share is calculated based upon the weighted average number of common shares and common equivalent shares outstanding during the period, calculated using the treasury stock method. Under the treasury stock method, exercise proceeds include the amount the employee must pay for exercising stock options and the amount of compensation cost related to stock awards for future services that the Company has not yet recognized. Common equivalent shares are excluded from the computation in periods in which they have an anti-dilutive effect. The following table summarizes the calculation of diluted earnings per share: Year Ended December 31, 2023 2022 (in thousands, except per share data) Net income attributable to Karat Packaging Inc. $ 32,470 $ 23,648 Weighted average shares 19,905 19,825 Dilutive shares Stock options and restricted stock units 73 101 Total dilutive shares 19,978 19,926 Diluted earnings per share $ 1.63 $ 1.19 For the years ended December 31, 2023 and 2022 a total of 213,599 and 449,223 shares of potentially dilutive shares, respectively, have been excluded in the diluted earnings per share calculation due to their anti-dilutive impact on earnings per share. 15. Leases The Company primarily leases manufacturing facilities, distribution centers and office spaces with lease terms expiring through 2031. The following table summarizes the Company's lease costs in the accompanying consolidated statement of income: 67

Year Ended December 31, 2023 2022 (in thousands) Operating lease expense $ 6,171 $ 4,522 Short-term lease expense 314 311 Variable lease expense 1,130 817 Total lease expense $ 7,615 $ 5,650 For the year ended December 31, 2023 and 2022, total lease expense included in operating expenses was $6,541,000 and $4,574,000, respectively, and total lease expense included in cost of goods sold was $1,074,000 and $1,076,000, respectively. The following table presents supplemental information related to operating leases: December 31, 2023 December 31, 2022 (in thousands, except lease term and discount rate) Weighted average remaining lease term 4.51 years 4.27 years Weighted average discount rate 6.2% 5.3 % Right-of-use assets obtained in exchange for operating lease liabilities $ 9,995 $ 10,727 Cash paid for amounts included in measurement of lease obligations: Operating cash flows from operating leases $ 5,768 $ 4,481 As of December 31, 2023, future lease payments under operating lease were as follows: (in thousands) 2024 $ 5,980 2025 5,113 2026 5,276 2027 3,993 2028 2,575 Thereafter 1,988 Total future lease payments 24,925 Less: imputed interest (3,438) Total lease liability balance $ 21,487 In September 2020, Global Wells entered into an operating lease agreement with an unrelated party as the landlord for a term of 38 months beginning September 9, 2020. The lease was extended for a period of two additional years beginning November 1, 2023, and generates monthly rental payments from $62,000 to $65,000. Sublease income for the year ended year ended December 31, 2023 and 2022 was $76,000 and $0, respectively. Sublease income is included in rental income in the accompanying consolidated statements of income. The expected rental income is $786,000 and $616,000 for the year ended December 31, 2024, and 2025, respectively. 16. Impairment Expense and Loss (Gain), Net, on Disposal of Machinery and Equipment In February 2023, the Company started to execute a strategy to increase imports and scale back manufacturing in certain locations. The Company subsequently reached an agreement with two unrelated third-party vendors in Taiwan to sell them certain of its manufacturing machinery and equipment. During the year ended December 31, 2023, the Company also cancelled certain equipment purchase commitments that it had previously paid deposits towards, and disposed of certain machinery and equipment through abandonment. 68

The Company recognized the following amounts related to impairment expense and loss (gain), net, on disposal of machinery: Year Ended December 31, 2023 2022 (in thousands) Loss, net, on disposal of machinery in scaling back manufacturing $ 1,609 $ — Loss (gain), net, on disposal of machinery within normal course of business 393 (32) Loss (gain), net, on disposal 2,002 (32) Impairment of deposits 523 — Impairment expense and loss (gain), net, on disposal of machinery $ 2,525 $ (32) 17. Related Party Transactions Keary Global ("Keary Global") owns 250,004 shares of the Company's common stock as of December 31, 2023, which Keary Global acquired upon exercise of two convertible notes during the third quarter of 2018. Keary Global and its affiliate, Keary International, are owned by one of the Company’s stockholders’ family member. In addition to being a stockholder, Keary Global and Keary International are inventory suppliers and purchasing agents for the Company overseas. The Company has entered into ongoing purchase and supply agreements with Keary Global. At December 31, 2023 and 2022, the Company has accounts payable due to Keary Global and Keary International of $5,306,000 and $4,940,000, respectively. Purchases for the years ended December 31, 2023 and 2022 from this related party were $39,595,000 and $42,978,000, respectively. See Note 4 — Joint Venture for discussion on the Share Transfer Agreement with Keary Global. 18. Employee Benefits The Company maintains a 401(k) plan for employees who meet specific requirements. The Company matches 100% of the employees’ contributions up to 3% of each employee’s salary, 87.5% of the employees’ contributions up to 4% of each employee’s salary, and 80% of the employees’ contributions up to 5% of each employee’s salary. The Company’s portion of the contributions is expensed as incurred with a total expense of $368,000 and $345,000 for the years ended December 31, 2023 and 2022, respectively. 19. Income Taxes The provision for income taxes for the years ended December 31, 2023 and 2022, respectively, consisted of: Year Ended December 31, 2023 2022 (in thousands) Current Federal $ 8,987 $ 6,291 State 1,776 863 10,763 7,154 Deferred Federal (1,052) (502) State 93 24 (959) (478) Provision for income taxes $ 9,804 $ 6,676 Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amount used for federal and state income tax purposes. The Company’s deferred tax assets (liabilities), calculated using effective tax rates is as follows: 69

December 31, 2023 December 31, 2022 (in thousands) Deferred tax assets: State taxes $ 436 $ 252 Reserves 503 825 Accruals and deferred expenses 794 66 Research and development credit 40 43 Inventory 1,012 1,042 Government grant — 343 Stock based compensation 282 573 Capitalized research and development costs 1,741 1,043 Operating lease liabilities 9,140 8,452 Total deferred tax assets 13,948 12,639 Deferred tax liabilities: Fixed assets – depreciation (9,902) (10,350) Investment in Global Wells Investment Group (234) (172) Operating ROU asset (8,009) (7,273) Total deferred tax liabilities (18,145) (17,795) Net deferred tax liability $ (4,197) $ (5,156) Reconciliation of income taxes are as follows from statutory rate of 21% to the effective tax rate for the year ended December 31, 2023 and 2022, respectively: December 31, 2023 December 31, 2022 (in thousands) Income tax computed at the federal statutory rate $ 8,988 $ 6,828 State taxes, net of federal tax benefits 1,609 1,101 Noncontrolling Interest - Income not subject to tax (115) (460) Permanent items 42 31 Excess tax benefit from stock based compensation (187) (89) Research and development credit (417) (455) Others (116) (280) Provision for income taxes $ 9,804 $ 6,676 The Company may be audited by the Internal Revenue Service and various state tax authorities. Disputes may arise with these tax authorities involving issues of the timing and amount of deductions and allocations of income and expenses among various tax jurisdictions because of differing interpretations of tax laws and regulations. The Company evaluates its exposures associated with the tax filing positions and, while it believes its positions comply with applicable laws, may record liabilities based upon estimates of the ultimate outcome of these matters and the guidance provided in ASC 740. As of December 31, 2023 and 2022, the Company does not have any unrecognized tax benefit. The Company remains subject to IRS examination for the 2020 through 2022 tax years, and has received notice in February 2019 that it is under examination for years 2016 and 2017. Additionally, the Company files multiple state and local income tax returns and remains subject to examination in various of these jurisdictions for the 2019 through 2022 tax years. ASC 740, Income Taxes, provides for the recognition of deferred tax assets if realization of these assets is more- likely-than-not. In evaluating the Company’s ability to recover its deferred tax assets, the Company considers all available positive and negative evidence, including its operating results, ongoing tax planning and forecasts of future taxable income on a jurisdiction-by-jurisdiction basis. Based upon the level of historical taxable income, at this time, the Company determined that sufficient positive evidence existed to conclude that it is more likely than not there will be full utilization of 70 the deferred tax assets in each jurisdiction. As such, as of December 31, 2023, and 2022, based on the available evidence, the Company did not record any valuation allowance. In August 2022, the Inflation Reduction Act of 2022 (the "Act") was signed into law. The Act, among other things, imposes a nondeductible 1% excise tax on the fair market value of certain stock that is "repurchased" during the taxable year by publicly traded U.S. corporations or acquired by certain of its subsidiaries. The taxable amount is reduced by the fair market value of certain issuances of stock throughout the year. The Act also imposes a 15% corporate minimum tax on the adjusted financial statement income of large corporations for taxable years beginning after December 31, 2022. We do not expect these tax law changes to have a material impact on our consolidated financial statements; however, we will continue to evaluate their impact. In March 2023, the IRS announced the Winter Storm Relief that allowed for taxpayers in California affected by severe winter storms, flooding, landslides, and mudslides to have until November 15, 2023, to file various individual and business tax returns and make tax payments. The Company took advantage of this tax relief in the current year. 20. Commitments and Contingencies On October 5, 2023, the Company received a final and binding judgment from the Taiwan Supreme Court, dismissing its claim filed in 2020 against one of its Taiwanese vendors to return a prepayment of $1,124,000 due to the vendor's failure to deliver products under the contract. As a result, the Company recorded a write-off of the prepayment, which is included in general and administrative expense in the consolidated statement of income. In May 2023, the Company received a Notice of Investigations and Interim Measures stating that U.S. Customs and Border Protection (“CBP”) had initiated a formal investigation to determine whether the Company had evaded the anti- dumping and countervailing duty orders on lightweight thermal paper from China by transshipping the merchandise through Taiwan. The period of investigation was from January 2022 through the pendency of the investigation. On February 5, 2024, CBP issued its Notice of Determination concluding that the manufacturing procedures performed by the manufacturer in Taiwan, which the Company imported certain thermal paper products from, did not constitute substantial transformation. Based on this, the Company recorded a reserve as of December 31, 2023 and a corresponding increase in cost of goods sold in the consolidated statement of income for the year ended December 31, 2023 for estimated additional probable loss of $2,333,000, representing the total estimated probable loss on all thermal paper imports under the investigation period minus payments already made. The Company is in the process of evaluating the CBP determination and assessing its appeal options. The amount of the final payments could differ materially from the Company's current estimate. The Company is a party to, and certain of its property is the subject of, various other pending claims and legal proceedings that routinely arise in the ordinary course of its business. Management believes that the outcome of such litigation and claims, should they arise in the future, is not likely to have a material effect on the Company’s financial position or results of income. 21. Secondary Offering On September 12, 2023, certain selling stockholders completed a secondary public offering of shares of the Company's common stock. The Company did not receive any of the proceeds from the sale of these shares by the selling stockholders. The Company incurred offering transaction costs of $453,000, which were recognized in general and administrative expense in the consolidated statement of income. 22. Subsequent Events On February 7, 2024, the Company's Board of Directors declared a quarterly cash dividend of $0.30 per share on the Company's common stock, which was paid on February 29, 2024 to shareholders of record at the close of business on February 21, 2024. On February 12, 2024, the Company signed a lease agreement for a 44,000 square-foot distribution facility in Mesa, Arizona for a term of 65 months. The lease term will commence on March 16, 2024 with monthly base lease payments ranging from $42,000 to $48,000 after an initial rent abatement period. On February 29, 2024, Global Wells and one of its members (the "Selling Member") entered into a membership interest redemption agreement, under which the Selling Member sold and Global Wells purchased and redeemed all of the Selling Member's 10.8% ownership interest in Global Wells for a total cash consideration of $3,208,000, net of and tax withholding. The ownership interests and voting power of the remaining three members of Global Wells, including Lollicup, were adjusted proportionally subsequent to the redemption. Therefore, Lollicup's ownership interest increased to 71

15.1% and voting interest increased to 33.3%. On February 16, 2024, Global Wells made an advance cash payment of $2,325,000 to the Selling Member, with the remaining balance expected to be paid before December 31, 2024. On March 12, 2024, the Company's Compensation Committee of the Board of Directors approved a grant totaling 91,000 restricted stock units to certain key employees including the CEO and CFO. The grant date fair value of these restricted stock units was $2,674,000. The restricted stock units vest at various times between May 2024 and May 2026. On March 12, 2024, the Company and Alan Yu, CEO, entered into an amendment to his employment agreement (the “CEO Amendment”), effective as of March 12, 2024. The CEO Amendment reflects that Mr. Yu will continue in his role as Chief Executive Officer. Also pursuant to the CEO Amendment, Mr. Yu's base salary will increase to $300,000 per year. The CEO Amendment also provides that Mr. Yu will be granted 24,000 restricted stock units, as discussed above. Additionally, on March 12, 2024, the Company and Jian Guo, CFO, entered into an amendment to her employment agreement (the “CFO Amendment”), effective as of March 12, 2024. The CFO Amendment reflects that Ms. Guo will continue in her role as Chief Financial Officer. The CFO Amendment also provides that Ms. Guo will be granted 24,000 restricted stock units, as discussed above. 72

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE None. ITEM 9A. CONTROLS AND PROCEDURES Evaluation of Disclosure Controls and Procedures The Company's management, with the participation of its Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of its disclosure controls and procedures (as defined in the Securities Exchange Act of 1934, as amended (“Exchange Act”) Rules 13a-15(e) and 15d-15(e)) as of the end of the period covered by this Annual Report on Form 10-K. Based on this evaluation, the Company's Chief Executive Officer and Chief Financial Officer concluded that its disclosure controls and procedures were not effective at December 31, 2023, due to the material weaknesses described below. Management’s Annual Report on Internal Control Over Financial Reporting The Company's management, under the supervision and with the participation of its Chief Executive Officer and Chief Financial Officer and effected by its board of directors, is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13(a)-15(f) and 15(d)-15(f) under the Exchange Act. The Company's internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate. Under the supervision and with the participation of the Company's Chief Executive Officer and Chief Financial Officer, management conducted an evaluation of the effectiveness of the Company's internal control over financial reporting as of December 31, 2023 using the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”) in “Internal Control - Integrated Framework” (2013). Based on this assessment, management concluded that as of December 31, 2023, its internal control over financial reporting was not effective due to the material weaknesses described below. A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of the Company’s annual or interim financial statements will not be prevented or detected on a timely basis. Management has determined that the Company has the following material weakness in its internal control over financial reporting at December 31, 2023: Management did not maintain appropriately designed entity-level controls impacting the control environment, risk assessment procedures and monitoring activities to prevent or detect material misstatements to the consolidated financial statements. These deficiencies were attributed to: (i) lack of structure and responsibility, insufficient number of qualified resources and inadequate oversight and accountability over the performance of controls, including retention of control evidence, and (ii) ineffective identification and assessment of risks impacting internal control over financial reporting, and (iii) insufficient evaluation and determination as to whether the components of internal controls were present and functioning based upon evidence maintained for certain management review controls and activity level controls across substantially all financial statement areas. This material weakness did not result in any material misstatements of the Company’s financial statements or disclosures for any prior or current reporting periods, but did result in immaterial misclassification adjustments to net sales, cost of goods sold, selling expenses and general and administrative expenses with no impact on net income for the quarter and year ended December 31, 2023 and an immaterial adjustment to deposits as of December 31, 2023. This material weakness contributed to the following additional material weakness: Management did not design and maintain effective controls over certain information technology ("IT") general controls for information systems that are relevant to the preparation of their financial statements. Specifically, management did not design and maintain (i) program change management controls to ensure that program and data changes are 73 identified, tested, authorized and implemented appropriately, and (ii) user access controls to ensure appropriate segregation of duties and to adequately restrict user and privileged access to appropriate personnel. These IT deficiencies did not result in a material misstatement to the financial statements. Each of these material weaknesses could result in a misstatement of substantially all account balances or disclosures that would result in a material misstatement to the annual or interim consolidated financial statements that would not be prevented or detected. Plan of Remediation of Material Weaknesses in Internal Control Over Financial Reporting As reported in the 2022 Form 10-K, we have engaged in remedial actions in response to the deficiencies discussed above. These efforts were on-going during 2022 and 2023 and will continue into 2024. The following remedial actions were taken in the year ended December 31, 2022: • Increased the number of personnel with the appropriate level of knowledge related to accounting transactions, accounting matters, and relevant systems, including the addition of a Chief Financial Officer and Controller. • With the assistance from the third-party service provider, and under the supervision of the Company's Audit Committee, Chief Executive Officer and Chief Financial Officer, initiated the design and implementation of significant process transaction flows and key controls in the Company's overall IT environment. The following remedial actions were taken in the year ended December 31, 2023: • As part of management's risk assessment and evaluation of the design of key controls, management updated control objectives and refined control design and documentation, including such design and documentations as related to the appropriate segregation of duties and monitoring activities. • Enhanced policies and procedures to improve Information Technology General Controls and the Company's overall IT environment. Examples of some of management's efforts include: ◦ Adopted the policy and procedure to regularly review user's access rights relating to the Company's significant information technology systems; ◦ Designed and started to perform review of users’ access rights to our significant information technology systems; and ◦ Maintained and enforced certain procedures, controls and developed IT policies around change management. Additionally, the following remedial actions are currently in the process of being taken: • Continue to evaluate the Company's needs for additional personnel and add, as needed, additional headcount primarily within the information technology department. Management continues to onboard individuals with the appropriate education, experience, certifications, and training. • Continue to enhance policies and procedures to improve Information Technology General Controls and the Company's overall IT environment, including continue to enforce newly or enhanced policies and controls around user provisioning, access reviews and change management. Management is committed to remediating the material weaknesses in a timely fashion and to making continuous improvements to the Company's internal control over financial reporting. Management believes the measures described above have strengthened the Company's internal control over financial reporting, Management will continually assess the effectiveness of the remediation efforts and may determine to take additional measures to address control deficiencies or modify the remediation plan described above. Remediation of Previously Identified Material Weaknesses We have previously identified and disclosed the following material weaknesses in our internal control over financial reporting for the year ended December 31, 2022: 74

• Management did not design and implement management review controls at a sufficient level of precision to detect a material misstatement across substantially all financial statement areas that include complex and judgmental areas of accounting and disclosure. • Management did not design and maintain effective activity level controls over balances recorded within revenue and accounts receivable, including controls over (i) the approval of arrangements with customers and pricing changes, and (ii) the approval and matching of sales orders, shipping documents, and sales invoices in the revenue recognition process. • Management did not design and maintain effective activity level controls over the balances recorded within inventory and cost of sales, including controls over (i) the year-end physical inventory counts and inventory count variances, and (ii) inventory costing and bill of material analysis. • Management did not design and maintain effective activity level controls over the procurement process, including controls over (i) vendor master file changes, (ii) the approval and matching of purchase orders, invoices, and receiving documents, and (iii) authorization of vendor payments. As of December 31, 2023, management sufficiently completed its remediation of these material weaknesses by taking the following measures: • Increased the number of personnel with the appropriate level of knowledge related to accounting transactions, accounting matters, and relevant systems, including the addition of a Chief Financial Officer and Controller. • Engaged a third-party service provider to assist management with the design and implementation of internal controls. • Completed a risk assessment based on the criteria established by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO") to identify internal control over financial reporting ("ICFR") risks and control objectives. • With the assistance from the third-party service provider, and under the supervision of the Company's Audit Committee, Chief Executive Officer and Chief Financial Officer, designed and implemented significant process transaction flows and key controls in the Company's business processes, including revenue, inventory, and procurement. • Improved the process of retaining and reviewing evidence of sales arrangements with customers including adopting a required retention period for applicable customer purchase orders and internal review of sales order. • Held additional training for warehouse employees to appropriately perform and document the three-way match between sales orders, shipping documents, and sales invoices. • Enhanced training programs for personnel that provide key information and perform key roles associated with ICFR. Management designed such training programs in order to improve the level of understanding of the design and proper implementation of controls by the control owners and to instruct such individuals on appropriate level of documentation practices for evidencing review, especially over the completeness and accuracy of underlying data and the precision level used in the review. • Enhanced controls requiring inventory adjustments to be reviewed and approved by the appropriate level of management and to be appropriately recorded and inventory costing analysis to be appropriately reviewed. • Adopted a Company-wide approval matrix that establishes clear guidelines on authority levels for all types of cash disbursement transactions. • Established appropriate reporting lines within business processes, including the accounts payable department to ensure proper segregation of duties for and performance of controls and procedures including vendor master file changes and the three-way match between purchase orders, receiving documents, and vendor invoices. • Updated and enhanced the standard operating procedures of year-end physical counts to ensure all inventory items are counted at all warehouses in a consistent manner. • Updated objectives, processes and control design and documentation, including such design and documentation as related to the completeness and accuracy of underlying data and a sufficient precision level in management review controls to detect material misstatement across all financial statement areas. Management has completed the documentation and review of the corrective actions described above, and concluded that the design and operation of our financial reporting processes and controls related to the corrective actions were effective and therefore that the related previously identified material weaknesses have been fully remediated as of December 31, 2023. Changes in Internal Control Over Financial Reporting 75

There were no changes in our internal control over financial reporting that occurred during the quarter ended December 31, 2023 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting. ITEM 9B. OTHER INFORMATION Amendments to Alan Yu's and Jian Guo's Employment Agreements On March 12, 2024, the Company and Mr. Yu entered into an amendment to his employment agreement (the “CEO Amendment”), effective as of March 12, 2024, which amends his employment agreement previously filed as Exhibit 10.16 to the Registration Statement on Form S-1, filed with the Securities and Exchange Commission (the "SEC") on February 18, 2021 and declared effective on April 14, 2021. The CEO Amendment reflects that Mr. Yu will continue in his role as Chief Executive Officer for an initial term expiring on March 12, 2026, subject to automatic extensions, unless either party provides the other with 60 days' prior written notice. Pursuant to the CEO Amendment, Mr. Yu's base salary will increase to of $300,000 per year. The CEO Amendment also provides that Mr. Yu will be granted 24,000 RSUs pursuant to the terms of the CEO Amendment and the Company's Stock Incentive Plan, in which 24,000 RSUs shall vest in three, equal installments on May 12, 2024, May 12, 2025 and May 12, 2026. In the event the Mr. Yu resigns or is terminated before the vesting of the last installment on May 12, 2026, Mr. Yu is entitled to receive such RSUs subject to Section 5 of the his employment agreement. Additionally, on March 12, 2024, the Company and Ms. Guo entered into an amendment to her employment agreement (the “CFO Amendment”), effective as of March 12, 2024, which amends her employment agreement previously filed as Exhibit 10.1 to the Current Report on Form 8-K, filed with the SEC on February 1, 2022. The CFO Amendment reflects that Ms. Guo will continue in her role as Chief Financial Officer for an initial term expiring on March 12, 2026, subject to automatic extensions, unless either party provides the other with 60 days' prior written notice. The CFO Amendment provides that Ms. Guo will be granted 24,000 RSUs pursuant to the terms of the CFO Amendment and the Company's Stock Incentive Plan, in which 24,000 RSUs shall vest in three, equal installments on May 12, 2024, May 12, 2025 and May 12, 2026. In the event the Ms. Guo resigns or is terminated before the vesting of the last installment on May 12, 2026, Ms. Guo is entitled to receive such RSUs subject to Section 5 of the employment agreement. The foregoing descriptions of the CEO Amendment and the CFO Amendment do not purport to be complete and is qualified in its entirety by reference to the full texts of the CEO Amendment and the CFO Amendment, copies of which are included as Exhibits 10.32 and 10.33, respectively, to this Annual Report on Form 10-K and incorporated herein by reference. Rule 10b5-1 Trading Arrangements During the fiscal quarter ended December 31, 2023, no director or officer of the Company adopted or terminated a “Rule 10b5-1 trading arrangement” or a “non-Rule 10b5-1 trading arrangement” (in each case, as defined in Item 408 of Regulation S-K). ITEM 9C. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS Not applicable. 76

Part III ITEM 10. DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE The information required by this item will be contained in our definitive proxy statement, or Proxy Statement, to be filed with the SEC in connection with our 2024 Annual Meeting of Stockholders. Our Proxy Statement for the 2024 Annual Meeting of Stockholders is expected to be filed not later than 120 days after the end of our fiscal year ended December 31, 2023 and is incorporated into this report by this reference. We have adopted a Code of Ethics that applies to our Chief Executive Officer, Chief Financial Officer, and to all of our other officers, directors, employees and agents. The Code of Ethics is available on our website at www.karatpackaging.com. We intend to disclose future amendments to, or waivers from, certain provisions of our Code of Ethics on the above website within five business days following the date of such amendment or waiver. ITEM 11. EXECUTIVE AND DIRECTOR COMPENSATION The information required by this item will be set forth in the Proxy Statement and is incorporated into this report by this reference. ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS The information required by this item will be set forth in the Proxy Statement and is incorporated into this report by this reference. ITEM 13. CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS The information required by this item will be set forth in the Proxy Statement and is incorporated into this report by this reference. ITEM 14. PRINCIPAL ACCOUNTANT FEES AND SERVICES The information required by this item will be set forth in the Proxy Statement and is incorporated into this report by this reference. 77

Part IV ITEM 15. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES (a) We have filed the following documents as part of this Annual Report on Form 10-K: 1. The financial statements listed in the "Index to Financial Statements" on page F-1 are filed as part of this report. 2. Financial statement schedules are omitted because they are not applicable, or the required information is shown in the financial statements or notes thereto. 3. Exhibits included or incorporated herein: See below. Exhibit No. Description 3.1 Certificate of Incorporation of Karat Packaging Inc. (Incorporated by reference from the Registration Statement on Form S-1, filed with the Securities and Exchange Commission on February 18, 2021 and declared effective on April 14, 2021). 3.2 Bylaws of Karat Packaging Inc. (Incorporated by reference from the Registration Statement on Form S-1, filed with the Securities and Exchange Commission on February 18, 2021 and declared effective on April 14, 2021). 4.1 Form of Common Stock Certificate (Incorporated by reference from the Registration Statement on Form S-1, filed with the Securities and Exchange Commission on February 18, 2021 and declared effective on April 14, 2021). 4.2* Description of Registrant's Securities 10.1+ Karat Packaging Inc. 2019 Stock Incentive Plan (Incorporated by reference from the Registration Statement on Form S-1, filed with the Securities and Exchange Commission on February 18, 2021 and declared effective on April 14, 2021). 10.2+ Form of Restricted Stock Unit Award Agreement Pursuant to the Karat Packaging Inc. 2019 Stock Incentive Plan (Incorporated by reference from the Registration Statement on Form S-1, filed with the Securities and Exchange Commission on February 18, 2021 and declared effective on April 14, 2021). 10.3+ Form of Karat Packaging Inc. 2019 Stock Incentive Plan Stock Option Agreement (Incorporated by reference from the Registration Statement on Form S-1, filed with the Securities and Exchange Commission on February 18, 2021 and declared effective on April 14, 2021). 10.4 Amended and Restated Lease Agreement, by and between the Company and Global Wells Investment Group LLC for the Texas facility (Incorporated by reference from the Registration Statement on Form S-1, filed with the Securities and Exchange Commission on February 18, 2021 and declared effective on April 14, 2021). 10.5 Standard Industrial/Commercial Single-Tenant Lease-Gross, dated February 6, 2013, by and between First Industrial, LP, a Delaware limited partnership and Lollicup USA Inc. (Incorporated by reference from the Registration Statement on Form S-1, filed with the Securities and Exchange Commission on February 18, 2021 and declared effective on April 14, 2021). 10.6 First Amendment to Standard Industrial/Commercial Single-Tenant Lease-Gross, dated November 14, 2018, by and between First Industrial, LP, a Delaware limited partnership and Lollicup USA Inc. (Incorporated by reference from the Registration Statement on Form S-1, filed with the Securities and Exchange Commission on February 18, 2021 and declared effective on April 14, 2021). 10.7 Lease Agreement dated July 16, 2020, by and between Lollicup USA Inc. and Global Wells Investment Group LLC for the New Jersey facility (Incorporated by reference from the Registration Statement on Form S-1, filed with the Securities and Exchange Commission on February 18, 2021 and declared effective on April 14, 2021). 10.8 Share Exchange Agreement and Plan of Reorganization, dated as of September 27, 2018, entered into by the Company, Lollicup USA Inc., and each of Alan Yu, Marvin Cheng, Karat Global Group, LTD. (now known as Keary Global Group, LTD.) and Plutus Investment Holding Company (Incorporated by reference from the Registration Statement on Form S-1, filed with the Securities and Exchange Commission on February 18, 2021 and declared effective on April 14, 2021). 10.9 Assignment and Assumption of Grants, by and between Lollicup USA Inc. and Global Wells Investment Group LLC effective as of July 1, 2018 (Incorporated by reference from the Registration Statement on Form S-1, filed with the Securities and Exchange Commission on February 18, 2021 and declared effective on April 14, 2021). 10.10 Form of Indemnification Agreement (Incorporated by reference from the Registration Statement on Form S-1, filed with the Securities and Exchange Commission on February 18, 2021 and declared effective on April 14, 2021. 78

10.11 Purchase and Sale Agreement dated April 9, 2019 by and between Global Wells Investment Group LLC and Atosa Catering Equipment, Inc. (Incorporated by reference from the Registration Statement on Form S-1, filed with the Securities and Exchange Commission on February 18, 2021 and declared effective on April 14, 2021). 10.12 Business Loan Agreement dated February 23, 2018 by and between Lollicup USA Inc. and Hanmi Bank (Incorporated by reference from the Registration Statement on Form S-1, filed with the Securities and Exchange Commission on February 18, 2021 and declared effective on April 14, 2021). 10.13 Business Loan Agreement dated March 17, 2020 by and between Lollicup USA Inc. and Hanmi Bank (Incorporated by reference from the Registration Statement on Form S-1, filed with the Securities and Exchange Commission on February 18, 2021 and declared effective on April 14, 2021). 10.14 Note dated April 16, 2020 by and between Lollicup USA Inc. and Hanmi Bank (Incorporated by reference from the Registration Statement on Form S-1, filed with the Securities and Exchange Commission on February 18, 2021 and declared effective on April 14, 2021). 10.15 Commercial Security Agreement dated June 30, 2020 by and between Global Wells Investment Group LLC and Hanmi Bank (Incorporated by reference from the Registration Statement on Form S-1, filed with the Securities and Exchange Commission on February 18, 2021 and declared effective on April 14, 2021). 10.16+ Form of Employment Agreement by and between the Company and Alan Yu (Incorporated by reference from the Registration Statement on Form S-1, filed with the Securities and Exchange Commission on February 18, 2021 and declared effective on April 14, 2021). 10.17+ Form of Employment Agreement by and between the Company and Marvin Cheng (Incorporated by reference from the Registration Statement on Form S-1, filed with the Securities and Exchange Commission on February 18, 2021 and declared effective on April 14, 2021). 10.18+ Form of Employment Agreement by and between the Company and Joanne Wang (Incorporated by reference from the Registration Statement on Form S-1, filed with the Securities and Exchange Commission on February 18, 2021 and declared effective on April 14, 2021). 10.20 Business Loan Agreement dated October 6, 2021 by and between Lollicup USA Inc. and Hanmi Bank (Incorporated by reference to Exhibit 10.20 from the Annual Report on Form 10-K, filed with the Securities and Exchange Commission on March 31, 2022). 10.21+ Employment Agreement, dated February 1, 2022, by and between the Company and Jian Guo (Incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K, filed with the Securities and Exchange Commission on February 1, 2022). 10.22 Agreement, dated April 6, 2022, by and between Lollicup USA Inc. and Happiness Moon Co., Ltd. (English Translation) (Incorporated by reference to Exhibit 10.1 in the Company's Current Report on Form 8-K filed on April 7, 2022) 10.23 Business Loan Agreement between Global Wells Investment Group LLC and East West Bank, dated June 15, 2022 (Incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K, filed with the Securities and Exchange Commission on June 22, 2022). 10.24 Interest Rate Swap Termination Agreement, dated June 10, 2022, by and between Global Wells Investment Group LLC and East West Bank (Incorporated by reference to Exhibit 10.3 to the Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission on August 11, 2022). 10.25 Change In Terms Agreement, dated August 18, 2022, by and between Lollicup USA Inc and Hanmi Bank (Incorporated by reference to Exhibit 10.1 to the Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission on November 14, 2022). 10.26 Change In Terms Agreement, dated March 14, 2023, by and between Lollicup USA Inc and Hanmi Bank (Incorporated by reference to Exhibit 10.26 to the Annual Report on Form 10-K, filed with the Securities and Exchange Commission on March 16, 2023). 10.27 Agreement by and between Lollicup USA Inc., Keary Global Ltd., Happiness Moon Co. Ltd., and Bio Earth Technology, dated May 8, 2023 (English Translation) (incorporated by reference to Exhibit 10.1 of the Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on May 10, 2023). 10.28 Share Transfer Agreement by and between Lollicup USA Inc. and Keary Global Ltd., dated May 8, 2023 (English Translation) (incorporated by reference to Exhibit 10.2 of the Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on May 10, 2023). 10.29 Change In Terms Agreement, dated June 20, 2023, by and between Lollicup USA Inc and Hanmi Bank (incorporated by reference to Exhibit 10.1 of the Current Report on Form 8-K filed with the Securities and Exchange Commission on June 22, 2023). 10.30 Separation Agreement and General Release, dated August 30, 2023 (incorporated by reference to Exhibit 10.1 of the Current Report on Form 8-K filed with the Securities and Exchange Commission on August 31, 2023). 79

10.31 Employment Agreement, dated October 5, 2023, between Karat Packaging Inc. and Daniel Quire, Chief Revenue Officer (incorporated by reference to Exhibit 10.1 of the Current Report on Form 8-K filed with the Securities and Exchange Commission on October 11, 2023). 10.32*+ Amendment to Employment Agreement, dated March 12, 2024, between Karat Packaging Inc. and Alan Yu, Chief Executive Officer. 10.33*+ Amendment to Employment Agreement, dated March 12, 2024, between Karat Packaging Inc. and Jian Guo, Chief Financial Officer. 19.1* Karat Packaging Inc.'s Amended Insider Trading Policy, effective as of March 12, 2024 21.1 List of Subsidiaries (Incorporated by reference to Exhibit 21.1 to the Annual Report on Form 10-K, filed with the Securities and Exchange Commission on March 31, 2022). 23.1* Consent of independent registered public accounting firm (PricewaterhouseCoopers LLP) 23.2* Consent of independent registered public accounting firm (BDO USA, P.C.) 31.1* Certification pursuant to Section 302 of the Sarbanes-Oxley Act 31.2* Certification pursuant to Section 302 of the Sarbanes-Oxley Act 32.1** Certification pursuant to Section 906 of the Sarbanes-Oxley Act 32.2** Certification pursuant to Section 906 of the Sarbanes-Oxley Act 97.1* Karat Packaging Inc.'s Clawback Policy, effective as of October 2, 2023. 101.INS* XBRL Instance Document. 101.SCG* XBRL Taxonomy Extension Schema. 101.CAL* XBRL Taxonomy Extension Calculation Linkbase. 101.DEF* XBRL Taxonomy Extension Definition Linkbase. 101.LAB* XBRL Taxonomy Extension Label Linkbase. 101.PRE* XBRL Taxonomy Extension Presentation Linkbase. 104* Cover Page Interactive Data File (formatted as inline XBRL and contained in Exhibit 101) * Filed herewith. ** Furnished herewith. + Indicates management compensatory agreement. ITEM 16. FORM 10-K SUMMARY None. 80

SIGNATURES Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized. DATE: March 15, 2024 KARAT PACKAGING INC. By: /s/ Alan Yu Alan Yu Chief Executive Officer (Principal Executive Officer) By: /s/ Jian Guo Jian Guo Chief Financial Officer (Principal Financial Officer and Principal Accounting Officer) Pursuant to the requirements of the Securities Exchange Act of 1934, this Report has been signed below by the following persons on behalf of the Registrant and in the capacities and on the dates indicated. Signature Title Date /s/ Alan Yu Chairman and Chief Executive Officer March 15, 2024 Alan Yu (Principal Executive Officer) /s/ Jian Guo Chief Financial Officer and Director March 15, 2024 Jian Guo (Principal Financial Officer and Principal Accounting Officer) /s/ Eric Chen Director March 15, 2024 Eric Chen /s/ Paul Chen Director March 15, 2024 Paul Chen /s/ Eve Yen Director March 15, 2024 Eve Yen 81

CORPORATE DIRECTORY Board Members: • Alan Yu (Chairman) • Jian Guo • Eric Chen (Independent) • Paul Y Chen (Independent) • Eve Yen (Independent) Executive Team: • Alan Yu – CEO • Jian Guo – CFO • Daniel Quire – CRO • Marvin Cheng – VP of Manufacturing and Secretary • Amy Tsen – VP of Finance Corporate Headquarters Address: • 6185 Kimball Ave, Chino, CA 91708 Independent Auditor: • PricewaterhouseCoopers, LLP Investor Relations Website: • https://irkarat.com/ 82

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